As filed with the Securities and Exchange Commission on February 7, 1995. Registration No. __________________

FORM S-2

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

SUMMIT SECURITIES, INC.
(Exact name of registrant as specified
in governing instruments)

                  Idaho                           6799
     (State or other jurisdiction of  (Primary Standard Industrial
     incorporation or organization)    Classification Code Number)

                                          929 W. Sprague Avenue
                                            Spokane, WA 99204
               82-0438135                    (509) 838-3111
            (I.R.S. Employer          (Address, including zip code,
           Identification No.)            and telephone number,
                                         including area code, of
                                         registrant's principal
                                           executive offices)

John Trimble
President
Summit Securities, Inc.
929 W. Sprague Ave.
Spokane, WA 99204
(509) 838-3111
(Name, address, including zip code, and telephone number, including area code, of agent for service)

     Approximate date of commencement of proposed sale to the public:
As soon as practicable after the Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. /X/

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item II(a)(1) of this form, check the following box / /.

          Total Number of Pages: 226
          Exhibit at Page: 139

CALCULATION OF REGISTRATION FEE

Title of each            Amount     Proposed   Proposed    Amount of
class of                  to be      maximum    maximum  registration
securities to          registered   offering   aggregate      fee
be registered                       price per  offering
                                      unit       price
Preferred
 Stock Shares             150,000      $ 100 $15,000,000      $1,276

Investment
 Certificates         $40,000,000         $1 $40,000,000      $3,793


     The Registrant is hereby proposing to register a new offering of Investment Certificates, Series A, in the amount of $11,000,000 and 37,000 Shares of Preferred Stock Series S-1 and is hereby amending Registration No. 33-51905 pursuant to Rule 429 of which approximately $29,000,000 of Investment Certificates, Series A, and 113,000 shares of Preferred Stock Series S-1 remain unsold. The registration fee is calculated on the amount being registered hereunder.

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

PART I

SUMMIT SECURITIES, INC.

Cross Reference Sheet
Showing Location in Prospectus of Items of the Form


1.  Forepart of the Registration Statement and
    Outside Front Cover Page of Prospectus.....   Outside Front Cover
                                                  Page
2.  Inside Front and Outside Back Cover Pages
    of Prospectus..............................   Inside Front Cover
                                                  Page
3.  Summary Information, Risk Factors and
    Ratio of Earnings to Fixed Charges.........   Prospectus Summary;
                                                  Summary Financial
                                                  Data; Certain
                                                  Investment
                                                  Considerations/
                                                  Risk Factors;
4.  Use of Proceeds............................   Use of Proceeds
5.  Determination of Offering Price............         *
6.  Dilution...................................         *
7.  Selling Security Holders...................         *
8.  Plan of Distribution.......................   Plan of
                                                  Distribution
9.  Description of Securities to be Registered.   Description of
                                                  Securities;
                                                  Description
                                                  of Certificates;
                                                  Description of
                                                  Capital Stock;
                                                  Description of
                                                  Preferred Stock
10. Interest of Named Experts and Counsel......   Legal Matters;
                                                  Experts
11. Information with Respect to Registrant.....   Front Cover Page;
                                                  Prospectus
                                                  Summary;
                                                  Capitalization;
                                                  Selected  Financial
                                                  Data; Management's
                                                  Discussion and
                                                  Analysis
                                                  of Financial
                                                  Condition and
                                                  Results of
                                                  Operations;
                                                  Business;
                                                  Management;
                                                  Principal
                                                  Shareholders;
                                                  Certain
                                                  Transactions;
                                                  Financial
                                                  Statements



12. Incorporation of Certain Information
    by Reference...............................   Available
                                                  Information

13. Disclosure of Commission Position on
    Indemnification for Securities Act
    Liabilities................................   Indemnification


*Not applicable or negative.

           SUBJECT TO COMPLETION DATED FEBRUARY 7, 1995

PROSPECTUS
SUMMIT SECURITIES, INC.
        $40,000,000  Investment Certificates, Series A
            150,000 Shares Variable Rate Cumulative Preferred Stock, Series S-1 ($100 Per Share Offering Price and Liquidation Preference)

     The Investment Certificates, Series A ("Certificates") and the shares of Variable Rate Cumulative Preferred Stock, Series S-1 ("Preferred Stock") of Summit Securities, Inc. ("Summit") are being offered separately and not as units. Certificates will pay simple interest monthly, quarterly, semi-annually or annually, or if left with the issuer, interest will compound semi-annually; or, will pay equal monthly installments of principal and interest until maturity according to an amortization schedule selected by the owner. The Certificates are unsecured, senior in liquidation to outstanding equity securities, subordinated to collateralized debt, on a parity with unsecured accounts payable and accrued liabilities and on parity with all other issued and outstanding Certificates. The Certificates will be issued in fully registered form in fractional denominations of $0.01 or multiples thereof at 100% of the principal amount paid. Summit reserves the right to change prospectively the interest rates, maturities, and minimum investment amounts on unsold Certificates. The current provisions are set forth below. See "DESCRIPTION OF CERTIFICATES"

    MINIMUM                     TERM TO                     ANNUAL
  INVESTMENT                   MATURITY                  INTEREST RATE
  ----------            ----------------------           -------------
                  (Investment Certificates, Series A)
    $
    $
    $
    $
    $
    $
                          (Installment Certificates)
    $

                          PREFERRED STOCK, SERIES S-1

     PRICE                    DISTRIBUTION
     PER SHARE                FORMULA (Applicable Rate)
     $100.00                  The greater per annum rate of the
                              Treasury Bill Rate, the
                              Ten Year Constant Maturity Rate, or the
                              Twenty Year Constant Maturity Rate,
                              plus .5% (Minimum 6%/Maximum 14%)


     The Preferred Stock offered hereunder will be sold in whole or fractional units. Preferred Stock distributions are cumulative and are to be declared and paid monthly. The Board has authorized, for an indefinite period, a distribution payment on the Preferred Stock of one percentage point above the Applicable Rate. See "DESCRIPTION OF PREFERRED STOCK - Distributions."

     Preferred Stock may be redeemed, in whole or in part, at the option of Summit at the redemption prices set forth herein. Under certain limited circumstances, the Board of Directors may, in their sole discretion and without any obligation to do so, redeem shares tendered for redemption by stockholders at the redemption prices set forth herein. See "DESCRIPTION OF PREFERRED STOCK -Redemption of Shares".

     In liquidation, Preferred Stock is junior to all debts of Summit including Summit's Certificates and in parity with other preferred stock and preferred to Summit's common stock. See "DESCRIPTION OF
PREFERRED STOCK -Redemption of Shares".

     There is no trading market for the Certificates or the Preferred Stock and none is expected to be established in the future. See "CERTAIN INVESTMENT CONSIDERATIONS - RISK FACTORS". A list of persons willing to sell or purchase Preferred Stock is maintained by Summit's broker-dealer as a convenience to holders of Summit's preferred stock. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares". This offering of Certificates and Preferred Stock is subject to withdrawal or cancellation by Summit without notice. No minimum amount of Certificates or Preferred Stock must be sold.

     The Certificates and Preferred Stock offered hereby involve significant investor considerations which should be analyzed prior to any investment decision. See "CERTAIN INVESTMENT CONSIDERATIONS - RISK FACTORS".

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               PRICE             SALES          PROCEEDS TO
             TO PUBLIC      COMMISSIONS (1)     SUMMIT (2)
Per
Certificate  100%           .25% to 6%          99.75% to 94%
Total:       $40,000,000    $100,000-$2,400,000 $39,900,000-$37,600,000
Per
Preferred
Share        $100           0% to 6%            100% to 94%
Total:       $15,000,000    None - $900,000     $15,000,000-$14,100,000


     (1) There is no sales charge to the investor. Summit will reimburse Metropolitan Investment Securities, Inc., its broker-dealer, for commissions paid to licensed securities sales representatives. Sales commission rates on the sale of Certificates depend upon the terms of the sale and upon whether the sales are renewals or new purchases. See "PLAN OF DISTRIBUTION".

     (2)  Before deducting expenses estimated at $150,000

     The Certificates and Preferred Stock are being offered for sale on a continuous, best efforts basis, directly to investors through Metropolitan Investment Securities, Inc., a wholly-owned subsidiary (acquired January 31, 1995), which is the exclusive sales agent for the publicly issued securities of Summit. No offering will be made pursuant to this prospectus subsequent to January 31, 1996. The offering is subject to Schedule E of the Bylaws of the National Association of Securities Dealers, Inc. See "PLAN OF DISTRIBUTION".

     The date of this prospectus is February    , 1995.

INSIDE FRONT COVER PAGE OF PROSPECTUS, REFER TO GRAPH APPENDIX ITEM
1

     No person has been authorized to give any information or to make any representations other than those contained in this Prospectus.
If given or made, such information or representations must not be relied upon as having been authorized by Summit. This Prospectus does not constitute an offer to sell securities in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sales made hereunder shall under any circumstances create any implication that there has been no change in the affairs of Summit since the date hereof.

AVAILABLE INFORMATION

     Summit is subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, files periodic reports and other information with the Securities and Exchange Commission. Such reports can be inspected at the public reference facilities maintained by the Commission in Washington, D.C. at 450 5th Street, N.W., Judiciary Plaza, Washington, DC 20549 and at the public reference facilities in the New York Regional Office, 7 World Trade Center, Suite 1300, New York, NY 10048, and Chicago Regional Office, Northwest Atrium Center, Suite 1400, 500 West Madison Avenue, Chicago, IL 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 5th Street N.W., Judiciary Plaza, Washington, DC 20549 at prescribed rates.

     Summit has filed with the Securities and Exchange Commission in Washington, D.C., a Registration Statement under the Securities Act of 1933 with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, as permitted by the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, including the exhibits filed or incorporated as a part thereof, which may be examined without charge at the Public Reference Room of the Commission in Washington, D.C., or copies of which may be obtained from the Commission upon payment of the prescribed fees.

Incorporation of Certain Documents by Reference

     Summit's Annual Report on Form 10-K for the fiscal year ended September 30, 1994, filed with the Securities and Exchange Commission (File No. 2-63708) is hereby incorporated in this Prospectus by reference.

     Summit hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference into the information that the Prospectus incorporates). Requests for such copies should be directed to Corporate Secretary, Summit Securities Inc., PO Box 2162, Spokane, WA 99210-2162, telephone number (509) 838-3111.

TABLE OF CONTENTS

                                                         Page

Available Information.............................

Prospectus Summary ...............................

Summary Financial Data............................

Certain Investment Considerations-Risk
Factors...........................................

Description of Securities.........................

    Description of Certificates..................
    Description of Capital Stock.................
    Description of Preferred Stock...............

Legal Matters.....................................

Experts...........................................

Plan of Distribution..............................

Use of Proceeds...................................

Capitalization....................................

Selected Financial Data...........................

Management's Discussion and Analysis of
Financial Condition and Results of
Operations........................................

Business..........................................

Management........................................

Indemnification...................................

Principal Shareholders............................

Certain Transactions..............................

Index to Financial Statements.....................

PROSPECTUS SUMMARY

     This summary is qualified in its entirety, and should be read in conjunction with the detailed information and financial statements appearing elsewhere in this prospectus. This offering involves certain considerations to prospective investors which are set forth in "Description of Securities" and "Certain Investment Considerations-Risk Factors".

Summit Securities Inc.

     Summit Securities, Inc. was incorporated under the laws of the State of Idaho on July 25, 1990. When Summit was founded it was a wholly-owned subsidiary of Metropolitan Mortgage & Securities Co., Inc., a Washington corporation ("Metropolitan"). On September 9, 1994, Summit was acquired by National Summit Corporation, which is wholly owned by C. Paul Sandifur, Jr. (President and controlling shareholder of Metropolitan). Accordingly, the change in ownership altered the form of control, but did not the change the individual in control. See "CERTAIN TRANSACTIONS".

     Summit is engaged in the business of acquiring, holding and selling receivables (hereafter "Receivables"). These Receivables generally consist of real estate contracts and promissory notes secured by first lien mortgages or deeds of trust on residential real estate. Summit also invests in Receivables consisting of real estate contracts and promissory notes secured by second and lower position liens, annuities, lottery prizes, and other investments. In addition, Summit intends to provide real estate development services through a newly acquired subsidiary, Summit Property Development Inc. Summit invests directly in Receivables using funds generated from Receivable cash flows and the sale of certificates and preferred stock which Summit sells through its subsidiary Metropolitan Investment Securities, Inc., (MIS). Summit's Receivable investments are currently acquired through a contractual arrangement with Metropolitan, which performs the Receivable acquisition, collection and management services for Summit for a fee. Summit may also engage in other businesses or activities without restriction in accordance with the provisions of its Articles of Incorporation.

     On December 15, 1994, Metropolitan and Summit entered into an understanding that on January 31, 1995 Metropolitan Investment Securities (MIS) would be sold by Metropolitan to Summit. Also, on December 15, 1994, Metropolitan and Summit entered into an understanding that Metropolitan would discontinue its property development division, which consists of a group of employees experienced in real estate development. On that same date, Summit Property Development, Inc. (a subsidiary of Summit) commenced property development operations employing those same individuals who had previously been employed by Metropolitan. Summit Property Development is negotiating an agreement with Metropolitan to provide property development services to Metropolitan. See "CERTAIN TRANSACTIONS."

     In addition, Summit is currently negotiating the purchase of Old Standard Life Insurance ("Old Standard"), a wholly owned subsidiary of Metropolitan. It is currently anticipated that the sale of Old Standard will occur during the first quarter of the 1995 calendar year and that the sale price will be based upon an independent valuation of Old Standard. See "CERTAIN TRANSACTIONS-Proposed Acquisition of Old Standard and Financial Statements of Old Standard, and Pro Forma Financial Statements of Summit and Subsidiaries."

     Summit's principal offices are located at 929 West Sprague
Avenue, Spokane, Washington 99204.  Its telephone number is (509)
838-3111. Summit also maintains offices at 1000 Hubbard, Coeur d'Alene, Idaho.

         ORGANIZATIONAL CHART FOR SUMMIT SECURITIES, INC.
                     (as of February 1, 1995)

                    National Summit Corp.
                         |
                         |
                         |
                    Summit Securities, Inc.
                         |
                         |
- --------------------------------------------------------------------
|              |                   |
Metropolitan   Summit              Old Standard Life Insurance
Investment     Property            Company (proposed acquisition.
Securities     Development         See "CERTAIN TRANSACTIONS -
Inc.                               Proposed Acquisition of Old
                                   Standard")

National Summit  -  Parent Company, inactive except as owner of
                    Summit.   Wholly Owned by C. Paul Sandifur, Jr.,
                    President of Metropolitan.

Summit - Invests in Receivables and other investments with proceeds of investments and securities offerings.

MIS - Securities broker/dealer marketing securities, principally those offered by Summit and Metropolitan (MIS was acquired by Summit on January 31, 1995).

Summit Property Development - Will provide real estate development services to others, with the principal initial client being Metropolitan.

Proposed purchase of Old Standard Life Insurance Company - Summit is currently negotiating the purchase of Old Standard from Metropolitan. It is currently contemplated that if purchased, it will be a subsidiary of Summit, however, it may be held directly by National Summit or may be purchased through an additional holding company which would be a subsidiary of Summit. See "CERTAIN TRANSACTIONS - Proposed Purchase of Old Standard."

                           The Offering

INVESTMENT CERTIFICATES:

The Offering . . . . This Certificate offering consists of
$40,000,000 in principal of Investment Certificates, Series A, issued at minimum investment amounts, terms, and rates set forth on the cover page of this Prospectus. There is no minimum amount of Certificates which must be sold. Certificates are issued in fully registered form. See "DESCRIPTION OF CERTIFICATES."

The Certificates . . . . The Certificates are unsecured indebtedness of Summit. At September 30, 1994, Summit had outstanding approximately $31,093,000 (principal and compounded and accrued interest) of certificates and similar obligations and approximately $120,000 (principal and accrued interest) of collateralized debt. See "CAPITALIZATION".

Use of Proceeds . . . . The proceeds of this offering will provide funds for Receivable investments, other investments, retiring and renewing maturing certificates, preferred stock dividends and for general corporate purposes which may include acquisition of other companies, including Old Standard and the commencement of new business ventures, including Summit Property Development. See "USE OF PROCEEDS" and "CERTAIN TRANSACTIONS."

Principal and Interest Payments . . . . At the option of the holders of Investment Certificates, Series A, interest is paid monthly, quarterly, semiannually or annually (without compounding) or if left with Summit, interest will compound semiannually; or, holders may be paid equal monthly installments of principal and interest pursuant to an amortization schedule. The minimum investment amounts, terms and interest rates on unissued Certificates offered hereby may be changed from time to time by Summit, but any such change shall not affect any Certificates issued prior to the change. See "DESCRIPTION OF CERTIFICATES."

PREFERRED STOCK:

Offering . . . . This Preferred Stock offering consists of 150,000 shares of Variable Rate Cumulative Preferred Stock, Series S-1 (the Preferred Stock), offered at $100 per share, and sold in whole and fractional shares. There is no minimum amount of Preferred Stock which must be sold.

Distributions. . . . Distributions on Preferred Stock offered hereunder are cumulative from the date of issuance, and, when and as declared, are payable monthly at the annual rates described on the cover page of the Prospectus based on the price of $100.00 per share. All preferred stock of Summit including this Preferred Stock is entitled to receive distributions on the same basis. See "DESCRIPTION OF PREFERRED STOCK-Distributions". Distributions may be classified as dividends or returns of capital for Federal Income Tax purposes. See "DESCRIPTION OF PREFERRED STOCK - Federal Income Tax Consequences of Distributions.

Liquidation Rights . . . . In the event of liquidation of Summit, the
Preferred Stock liquidation rights are $100 per share of Preferred Stock, plus declared and unpaid dividends. The liquidation rights of the Preferred Stock is senior to the common stock of Summit and junior to all debts of Summit including Summit's Certificates. See "DESCRIPTION OF PREFERRED STOCK - Liquidation Rights".

Redemption: Upon Call by Summit . . . . The shares of Preferred Stock are redeemable, in whole or in part, at the option of Summit, upon not less than 30 nor more than 60 days' notice by mail, at a redemption price of $100 per share plus, accrued and unpaid dividends to the date fixed for redemption. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares".

Redemption: Upon Request of Holder . . . . Subject to certain limitations, Summit may, in its sole discretion and without any obligation to do so accept share(s) of Preferred Stock for redemption upon the receipt of unsolicited written requests for redemption of share(s) from any holder. Redemption prices in such event will be $97 per share if the redemption occurs during the first twelve months after the date of original issuance of the shares and $99 per share thereafter plus, in each case, any declared but unpaid dividends. Summit will not redeem shares at the holder's request during the first three years after the initial sale of such shares except in those cases involving the death or major medical emergency of the holder or any joint holder. Any such discretionary redemptions will also depend on Summit's financial condition, including its liquidity position. See "DESCRIPTION OF PREFERRED STOCK - Redemption of Shares". Summit through its broker-dealer, intends to use its best efforts to maintain a trading list for holders of Preferred Stock. See "DESCRIPTION OF PREFERRED STOCK - Redemption of Shares" & "CERTAIN INVESTMENT CONSIDERATIONS-RISK FACTORS".

Voting Rights . . . . The holders of Preferred Stock have no voting rights except (i) as expressly granted by the laws of the State of Idaho and (ii) in the event distributions payable on Preferred Stock are in arrears in an amount equal to twenty-four or more full monthly distributions, or more per share. See "DESCRIPTION OF PREFERRED STOCK-Voting Rights".

Use of Proceeds . . . . The proceeds of this offering will provide funds for Receivables investments, other investments, retiring and renewing maturing certificates, preferred stock dividends and for general corporate purposes which may include the acquisition of other companies, including Old Standard and the commencement of new business ventures including Summit Property Development. See "USE OF PROCEEDS" and "CERTAIN TRANSACTIONS".

Federal Income Tax Considerations. . . . In the event Summit has earnings and profits for federal income tax purposes in any future year, the distributions paid in that year will constitute taxable income to the recipient to the extent of such earnings and profits. Summit is unable to predict the future character of its distributions. Purchasers are advised to consult their own tax advisors with respect to the federal income tax treatment of distributions made. See "DESCRIPTION OF PREFERRED STOCK-Federal Income Tax Consequences of Distributions."

                                   SUMMIT SECURITIES, INC.
                                   SUMMARY FINANCIAL DATA

     The financial data shown below as of September 30, 1994 and 1993 and for the years ended
September 30, 1994, 1993 and 1992(other than the ratio of earnings to fixed charges) have been derived from, and should be read in conjunction with, Summit's consolidated financial statements, related notes, and Management's Discussion and Analysis of Financial Condition and
Results of Operations appearing elsewhere herein. The financial data shown as of September 30,
1992 and 1991 and for the years ended September 30, 1992, and 1991 and the period from July 25,
1990 (date of incorporation) through September 30, 1990 (other than the ratio of earnings to fixed charges) have been derived from audited financial statements not included herein.  The financial statements as of and for the years ended September 30, 1994 and 1993 have been audited by Coopers & Lybrand L.L.P.  The financial statements as of and for the years ended
September 30, 1992, and 1991 and for the period from July 25, 1990 (date of incorporation)
through September 30, 1990, have been audited by BDO Seidman.

                                                                                        July 25, 1990
                                                                                          (Date of
                               Year Ended    Year Ended     Year Ended Year Ended      Incorporation)
                             September 30,  September 30,  September 30,September, 30      Through
                                                                                        September 30,
                                 1994           1993           1992       1991              1990
INCOME STATEMENT
DATA:

Revenues                     $3,395,252    $ 2,815,624    $ 2,435,843  $1,026,405         $    8,229
                             ==========     ==========     ==========  ==========       ============
Income before
 extraordinary item          $  264,879    $   283,107    $   611,595  $  238,205         $    5,345
Extraordinary item (1)               --             --         49,772          --                 --
                             ----------     ----------     ----------  ----------       ------------
Net Income                      264,879        283,107        661,367     238,205              5,345
Preferred Stock Dividends        (2,930)            --             --          --                 --
                             ----------     ----------     ----------  ----------       ------------
Income Applicable to Common
Stockholders                 $  261,949    $   283,107    $   661,367  $  238,205         $    5,345
                             ==========     ==========     ==========  ==========       ============
Per Common Share Data:
Income before
 extraordinary
 item                        $    13.47    $     14.15    $     30.58  $    11.91          $     .27
Extraordinary item                   --             --           2.49          --                 --
                             ----------     ----------     ----------  ----------       ------------
Net income                   $    13.47    $     14.15    $     33.07  $    11.91          $     .27
                             ==========     ==========     ==========  ==========       ============
Weighted average number
 of common shares
 outstanding                     19,445         20,000         20,000      20,000             20,000
                             ==========     ==========     ==========  ==========       ============
Ratio of Earnings
 to Fixed
 Charges and Preferred Dividends:  1.16           1.24           1.53        1.37                 --

BALANCE SHEET DATA:
Due from/(to) affiliated
 companies, net                      --    $ 1,710,743    $  (400,365)$(5,528,617)        $  (22,010)
Total Assets                $35,101,988    $25,441,605    $17,696,628 $16,718,823         $2,027,355

Debt Securities
 and Other
 Debt Payable               $31,212,718    $21,982,078    $14,289,648 $ 8,451,106                 --

Stockholders' Equity        $ 3,321,230    $ 3,188,024    $ 2,904,917 $ 2,243,550         $2,005,345

(1) Benefit from utilization of net operating loss carryforwards.

                                  OLD STANDARD LIFE INSURANCE COMPANY
                                   SUMMARY FINANCIAL DATA

     The financial data shown below as of December 31, 1993 and 1992 and for the years ended
December 31, 1993, 1992 and 1991 have been derived from and should be read in conjunction with,
Old Standard's financial statements and related notes appearing elsewhere herein.  The financial data shown as of and for the year ended December 31, 1991 has been derived from audited financial statements not included herein. The financial statements as of and for the year ended December 31, 1993 has been audited by Coopers & Lybrand L.L.P.  The financial statements as of and for the years ended December 31, 1992 and 1991 have been audited by BDO
Seidman.  The financial data as of and for the nine months ended September 30, 1994 and 1993 has been derived from unaudited financial statements.

                             Nine Months    Nine Months
                                Ended          Ended        Year Ended    Year Ended     Year Ended
                            September 30,  September 30,   December 31,  December 31    December 31,

                                1994           1993            1993         1992            1991
INCOME STATEMENT
DATA:

Revenues                    $ 3,069,811     $2,754,706     $3,721,664  $3,004,046         $1,465,329
                            ===========    ===========    =========== ===========        ===========

Net Income                  $   477,969     $  134,407     $  281,794  $  874,588         $  382,913
                            ===========    ===========    =========== ===========        ===========
Per Common Share Data:
 Net Income                 $     11.95     $     3.36     $     7.04   $    21.86        $     9.57
                            ===========    ===========    =========== ===========        ===========

Weighted Average Number of
 Common Shares Outstanding       40,000         40,000         40,000      40,000             40,000
                             ==========    ===========    =========== ===========        ===========

BALANCE SHEET DATA:
 Due from/(to) affiliated
  Companies                 $   210,542    $  (127,853)   $ 1,456,431 $(2,374,634)       $  (154,353)

Total Assets                $47,488,675    $40,209,800    $42,668,424 $33,814,749        $14,903,175
Annuity Reserves            $43,396,028    $36,229,519    $39,344,173 $28,055,857        $12,488,351

Stockholder's Equity        $ 2,536,627    $ 2,641,961    $ 2,015,706 $ 2,493,223        $ 1,618,635


            PRO FORMA COMBINED SELECTED FINANCIAL DATA
       OF SUMMIT SECURITIES, INC. AND PROPOSED SUBSIDIARIES

     The following table sets forth certain pro forma combined financial information of Summit to illustrate the estimated effect of the proposed business combination with Old Standard to be accounted for as a purchase under generally accepted accounting principles. This pro forma information should be read in conjunction with the historical financial statements and selected financial data of Summit and Old Standard, including the notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations, and with the pro forma combined financial statements, including the notes thereto, included elsewhere in this document.
The pro forma combined financial information does not purport to represent what the combined financial information actually would have been had the combination occurred at the beginning of the period presented or to project the combined financial position or results of operations for any future date or period.

                                             Year Ended
                                             September 30,
                                             1994
INCOME STATEMENT DATA:
Revenues                                     $ 7,879,006
Net Income Applicable to
Common Stockholders                          $   615,998
BALANCE SHEET DATA:
Total Assets                                 $79,990,663
Annuity Reserves                             $43,396,028
Debt Securities and Other
Debt Payable                                 $31,223,542
Stockholder's Equity                         $ 3,257,857

         CERTAIN INVESTMENT CONSIDERATIONS - RISK FACTORS

General

     1. Impact of Interest Rates and Economic Conditions: During the twelve month period ending September 30, 1995, more of Summit's financial assets, principally Receivables and fixed income investments, are scheduled to reprice or mature than are its financial liabilities, principally Certificates. In a rising rate environment such as has recently been experienced, the proceeds received from these assets will generally be reinvested at higher rates of interest while Certificates are retained at their existing rates of interest. This potential benefit is limited to the extent that Receivable holders tend to reduce the level of early repayments in a rising interest rate environment and to the extent that the purchase yield of Receivables tends to change less rapidly than the rate of interest paid on Certificates. Additionally, the fair value of Summit's equity will tend to increase in a falling interest rate environment as its longer term financial liabilities are discounted at lower rates of interest thus reducing their present value relative to financial assets and increasing the margin (equity) of assets over liabilities. For a number of periods subsequent to the initial twelve month period, financial liabilities are scheduled to reprice or mature more quickly than financial assets. During this subsequent time period, the conditions described above may reverse. However, as Summit purchases the substantial majority of its Receivables at a discount, the yield on these Receivables will be accelerated in a falling interest rate environment to the extent that borrowers underlying the Receivables are induced to refinance their balances. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Asset/Liability Management." A decline in economic conditions could cause an increase in the number of foreclosures on properties underlying Receivables and a reduction in the probable sales prices for property obtained through such action. Summit is currently negotiating the purchase of Old Standard Life Insurance (Old Standard) from Metropolitan as further described below. A combination of Summit and Old Standard would reverse the current interest rate sensitivity position of Summit. During the twelve month period ending September 30, 1995, more of the combined companies financial liabilities, principally annuities and Certificates, would be expected to reprice or mature than would its financial assets. See "CERTAIN TRANSACTIONS - Contemplated Purchase of Old Standard Life Insurance Company."

     2. Dependence Upon Metropolitan: All decisions with respect to the day-to-day management of Summit will be made exclusively by its officers, who are also employees of Metropolitan. Summit has contracted with Metropolitan, for Metropolitan to provide principally all of the administrative services necessary for the operation of Summit. These include the review and determination of the acceptability of the Receivables offered for purchase, the servicing and collections of such Receivables, the resale of repossessed properties, and other administrative services for Summit. The Receivable acquisitions, and all other services are subject to the standards and guidelines established from time to time by Summit. Metropolitan charges a fee to Summit for Metropolitan's services. During the fiscal year ended September 30, 1994, the fee charged was $681,911. Summit is not contractually restricted from obtaining these services from outside sources and can terminate these agreements at any time. However, it is anticipated that these arrangements will continue indefinitely. See "BUSINESS & CERTAIN TRANSACTIONS".

     3. Conflicts of Interest: All of Summit's officers and directors are also employees of Metropolitan, therefore certain conflicts of interest may arise between the companies. The officers and directors expect to devote as much time as necessary to the affairs of Summit. Summit may compete with Metropolitan in the acquisition of Receivables. Recently, Summit and C. Paul Sandifur, Jr. (President of Metropolitan) negotiated the sale of Summit to National Summit Corporation, a holding company wholly owned by Mr. Sandifur. See "CERTAIN TRANSACTIONS." Mr. Sandifur has voting control of Metropolitan. Previously, through Metropolitan, Mr. Sandifur had effective control of its subsidiaries including Summit. Following this sale, Mr. Sandifur through National Summit Corporation continues to hold control of Summit. Following the sale, the officers and directors of Summit resigned and new officers and
directors were elected.   See "MANAGEMENT AND CERTAIN TRANSACTIONS".
It is not anticipated that this sale or the change in directors and officers will materially effect the management or operations of Summit.

     On December 15, 1994, Metropolitan and Summit entered into an understanding that on January 31, 1995, Metropolitan Investment Securities (MIS) would be sold to Summit. MIS is a limited-purpose broker/dealer and the exclusive broker/dealer for the securities sold by Metropolitan and Summit. It is not anticipated that this sale will materially affect the business of MIS or Summit. See "CERTAIN TRANSACTIONS." Also on December 15, 1994, Metropolitan and Summit entered into an understanding that on January 31, 1995, Metropolitan would discontinue its property development division, which consists of a group of employees experienced in real estate development. On the same date, Summit will commence the operation of a property development division employing those same individuals who had previously been employed by Metropolitan. Summit Property Development is negotiating an agreement with Metropolitan to provide property development services to Metropolitan. See "BUSINESS" & "CERTAIN TRANSACTIONS."

     Summit is currently negotiating the purchase of Old Standard Life Insurance a wholly owned subsidiary of Metropolitan. Old Standard is engaged in the sale of annuities and life insurance. It is currently anticipated that this proposed purchase may occur during the first quarter of calendar 1995. See "BUSINESS-Contemplated Acquisition of Old Standard", "Financial Statements", "Certain Transactions" & "Pro Forma Financial Statements."

     Conflicts of interest are not anticipated to be substantially different from those that existed prior to these sales, such as conflicts in the time available to devote to Summit or its subsidiaries and conflicts with respect to the selection of Receivables. Other conflicts may arise in the normal course of business transactions. Such potential additional conflicts cannot currently be identified with any certainty and therefore cannot be quantified at this time. The purchasers of the Certificates and Preferred Stock must, to a great extent, rely on the integrity and corporate fiduciary responsibilities of Summit's current and future officers and directors to assure themselves that they will not abuse their discretion in selecting Receivables for purchase through Metropolitan, and in making other business decisions.

     4. Use of Leverage and Related Indebtedness: Summit's primary sources of new financing for its operations are the sale of certificates and preferred stock. See "BUSINESS - Method of Financing" & "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION" & "RESULTS OF OPERATIONS". Summit's principal sources of cash flow include Receivable payments and proceeds from the sale of certificates and preferred stock. To the extent Summit's cash flow is insufficient or unavailable for the payoff of certificates which mature during the period ending January 31, 1996, portions of the net proceeds from this Certificate and Preferred Stock offering may be used for such purpose. See "USE OF PROCEEDS". Approximately $ 2,420,000 in principal amount of Investment Certificates will mature between January 31, 1995 and January 31, 1996. It has been Summit's experience that the majority of the Investment Certificates are sold with a five year maturity. Summit has been operating for fewer than five full fiscal years. Therefore, it has not yet experienced significant levels of maturities of outstanding Investment Certificates. The cash flow from the existing assets has been adequate during the past four years to satisfy the demand for payment of maturing investment certificates. Summit's ability to repay its other outstanding obligations, including those created by the sale of the securities described herein, may be contingent upon the success of future public offerings of certificates and preferred stock.

5.   Investments in Receivables:

     Receivables Secured by Real Estate: Summit is engaged in the purchase of Receivables which principally consist of Receivables secured by real estate. See "BUSINESS-Receivable Investments." All such Receivable investments are subject to a risk of payment default and loss in the event of foreclosure. The risk of default and loss can be affected by changes in economic conditions, property values, changes in zoning, land use, environmental laws and other legal restrictions, including restrictions on timing and methods of foreclosure. There is no assurance that these Receivables will be paid according to their terms, or that property values will be adequate to preclude loss in the event of a foreclosure. Summit's underwriting is currently provided through Metropolitan. Metropolitan's investment underwriting procedure includes a review of demographics, market values, property appraisal, economy, and credit of the buyer. Summit buys these Receivables nationwide, allowing it to focus its activities on areas where the market trends and economic conditions are more favorable to this line of business. Management believes that these procedures minimize the risk of default or loss in the event of foreclosure. However, there is no assurance that these procedures will be effective.

     Investments in other Receivables: In addition to the purchase of Receivables secured by real estate, Summit is engaged nationwide in the purchase of other types of Receivables including the purchase of annuities issued in the settlement of disputes, other types of annuities, lottery prizes, and other investments. All such Receivables are subject to the risk of default by the payor, (generally an unrelated insurance company, or a state government). Unlike Receivables secured by real estate, these Receivables are generally not secured by a specific asset. Summit's underwriting is currently provided through Metropolitan. Metropolitan's investment underwriting procedures included a review of the credit rating of the payor, a review of corresponding state laws including the existence of a state insurance guaranty fund designed to protect annuity holders, and/or other relevant factors designed to evaluate the risk of the particular investment. Management believes that these procedures minimize the risk of loss in the event of a default. However, there is no assurance that these procedures will be effective. See "BUSINESS - Investment Real Estate Secured Receivables ". As of September 30, 1994, Summit's Receivables investments secured by real estate were principally located in the following regions:

     Percent             Region
     -------             ------
     16%                 Pacific Northwest (Washington, Oregon,
                         Idaho and Montana)
     18%                 Pacific Southwest (California, Nevada and
                         Arizona)
     22%                 Southwest (Texas and New Mexico);
     14%                 Southeast (Florida, Georgia, North Carolina
                         and South Carolina).
</Table

Relative to Certificates

     1.   Lack of Indenture Restrictions and Related Indebtedness:
The Indenture pursuant to which the Certificates are issued does not restrict Summit's ability to issue additional certificates or to incur other debt. Neither does the Indenture require Summit to maintain any specified financial ratios, minimum net worth or minimum working capital. The Certificates are senior in liquidation to all outstanding equity securities of Summit, are subordinate to Summit's collateralized debt and are on a parity with all other outstanding certificates, unsecured accounts payable and accrued liabilities.
There are no limitations on Summit's ability to incur additional collateralized debt. As of September 30, 1994, Summit's collateralized debt and related accrued interest amounted to $120,000. There was $27,987,000 of principal plus compound and accrued interest of $3,106,000 on outstanding certificates on September 30, 1994.

     2. Absence of Insurance and Guarantees: The Certificates are not insured by any governmental agency (as are certain investments in financial institutions such as banks, savings and loans or credit unions) or are they guaranteed by any public agency or private entity. It should also be noted that Summit is not subject to any generally applicable governmental limitations on its own borrowing.
In these respects, Summit is similar to most other commercial enterprises which sell debt to public investors, but dissimilar to those financial institutions providing insurance against the risk of loss to investors. The investment risk in the Certificates is thus higher than the risk incurred by investors in such insured financial institutions. There are no provisions for a sinking fund for repayment of the Certificates.

     3. Absence of Trading Market/Liquidity: It is not anticipated that a trading market for the Certificates will develop. The
Certificates are not subject to redemption prior to maturity.
Prepayments pursuant to the "prepayment on death" provision described in "Description of Certificates" or upon mutual agreement between Summit and the Certificateholders will not constitute redemptions.
Prospective investors should carefully consider their needs for liquidity before investing in the Certificates and upon investing, should be prepared to hold the Certificates until maturity. See
"DESCRIPTION OF SECURITIES".

Relative to Preferred Stock

     1. Effect of Certain Subordination and Liquidation Rights: The liquidation preference of Preferred Stock offered herein is $100 per share. In the event of liquidation of Summit, outstanding shares of Preferred Stock are at parity with the liquidation preference of all other series of preferred stock of Summit which may be outstanding, and are subordinate to all outstanding debt of Summit including its Certificates. Preferred Stock is preferred in liquidation to Summit's common stock. As of September 30, 1994, total assets of Summit were approximately $35,102,000 and the total liabilities of Summit ranking senior in liquidation preference to Preferred Stock were approximately $31,781,000.

     The preference in liquidation would not necessarily be applicable to terms afforded Preferred Stock in the event of other extraordinary corporate events such as the sale of substantially all its assets, capital restructuring, merger, reorganization and bankruptcy. The outcomes thereof could be subject to negotiation among all interested parties and/or court determinations and are not presently determinable. In such circumstances, Preferred Stock would not necessarily enjoy any preference over terms available to common stock, or even be as favorable.

     2.   Federal Income Tax Considerations: To the extent that
Summit may not have current or accumulated earnings and profits as computed for federal income tax purposes, Summit believes that distributions made with respect to Preferred Stock would be characterized as tax free returns of capital for federal income tax purposes. Summit believes that the majority of the distributions on its outstanding common and preferred stock were tax free returns of capital for federal income tax purposes in calendar 1994. Summit is unable to predict the future character of its distributions.
Purchasers are advised to consult their own tax advisors with respect to the federal income tax treatment of distributions made. See
"DESCRIPTION OF PREFERRED STOCK-Federal Income Tax Consequences of
Distributions."

     3. Limited Marketability of Shares: The Preferred Stock is not expected to be traded on any National or Regional Stock Exchange and no independent public market for Preferred Stock is anticipated. At present, management does not anticipate applying for a listing for such public trading. The broker/dealer for this offering, Metropolitan Investment Securities, operates a trading list to match buyers and sellers of Summit's preferred stock. Summit will use its best efforts to maintain the availability of this listing for the Preferred Stock offered hereunder. With limited exceptions, Summit has established a policy that all preferred shareholders must place their shares for sale on the trading list for 60 consecutive days before Summit will entertain a request for redemption. There is no assurance that the shares will be sold within the 60 day period.
There is no assurance that Summit will redeem the shares if they have not sold within the 60 day period. Therefore, a prospective purchaser should not rely on this in-house trading list or Summit's discretionary redemption provisions as assurance that such shares could ever be sold or redeemed. There can be no assurance that this system will continue to operate, or that it will provide liquidity comparable to securities traded on recognized public stock exchanges.
See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares".

     4. Control by Common Shareholders: The Common Stock is the only class of Summit's stock carrying voting rights. Common stockholders now hold, and upon completion of this offering will continue to hold, effective control of Summit except as described below. The Board resolution authorizing the Preferred Stock provides that in the event distributions payable on any shares of preferred stock, including the Preferred Stock offered hereunder, are in arrears in an amount equal to twenty four full monthly dividends or more per share, then the holders of Preferred Stock and all other outstanding preferred stock shall be entitled to elect a majority of the Board of Directors of Summit. Preferred Stock shareholders may also become entitled to certain other voting rights as required by law. See "DESCRIPTION OF PREFERRED STOCK-Voting Rights".

     5.   Limitations on Redemption and Restrictions on
Distributions: Preferred Stock is designed as a long term investment in the equity of Summit, not as a short-term liquid investment. The
Preferred Stock is redeemable solely at the option of Summit, and with limited exceptions is specifically not redeemable for 3 years following its purchase. In addition, Summit may not purchase or acquire any shares of Preferred Stock in the event that cumulative dividends thereon have not been paid in full except pursuant to a purchase or exchange offer made on the same terms to all holders of Preferred Stock. See "DESCRIPTION OF PREFERRED STOCK-Redemption of
Shares". Summit is restricted from making distributions on Preferred
Stock in the event that any distributions to which the holders of other series of preferred stock are entitled to have not been paid.
See "DESCRIPTION OF PREFERRED STOCK-Distributions."



                     DESCRIPTION OF SECURITIES

Description of Certificates

     The Certificates will be issued under a Trust Indenture, as amended, dated as of November 15, 1990, between Summit and West One
Bank, Idaho, N.A. as Trustee (the "Trustee"). The following statements under this caption relating to the Certificates and the Indenture are summaries and do not purport to be complete. Such summaries are subject to the detailed provisions of the Indenture and are qualified in their entirety by reference to the Indenture. A copy of the Indenture is filed as an exhibit to the Registration
Statement of which this Prospectus is a part and is incorporated in this Prospectus by reference.

General

     The Certificates will represent general unsecured obligations of Summit and will be issued in fully registered book entry form without coupons, in fractional denominations of $0.01 or more. The
Certificates will be sold at 100% of the principal amount, subject to the stated minimum investment amount requirements. The Certificates will have the minimum investment amounts, maturities and the interest rates set forth on the cover page of this Prospectus. The stated interest rates, maturities, and minimum investment amounts of unissued Certificates may be changed at any time by Summit. Any such change will have no effect on the terms of the previously sold certificates.

     Certificates may be transferred or exchanged for other
Certificates of the same series of a like aggregate principal amount, subject to the limitations provided in the Indenture. No service charge will be made for any transfer or exchange of Certificates.
Summit may require payment of taxes or other governmental charges imposed in connection with any such transfer or exchange. Interest will accrue at the stated rate from date of issue until maturity.
The Certificates are not convertible into capital stock or other securities of Summit.

     The Certificates are not subject to redemption prior to maturity, but may be prepaid pursuant to the prepayment on death provision described below or in limited circumstances involving an investor's demonstrated financed hardship, and subject to regulatory restrictions affecting redemptions and exchanges of securities during an offering. Summit may, in its sole discretion, entertain a request for an early payout of a Certificate upon terms mutually agreed to by the holder of the Certificate and Summit. Such early payout requests, when received, are reviewed on a first come first served basis and are subject to review by Summit's Executive Committee.

Payment of Principal and Interest

     Interest will be payable in cash to the Certificateholder(s) under one of several plans of interest payment. The purchaser may elect to have interest paid on a monthly, quarterly, semiannual or annual basis, without compounding or elect to accumulate interest with compounding semiannually at the stated interest rate.
Certificateholders make the interest payment election at the time of purchase of the Certificates. The interest payment election may be changed at any time by written notice to Summit. Under the compounding option, the Certificateholder(s), upon written notice to Summit, may withdraw the interest accumulated during the last two completed semiannual compounding periods as well as the interest accrued from the end of the last compounding period to the date
Summit receives the notice. Amounts compounded prior to the last two compounding periods are available only at maturity.

     At the election of the Certificateholder at the time of investment, and subject to the minimum term and investment requirements set forth on the cover page of this Prospectus, level monthly installments comprised of principal and interest will be paid to the Certificateholder commencing 30 days from the issue date of the Certificate until maturity. The amount of each installment will be determined by the amortization term designated by the Certificateholder at the time the Certificate is purchased.

     Certificateholders will be notified in writing approximately 30 days prior to the date their Certificates will mature. The amounts due on maturity are placed in a separate bank trust account until paid to the Certificateholder(s). Certificates do not earn interest after the maturity date. Unless otherwise requested by the Certificateholder, Summit will pay the principal and accumulated interest due on the matured certificate to the Certificateholder(s) at Summit's main office, or by mail to the address designated by the Certificateholder(s).

Prepayment on Death

     In the event of the death of a registered owner of a Certificate, any party entitled to receive some or all of the proceeds of the Certificate may elect to have his or her portion of the principal and any accrued but unpaid interest prepaid in full in five consecutive equal monthly installments. Interest will continue to accrue on the declining principal balance of such portion. No interest penalties will be assessed. Any request for prepayment shall be made to Summit in writing and shall be accompanied by the Certificate and evidence satisfactory to Summit of the death of the registered owner or joint registered owner. Before prepayment, Summit may require the submission of additional documents or other material which it may consider necessary to determine the portion of the proceeds the requesting party is entitled to receive, or assurances which, in Summit's discretion, it considers necessary to the fulfillment of its obligations.

Related Indebtedness

     The Indenture pursuant to which the Certificates are issued does not restrict Summit's ability to issue additional Certificates or to incur other debt. The Indenture does not require Summit to maintain any specified financial ratios, minimum net worth or minimum working capital. Certificates will not be guaranteed or insured by any governmental or private agency. The Certificates offered hereby are senior in liquidation to all outstanding equity securities of Summit.
They are subordinate to Summit's collateralized debt and are on a parity with all other outstanding certificates, unsecured accounts payable and accrued liabilities. The amount of outstanding certificates on September 30, 1994, (including compound and accrued interest) was $31,093,000. There are no limitations on Summit's ability to incur collateralized debt. Collateralized debt outstanding on that date of $120,000 (principal and accrued interest) consisted primarily of senior liens on the real estate collateral for Summit's real estate receivables.

     West One Bank, the Trustee, is obligated under the Indenture to oversee, and if necessary, to take action to enforce fulfillment of Summit's obligations to Certificateholders. The Trustee is a national banking association headquartered in Boise, Idaho, with a combined capital and surplus in excess of $200,000,000. Summit and certain of its affiliates maintain deposit accounts with and expect to, from time to time, borrow money from the bank and conduct other banking transactions with it. At September 30, 1994 and as of the date of this Prospectus, no loans from the Trustee were outstanding.
In the event of default, the Indenture permits the Trustee to become a creditor of Summit and does not preclude the Trustee from enforcing its rights as a creditor, including rights as a holder of collateralized indebtedness.

Rights and Procedures in the Event of Default

     Events of Default include the failure of Summit to pay interest on any Certificate for a period of 30 days after it becomes due and payable; the failure to pay the principal or any required installment thereof of any Certificate when due; the failure to perform any other covenant in the Indenture for 60 days after notice; and certain events in bankruptcy, insolvency or reorganization with respect to Summit. Upon the occurrence of an Event of Default, either the Trustee or the holders of 25% or more in principal amount of Certificates then outstanding may declare the principal of all the Certificates to be due and payable immediately.

     The Trustee must give the Certificateholders notice by mail of any default within 90 days after the occurrence of the default, unless it has been cured or waived. The Trustee may withhold such notice if it determines in good faith that such withholding is in the best interest of the Certificateholders, except if the default consists of failure to pay principal or interest on any Certificate.

     Subject to certain conditions, any such default, except failure to pay principal or interest when due, may be waived by the holders of a majority (in aggregate principal amount) of the Certificates then outstanding. Such holders will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any power conferred on the Trustee, except as otherwise provided in the Indenture. The Trustee may require reasonable indemnity from holders of Certificates before acting at their direction.

     Within 120 days after the end of each fiscal year Summit must furnish to the Trustee a statement of certain officers of Summit concerning their knowledge as to whether or not Summit is in default under the Indenture.

Modification of the Trust Indenture

     Certificateholders' rights may be modified with the consent of the holders of 66 2/3% of the outstanding principal amounts of Certificates, and 66 2/3% of each series affected. In general, no adverse modification of the terms of payment and no modification reducing the percentage of Certificates required for modification is effective against any Certificateholder without his or her consent.

Restrictions on Consolidation, Merger, etc.

     Summit may not consolidate with or merge into any other corporation or transfer substantially all its assets unless either
Summit is the continuing corporation formed by such consolidation, or into which Summit is merged, or the person acquiring by conveyance or transfer of such assets shall be a corporation organized and existing under the laws of the United States or any state thereof which assumes the performance of every covenant of Summit under the Indenture and certain other conditions precedent are fulfilled. The
Indenture contains no other provisions or covenants which afford holders of the Certificates special protection in the event of a highly leveraged buyout transaction.

DESCRIPTION OF CAPITAL STOCK

     Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by the shareholders. Subject to the rights of holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available, and upon liquidation or dissolution of Summit are entitled to receive all assets available for distribution to common shareholders. The Common
Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All outstanding shares of Common Stock are fully paid and nonassessable. Currently, National Summit Corp. holds
100% of the Common Stock of Summit. See "CERTAIN TRANSACTIONS"

DESCRIPTION OF PREFERRED STOCK

     This offering consists of 150,000 shares of Variable Rate
Cumulative Preferred Stock, Series S-1 (hereinafter referred to as
"Preferred Stock"). All of the shares of Preferred Stock offered by Summit, hereby, when issued and sold against the consideration set forth in the prospectus will be validly issued, fully paid and nonassessable. The relative rights and preferences of Preferred
Stock have been fixed and determined by the Board of Directors of Summit and are set forth in the Preferred Stock Authorizing
Resolution (the "Authorizing Resolution").

     The following statements relating to the Preferred Stock are summaries and do not purport to be complete and are qualified in their entirety by reference to the Preferred Stock Authorizing
Resolution, a copy of which has been filed with the Commission as an exhibit to the Registration Statement and is also available for inspection at the principal office of Summit.

Distributions

     Distributions on Preferred Stock are cumulative and are to be declared monthly on the first business day of the month payable to the shareholders of record as of the fifth calendar day of each month commencing on the month following commencement of the offering.
Distributions are to be paid in cash on the twentieth calendar day of each month in an amount equal to the offering price of $100 per share multiplied by the distribution rate divided by twelve. The distribution rate will be the "Applicable Rate" as defined herein subject to the authority of Summit's Board of Directors to authorize, by resolution, a higher rate.

     The Applicable Rate for any monthly distribution period cannot be less than 6% or greater than 14% per annum. The Applicable Rate for any monthly distribution period shall be (i) the highest of the Treasury Bill Rate, the Ten-Year Constant Maturity Rate and the
Twenty-Year Constant Maturity Rate (each as hereinafter defined),
(ii) plus one half of one percentage point. Should Summit determine in good faith that one or more of such rates cannot be determined for any distribution period, then the Applicable Rate of such period shall be the higher of whichever of such rates can be so determined, plus one half of one percentage point. Should Summit determine in good faith that none of such rates can be determined for any distribution period, then the Applicable Rate in effect for the preceding distribution period shall be continued for such distribution period. The distribution rate for each monthly distribution period shall be calculated as promptly as practical by Summit. Summit will cause notice of the distribution rate to be enclosed with the next mailed distribution payment check. In making such calculation, the Treasury Bill Rate, Ten-Year Constant Maturity
Rate and Twenty-Year Constant Maturity Rate shall each be rounded to the nearest five hundredths of a percentage point.

     Summit's Board of Directors has adopted a resolution to authorize a distribution rate on the Preferred Stock at one percentage point higher than the Applicable Rate. Such higher distribution rate will continue from month to month until the Board elects to terminate it.

Treasury Bill Rate

     Except as provided below in this paragraph, the "Treasury Bill
Rate" for each distribution period will be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate shall be published during the relevant weekly Calendar Period (as defined below)) for the three-month U.S. Treasury bills, as published weekly by the Federal Reserve Board during the Calendar Period immediately prior to the ten calendar days immediately preceding the first day of the distribution period for which the distribution rate on Preferred Stock is being determined.

     In the event that Federal Reserve Board does not publish such weekly per annum market discount rate during any such Calendar
Period, then the Treasury Bill Rate for the related distribution period shall be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate shall be published during the relevant Calendar Period) for the three-month U.S. Treasury Bills, as published weekly during such Calendar Period by any Federal
Reserve Bank or by any U.S. Government department or agency selected by Summit. In the event that a per annum market discount rate for the three-month U.S. Treasury bills shall not be published by the Federal Reserve Board or by any Federal Reserve Bank, or by any U.S.
Government department or agency during such Calendar Period, then the Treasury Bill Rate for such distribution period shall be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate shall be published during the relevant Calendar
Period) for all of the U.S. Treasury Bills then having maturities of not less than 80 nor more the 100 days, as published during such Calendar Period by the Federal Reserve Board or, if the Federal
Reserve Board shall not publish such rates, by any Federal Reserve
Bank or by any U.S. Government department or agency selected by Summit.

     In the event that Summit determines in good faith that for any reason Summit cannot determine the Treasury Bill Rate for any distribution period as provided above in this paragraph, the Treasury
Bill Rate for such distribution period shall be the arithmetic average of the per annum market discount rates based upon the closing bids during such Calendar Period for each of the issues of marketable noninterest bearing U.S. Treasury securities with a maturity of not less than 80 nor more than 100 days from the date of each such quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations shall not be generally available) to Summit by at least three recognized primary U.S Government securities dealers selected by Summit.

     In the event that Summit determines in good faith that for any reason Summit cannot determine the Treasury Bill Rate for any distribution period as provided above in this paragraph, the Treasury
Bill Rate for such distribution period shall be the arithmetic average of the per annum market discount rates based upon the closing bids during such Calendar Period for each of the issues of marketable interest bearing U.S. Treasury securities with a maturity of not less than 80 nor more than 100 days from the date of each such quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations shall not be generally available) to Summit by at least three recognized primary U.S. Government securities dealers selected by Summit.

Ten-year Constant Maturity Rate

     Except as provided below in this paragraph, the "Ten-Year
Constant Maturity Rate" for each distribution period shall be the arithmetic average of the two most recent weekly per annum Ten-Year
Average Yields (or the one weekly per annum Ten-Year average Yield, if only one such yield shall be published during the relevant
Calendar Period as provided below), as published weekly by the Federal Reserve board during the Calendar Period immediately prior to the ten calendar days immediately preceding the first day of the distribution period for which the distribution rate on Preferred
Stock is being determined.

     In the event that the Federal Reserve Board does not publish such a weekly per annum Ten-Year Average Yield during such calendar
Period, then the Ten-Year Constant Maturity Rate for such distribution period shall be the arithmetic average of the two most recent weekly per annum Ten-Year Average Yields (or the one weekly per annum Ten-Year Average Yield, if only one such Yield shall be published during such Calendar Period), as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S.
Government department or agency selected by Summit. In the event that a per annum Ten-Year Average Yield shall not be published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S.
Government department or agency during such Calendar Period, then the Ten-Year Constant Maturity Rate for such distribution period shall be the arithmetic average of the two most recent weekly per annum average yields to maturity (or the one weekly average yield to maturity, if only one such yield shall be published during the relevant Calendar Period) for all of the actively traded marketable
U.S. Treasury fixed interest rate securities (other than Special
Securities (as defined below)) then having maturities of not less than eight nor more than twelve years, as published during such Calendar Period by the Federal Reserve Board or, if the Federal
Reserve Board shall not publish such yields, by any Federal Reserve
Bank or by any U.S. Government department or agency selected by Summit.

     In the event that Summit determines in good faith that for any reason Summit cannot determine the Ten Year Constant Maturity Rate for any distribution period as provided above in this paragraph, then the Ten-Year Constant Maturity Rate for such distribution period shall be the arithmetic average of the per annum average yields to maturity based upon the closing bids during such Calendar Period for each of the issues of actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) with a final maturity date not less than eight or more then twelve years from the date of each quotation, as quoted daily for each business day in New
York City (or less frequently if daily quotations shall not be generally available) to Summit by at least three recognized primary
U.S. Government securities dealers selected by Summit.

Twenty-Year Constant Maturity Rate

     Except as provided below in this paragraph, the "Twenty-Year
Constant Maturity Rate" for each distribution period shall be the arithmetic average of the two most recent weekly per annum
Twenty-Year Average Yields (or the one weekly per annum Twenty-Year
Average Yield, if only one such yield shall be published during the relevant Calendar Period), as published weekly by the Federal Reserve board during the Calendar Period immediately prior to the ten calendar days immediately preceding the first day of the distribution period for which the distribution rate on Preferred Stock is being determined.

     In the event that the Federal Reserve Board does not publish such a weekly per annum Twenty-Year Average Yield during such Calendar Period, then the Twenty-Year Constant Maturity Rate for such distribution period shall be the arithmetic average of the two most recent weekly per annum Twenty-Year Average Yields (or the one weekly per annum Twenty-Year Average Yield, if only one such Yield shall be published during such Calendar Period), as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S.
Government department or agency selected by Summit. In the event that a per annum Twenty-Year Average Yield shall not be published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the twenty-Year Constant Maturity Rate for such distribution period shall be the arithmetic average of the two most recent weekly per annum average yields to maturity (or the one weekly average yield to maturity, if only one such yield shall be published during such Calendar Period) for all of the actively traded marketable U.S.
Treasury fixed interest rate securities (other than Special
Securities) then having maturities of not less than eighteen nor more than twenty-two years, as published during such Calendar Period by the Federal Reserve board or, if the Federal Reserve Board shall not publish such yields, by any Federal Reserve Bank or by any U.S.
Government department or agency selected by Summit.

     In the event Summit determines in good faith that for any reason
Summit cannot determine the Twenty-Year Constant Maturity rate for any distribution period as provided above, then the Twenty-Year
Constant Maturity Rate for such distribution period shall be the arithmetic average of the per annum average yields to maturity based upon the closing bids during such Calendar Period for each of the issues of actively traded marketable U.S. Treasury Fixed interest rate securities (other than Special Securities) with a final maturity date of not less than eighteen or more than twenty-two years from the date of each such quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations shall not be generally available) to Summit by at least three recognized primary
U.S. Government securities dealers selected by Summit.

     As used herein, the term "Calendar Period" means a period of 14 calendar days; the term "Special Securities" means securities which may, at the option of the holder, be surrendered at face value in payment of any federal estate tax or which provide tax benefits to the holder and are priced to reflect such tax benefits or which were originally issued at a deep or substantial discount; the term "Ten
Year Average Yield" means the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities
(adjusted to constant maturities of ten years); and the term
"Twenty-Year Average Yield" means the average yield of maturities for actively traded marketable U.S. treasury fixed interest rate securities (adjusted to constant maturities of 20 years).

Restrictions on Distributions

     Summit may not declare or pay a distribution on any share of Preferred Stock for any distribution period unless, at the same time a like distribution shall be declared or paid on all shares of preferred stock then issued and outstanding and entitled to receive distributions. See "CAPITALIZATION".

     So long as any shares of Preferred Stock are outstanding, and unless the full cumulative dividends on all outstanding preferred shares shall have been paid or declared and set apart for all past dividend periods, Summit may not: (i) declare or pay or set aside for payment any dividend (other than a dividend in common stock or in any other stock ranking junior to Preferred Stock as to dividends and upon liquidation and other than as provided in the foregoing paragraph); (ii) declare or pay any other distribution upon common stock or upon any other stock ranking junior to or on a parity with Preferred Stock as to dividends or upon liquidation; or (iii) redeem, purchase or otherwise acquire common stock or any other stock of Summit ranking junior to or on a parity with Preferred Stock as to dividends or upon liquidation for any consideration (or pay or make available any funds for a sinking fund for the redemption of any shares of any such stock) except by conversion into or exchange for stock of Summit ranking junior to Preferred Stock as to dividends and upon liquidation.

     Summit may make distributions ratably on the shares of Preferred
Stock and shares of any stock of Summit ranking on a parity therewith with regard to the payment of dividends, in accordance with the sums which would be payable on such shares if all dividends, including accumulations, if any, were declared and paid in full. As of the date hereof, no dividends on Summit's preferred stock are in arrears.
No interest will be paid for or on account of any unpaid dividends.

Liquidation Rights

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of Summit, the holders of shares of Preferred Stock will be entitled to receive out of the assets of Summit available for distribution to stockholders, before any distribution of assets is made to holders of common stock or any stock of Summit ranking, upon liquidation, junior to Preferred Stock, liquidating distributions in the amount of $100 per share plus declared and unpaid dividends. Preferred Stock is junior in liquidation to outstanding debt of Summit. As of September 30, 1994, the total liabilities of Summit ranking senior in liquidation preference to Preferred Stock were $31,781,000. See "BUSINESS -
Regulation". There are no limitations on Summit's ability to incur additional secured indebtedness. See "CAPITALIZATION AND CERTAIN
INVESTMENT CONSIDERATIONS - Risk Factors".

     The Preferred Stock Authorizing Resolution provides that, without limitation, the voluntary sale, lease or conveyance of all or substantially all of Summit's property or assets to, or its consolidation or merger with, any other corporation shall not be deemed to be a liquidation, dissolution or winding up of Summit. If, upon any voluntary or involuntary liquidation, dissolution or winding up of Summit, the amounts payable with respect to Preferred Stock and any other shares of stock of Summit ranking as to any such distribution on a parity with Preferred Stock are not paid in full, the holders of Preferred Stock and of such other shares will share ratably in any such distribution of assets of Summit in proportion to the full respective preferential amounts to which they are entitled.
After payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of Preferred Stock will not be entitled to any further participation in any distribution of assets by Summit.

Redemption of Shares

     Upon call by Summit: . . . Subject to regulatory restrictions affecting redemptions during an offering, the shares of Preferred
Stock are redeemable, in whole or in part, only at the option of Summit at a redemption price of $100 per share plus, declared and unpaid dividends to the date fixed for redemption. In the event that fewer than all of the outstanding shares of Preferred Stock are to be redeemed, the number of shares to be redeemed shall be determined by Summit and the shares to be redeemed shall be determined by such method as Summit, in its sole discretion, deems to be equitable.

     Discretionary Redemption Upon Request of the Holder: . . . As provided in the Preferred Stock Authorizing Resolution, the shares of Preferred Stock are not redeemable at the option of the holder. If, however, Summit receives an unsolicited written request for redemption of a block of shares from any holder, Summit may, in its sole discretion, subject to regulatory restrictions, and subject to the limitations described below, accept such shares for redemption.
Such redemption requests are reviewed on a first come first served basis, and are subject to review by Summit's Executive Committee. Any shares so tendered, which Summit in its discretion, allows for redemption shall be redeemed by Summit directly, (and not from or through a broker or dealer), at a price equal to $97 per share, plus any declared but unpaid dividends to date if redeemed during the first year after the date of original issuance and $99 per share plus any declared but unpaid dividends if redeemed thereafter. Summit may change such optional redemption prices at anytime with respect to unissued shares of Series S.

     There can be no assurance that Summit's financial condition will allow it to exercise its discretion to accept any particular request for redemption of Preferred Stock. Summit will not redeem any such shares tendered for redemption if to do so would be unsafe or unsound in light of Summit's financial condition (including its liquidity position); if payment of interest or principal on any outstanding instrument of indebtedness is in arrears or in default; or if payment of any dividend on Preferred Stock or share of any stock of Summit ranking at least on a parity therewith is in arrears as to dividends.
In the event that cumulative dividends on Preferred Stock have not been paid in full, Summit may not purchase or acquire any shares of Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of Preferred Stock.

     As provided in the Preferred Stock Authorizing Resolution, for a period of three years from the date of initial sale of each share of Preferred Stock, any such optional redemption of such share shall occur only upon the death or major medical emergency of the holder or any joint holder of the share requested to be redeemed.

     The Preferred Stock is not expected to be traded on any National or Regional Stock Exchange and no independent public market for Preferred Stock is anticipated. Management does not anticipate applying for a listing for such public trading. The broker-dealer for this offering, Metropolitan Investment Securities, operates a trading list to match buyers and sellers of issues of preferred stock. Summit will use its best efforts to maintain the availability of this listing for the preferred stock offered hereunder following completion of this offering. With limited exceptions, Summit has established a policy that all preferred shareholders including holders of the Preferred Shares offered herein, must place their shares for sale on the trading list for 60 consecutive days before Summit will entertain a request for redemption.

Voting Rights

     The Preferred Stock has no voting rights except as provided in the Preferred Stock Authorizing Resolution and except as required by Idaho State Law regarding amendments to Summit's Articles of
Incorporation which adversely affect holders of such shares as a class and requires approval of a majority of the outstanding shares entitled to vote.

     The Preferred Stock Authorizing Resolution provides that holders of Preferred Stock, together with the holders of Summit's other preferred stock thereafter authorized, voting separately and as a single class, shall be entitled to elect a majority of the Board of Directors of Summit in the event that distributions payable on any shares of Preferred Stock shall be in arrears in an amount equal to twenty-four full monthly dividends per share. Such right will continue until all distributions in arrears have been paid in full.

Federal Income Tax Consequences of Distributions

     The following discussion of the federal income tax consequences of distributions is based upon the present Internal Revenue Code of 1986 as amended (the "Code"), existing Treasury regulations, current published administrative positions of the Internal Revenue Service
(the "Service") contained in revenue rulings revenue procedures and notes and existing judicial decisions. No assurance can be given that legislative or administrative changes or court decisions may not be forthcoming that could significantly modify the statements in this discussion. Any such changes may or may not be retroactive with respect to transactions effected prior to the date of such changes.

     Distributions made to the holders of Preferred Stock will either be taxable or not depending, in part, on the extent to which they are made out of current or accumulated earnings and profits of Summit as calculated for federal income tax purposes. To the extent, if any, that distributions made by Summit to the holders of Preferred Stock exceed current and accumulated earnings and profits of Summit, such distributions will be treated first as a tax-free return of capital, reducing the holder's basis in Preferred Stock (not below zero) and thereafter as capital gains (provided Preferred Stock is held by the holder as a capital asset).

     Distributions treated as capital gains result in (1) federal income tax to a corporate holder at a maximum federal rate of 35% for 1994 and thereafter (exclusive of the impact, if any, of the alternative minimum tax imposed by Section 55 of the Code) and (2) federal income tax to a noncorporate holder on any amount treated as a long-term capital gain at a maximum rate of 28% for 1994 and thereafter (exclusive of the impact, if any, of the alternative minimum tax imposed by Section 55 of the Code). Under certain circumstances, distributions could be taxed as short-term capital gains which are subject to the same tax rates as dividends. For 1994 and later years, the maximum tax rate of noncorporate holders on such ordinary income is 39.6% which may be higher pursuant to certain statutory adjustments.

     If, and to the extent, distributions made to the holders of Preferred Stock constitute dividends for federal income tax purposes, any corporate holder of Preferred Stock otherwise entitled to the 70% dividends received deduction permitted by Section 243 of the Code will be entitled to such deduction with respect to such dividends.
If such holder is entitled to the full dividends-received deduction, the maximum effective federal income tax rate on such dividends will be 10.5% based on existing federal income tax rates applicable to corporations generally (exclusive of the alternative minimum tax).
However, a corporate holder should be aware that, under Code Section
246A, the 70% dividends received deduction will be reduced if the holder has debt that is directly attributable to the holder's investment in Preferred Stock. In addition, corporate shareholders may be required under Code Section 1059 to treat the amount of dividends as an extraordinary dividend and reduce the remaining basis and recognize capital gain if no basis remains when the stock is sold. Noncorporate taxpayers are not entitled to such a dividends received deduction.

     The corporate dividends received deduction, pursuant to Section
246(b)(1) of the Code, cannot exceed 70% of the corporate shareholder's taxable income computed without regard to the dividends received deduction, net operating loss deduction, and certain other deductions and adjustments. Code Section 246(b)(2) provides that the 246(b)(1) limitation does not apply for any taxable year for which there is a net operating loss and, for purposes of determining whether there is a net operating loss, the dividends received deduction is allowed without regard to the 246(b)(1) limit. In addition, Section 246(c)(2) mandates, in the case of preferred stock, that the stock on which the dividend is paid be held for at least 91 days in order for the corporate shareholder to qualify for the dividends received deduction. This rule applies if the holder receives dividends on that stock which were attributable to a period or periods more than 366 days. Special rules prescribed by Section
246(c)(3) apply for determining holding periods.

     Summit believes that the majority of the distributions on its outstanding common and preferred stock were tax free returns of capital for federal income tax purposes in calendar 1994. Summit is unable to predict the future character of its distributions.

     In the event the holder of Preferred Stock disposes of the stock by redemption or otherwise in a taxable sale or exchange, the holder will recognize gain equal to the excess of the amount received over the holder's basis in the stock. The basis is equal to the holder's cost of acquiring the stock, which is anticipated to be the $100 per share offering price. This amount is reduced (not below zero) by the return of capital distributions previously received by the holder.
Provided the stock is held by such holder as a capital asset, such gain would be capital gain.

     Thus, the basis in the Preferred Stock may ultimately be reduced to zero assuming distributions are a return of a capital and that the holder received aggregate distributions at least equal to the holder's basis. In that event, the entire amount received by the holder from redemption or otherwise in a taxable sale or exchange would be recognized as gain.

     Prospective purchasers are advised to consult their own tax advisor with respect to the income tax treatment or any distribution made with respect to the Preferred Stock.

     Distributions paid with respect to Preferred Stock, whether deemed to be dividends, return of capital, or capital gains for federal income tax purposes will result in the same federal income tax consequences to Summit as other payments of dividends. These distributions are not deductible by Summit under current tax law.
Additionally, distributions to foreign taxpayers are subject to special rules not discussed herein.

 TAX WITHHOLDING WITH RESPECT TO CERTIFICATES AND PREFERRED STOCK

     The Code generally requires reporting of all distributions on capital stock and inclusion of dividends as income to the stockholder. In addition, the Code requires the reporting of interest income earned on investment certificates, and inclusion of interest as income to the certificate holder. The Code will, in certain instances, require 31% backup withholding by the payor of such dividends and interest.

     In general, Summit is required to file with the Service each year a Form 1099-DIV and Form 1099-INT information return (with a copy to the holder) reporting the amount of dividends and interest paid to the applicable holder during each calendar year. The holder must report dividends, capital gain distributions or interest as income on the holder's federal income tax return for that year. In addition, nontaxable distributions on capital stock may be subject to tax if the stockholder has no remaining tax basis in the stock.

     Backup withholding on dividends and interest generally will be imposed if:

     (1) the taxpayer fails to furnish a taxpayer identification number to the payor;

     (2) the Service notifies the payor twice within three calendar years that the taxpayer furnished an incorrect taxpayer identification number;

     (3) the taxpayer is notified that he is subject to backup withholding because he failed to report taxable dividends or interest applicable;

     (4) the taxpayer fails to certify to the payor that the taxpayer is not subject to backup withholding; or

     (5) the taxpayer fails to certify his taxpayer identification number.

Transfer Agent and Registrar

     Metropolitan acts as Transfer Agent and Registrar for Summit's
Certificates and capital stock.



LEGAL MATTERS

                           LEGAL OPINION

     The legality of the Certificates and Preferred Stock being offered hereby is being passed upon for Summit by Susan A. Thomson, Esq., who is Assistant Corporate counsel for Summit, and Vice
President and legal counsel for Metropolitan Investment Securities, and also employed by Metropolitan Mortgage & Securities Co., Inc. as its Assistant Corporate Counsel and Assistant Secretary.

                         LEGAL PROCEEDINGS

     There are no material legal proceedings or actions pending or threatened against Summit, or to which its property is subject.

EXPERTS

     The Consolidated Financial Statements of Summit as of September
30, 1994 and 1993 and each of the years in the two-year period ended
September 30, 1994 included in this Prospectus have been included herein in reliance on the report, which includes an explanatory paragraph describing changes in Summit's methods of accounting for repossessed real properties and income taxes, of Coopers & Lybrand
L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing. The Financial Statements of Summit for the year ended September 30, 1992 included in this Prospectus and in the Registration Statement have been audited by BDO
Seidman, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein and in the Registration Statement, and have been so included in reliance upon such authority of said firm as experts in auditing and accounting.

     The Financial Statements of Old Standard as of December 31, 1993 and for the year then ended included in this Prospectus have been included herein in reliance on the report, which includes an explanatory paragraph describing changes in Old Standard's methodof accounting for its investment in certain debt securities of Coopers
& Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing. The Financial
Statements of Old Standard as of December 31, 1992 and for the years ended December 31, 1992 and 1991, included in this Prospectus and in the Registration Statement have been audited by BDO Seidman, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein and in the Registration Statement, and have been so included in reliance upon such authority of said firm as experts in auditing and accounting.


PLAN OF DISTRIBUTION

     The Certificates and Preferred Stock are offered directly to the public on a continuing best efforts basis through Metropolitan
Investment Securities, Inc. (MIS) which is an affiliate of Summit.
Accordingly, the offering has not received the independent selling agent review customarily made when an unaffiliated selling agent offers securities. MIS is the exclusive selling agent for the publicly issued securities of Summit. No commission or other expense of the offering will be paid by the purchasers of the Certificates or Preferred Stock. A commission will, however, be paid by Summit on most Certificate purchases ranging from 0.25% to 6% of the Certificate price, depending on the term of the Certificate and whether or not the transaction is a reinvestment or new purchase. A commission in the maximum amount of 6% of the offering price will also be paid by Summit on most Preferred Stock purchases.
Certificates are offered only for cash or cash equivalents.
Preferred Stock is offered for cash or other consideration acceptable to Summit as determined by the Board of Directors. Summit will also pay certain other expenses in connection with the offering. During the three fiscal years ended September 30, 1994, MIS has received commissions of $751,000 from Summit on sales of approximately
$26,224,000 of Summit's certificates and preferred stock.  Preferred
Stock was sold for the first time in 1994.

     MIS is a member of the National Association of Securities
Dealer's, Inc. (NASD). As such Schedule E of the By-laws of the NASD applies and requires, in part, that a qualified independent underwriter be engaged to render an opinion regarding the fairness of the interest rates to be paid on the Certificates and the fairness of the pricing of the Preferred Stock offered through this Prospectus.
Accordingly, MIS has obtained an opinion from Welco Securities, Inc., an NASD member, ("Welco") that the interest rates on the Certificates using a formula tied to corresponding interest rates paid by the U.S.
Treasury and regional financial institutions meets this fairness objective based on conditions and circumstances existing as of the date of the Prospectus. A similar opinion has been obtained from Welco, which states that the offering price of the Preferred Stock meets the fairness objective based on conditions and circumstances, existing as of the date of the Prospectus. Summit undertakes to maintain the interest rates on Certificates no lower than those recommended by Welco based on the formula. Accordingly, the yield at which the Certificates will be distributed will be no lower than that recommended by Welco and the price offered for the Preferred Stock will be no higher than Welco would have independently recommended.
Welco has assumed the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. For performing its functions as a qualified independent underwriter with respect to the Certificates and Preferred Stock offered hereunder, Welco is to be paid $35,000 in fees and $10,000 in non-accountable expenses plus its accountable expenses, which are not expected to exceed $2,500.

     There is not now and Summit does not expect that there will be a public trading market for the Certificates or Preferred Stock in the future. MIS does not intend to make a market for the Certificates or Preferred Stock. However, MIS maintains a list of persons willing to sell or purchase outstanding series of preferred stock of Summit. Summit will use its best efforts to maintain the availability of this listing for Preferred Stock offered hereunder following completion of this offering. See "CERTAIN INVESTMENT
CONSIDERATIONS -Risk Factors-Limited Marketability of Shares."

     MIS may enter into selected dealer agreements with and reallow to certain dealers who are members of the NASD, and certain foreign dealers who are not eligible for membership in the NASD, a commission of up to 6% of the principal amount of Certificates and Preferred
Stock sold by such dealers. After the commencement of the offering the commissions and reallowances, if any, may be lowered.

USE OF PROCEEDS

Certificate Proceeds . . . . Summit expects net proceeds from this
Certificate offering of $37,600,000 to $39,900,000 before deducting expenses estimated at $150,000 (combined total for both Certificates and Preferred Stock expenses) and after sales commissions, assuming all of the Certificates are sold.  There can be no assurance, however, that any of the Certificates can be sold. Sales commissions will range between $100,000 and $2,400,000 (0.25% to 6%) depending on maturities of Certificates sold and whether sales are reinvestments or new purchases.  Such proceeds may be supplemented with funds generated by Summit's operations and/or borrowings from brokers or banks. See "BUSINESS-Method of Financing."

Preferred Stock Proceeds . . . .Summit expects net proceeds from this
Preferred Stock offering of $14,100,000 to $15,000,000 before deducting expenses estimated at $150,000 (combined total for both
Certificates and Preferred Stock expenses) and after sales
commissions of up to $900,000 (6%), assuming all of the Preferred
Stock is sold.  There can be no assurance, however, that any of the
Preferred Stock can be sold.   Such proceeds may be supplemented with
funds generated by Summit's operations and/or borrowings from brokers or banks.  See "BUSINESS-Method of Financing."

     In conjunction with the other funds available to it, Summit will utilize the proceeds of the Certificates and Preferred Stock offerings for funding investments in Receivables, and other investments, which may include the acquisition of other companies, including Old Standard. See "CERTAIN TRANSACTIONS". To the extent internally generated funds are insufficient or unavailable for the retirement of maturing certificates through the period ending January
31, 1996, and for payment of operational expenses and preferred stock dividend requirements, portions of the net proceeds of this offering may also be used for such purposes. Approximately $2,420,000 in principal amount of debt securities will mature between January 31, 1995 and January 31, 1996 with interest rates ranging from 6% to 10% and averaging approximately 7.8% per annum. See Note 5 to the Consolidated Financial Statements and "Certain Investment
Considerations - Risk Factors".

     Management anticipates that some of the proceeds of this offering will be invested in money market funds, bank repurchase agreements, commercial paper, U.S. Treasury Bills and similar short term investments until used as stated above. Due to Summit's inability to accurately forecast the total amount of Certificates or Preferred Stock to be sold pursuant to this offering, no specific amounts have been allocated for any of the foregoing purposes.




CIRCULAR DIAGRAM OF USE OF PROCEEDS REFER TO GRAPH APPENDIX ITEM 2



CAPITALIZATION

     The following table sets forth the capitalization of Summit at September 30, 1994:

                                 September 30,
                                     1994,
DEBT PAYABLE

Real estate contracts and
mortgage notes payable
7% to 10%, due 1994 to 2018      $   119,888
                                 -----------
INVESTMENT CERTIFICATES

Investment Certificates,
Maturing 1994 to 1999,
at 6% to 11%                      27,986,535
Compound and accrued interest      3,106,295
                                 -----------
Total Investment Certificates     31,092,830
                                 -----------
STOCKHOLDERS' EQUITY
Preferred Stock, $10 par:
10,000,000 shares authorized;
31,719 shares issued and
outstanding (Liquidation Preference
$3,171,940)                          317,194

Common Stock, $10 par:
2,000,000 shares authorized;
10,000 shares issued and
outstanding                          100,000


Additional paid-in capital         1,454,063

Retained earnings                  1,449,973
                                  ----------
Total Stockholders' Equity         3,321,230
                                  ----------
Total Capitalization             $34,533,948
                                  ==========


                                   SUMMIT SECURITIES, INC.
                                   SELECTED FINANCIAL DATA

     The financial data shown below as of September 30, 1994 and 1993 and for the years ended
September 30, 1994, 1993 and 1992(other than the ratio of earnings to fixed charges) have been derived from, and should be read in conjunction with, Summit's consolidated financial statements, related notes, and Management's Discussion and Analysis of Financial Condition and
Results of Operations appearing elsewhere herein. The financial data shown as of September 30,
1992 and 1991 and for the years ended September 30, 1992, and 1991 and the period from July 25,
1990 (date of incorporation) through September 30, 1990 (other than the ratio of earnings to fixed charges) have been derived from audited financial statements not included herein.  The financial statements as of and for the years ended September 30, 1994 and 1993 have been audited by Coopers & Lybrand L.L.P.  The financial statements as of and for the years ended
September 30, 1992, and 1991 and for the period from July 25, 1990 (date of incorporation)
through September 30, 1990, have been audited by BDO Seidman.

                                                                                        July 25, 1990
                                                                                          (Date of
                              Year Ended      Year Ended    Year Ended    Year Ended   Incorporation)
                             September 30,   September 30, September 30, September, 30     Through
                                                                                        September 30,
                                 1994            1993          1992          1991           1990
INCOME STATEMENT
DATA:

Revenues                     $3,395,252      $ 2,815,624   $ 2,435,843   $1,026,405     $    8,229
                             ==========       ==========    ==========   ==========   ============
Income before
 extraordinary item          $  264,879      $   283,107   $   611,595   $  238,205     $    5,345
Extraordinary item (1)               --               --        49,772           --             --
                             ----------       ----------    ----------   ----------   ------------
Net Income                      264,879          283,107       661,367      238,205          5,345
Preferred Stock Dividends        (2,930)              --            --           --             --
                             ----------       ----------    ----------   ----------   ------------
Income Applicable to Common
Stockholders                 $  261,949      $   283,107   $   661,367   $  238,205     $    5,345
                             ==========       ==========    ==========   ==========   ============
Per Common Share Data:
Income before
 extraordinary
 item                        $    13.47      $     14.15   $     30.58   $    11.91      $     .27
Extraordinary item                   --               --          2.49           --             --
                             ----------       ----------    ----------   ----------   ------------
Net income                   $    13.47      $     14.15   $     33.07   $    11.91      $     .27
                             ==========       ==========    ==========   ==========   ============
Weighted average number
 of common shares
 outstanding                     19,445           20,000        20,000       20,000         20,000
                             ==========       ==========    ==========   ==========   ============
Ratio of Earnings
 to Fixed
 Charges and Preferred Dividends:  1.16             1.24          1.53         1.37             --

BALANCE SHEET DATA:
Due from/(to) affiliated
 companies, net                      --      $ 1,710,743   $  (400,365) $(5,528,617)    $  (22,010)
Total Assets                $35,101,988      $25,441,605   $17,696,628  $16,718,823     $2,027,355

Debt Securities
 and Other
 Debt Payable               $31,212,718      $21,982,078   $14,289,648  $ 8,451,106             --

Stockholders' Equity        $ 3,321,230      $ 3,188,024   $ 2,904,917  $ 2,243,550     $2,005,345


(1) Benefit from utilization of net operating loss carryforwards.

                                  OLD STANDARD LIFE INSURANCE COMPANY
                                   SELECTED FINANCIAL DATA

     The financial data shown below as of December 31, 1993 and 1992 and for the years ended
December 31, 1993, 1992 and 1991 have been derived from and should be read in conjunction with,
Old Standard's financial statements and related notes appearing elsewhere herein.  The financial data shown as of December 31, 1991 has been derived from audited financial statements not included herein. The financial statements as of and for the year ended December 31, 1993 has been audited by Coopers and Lybrand L.L.P.  The financial statements as of and for the years ended December 31, 1992 and 1991 have been audited by BDO Seidman.  The financial data as of and for the nine months ended September 30, 1994, and 1993 has been derived from unaudited financial statements.

                          Nine Months        Nine Months
                             Ended              Ended       Year Ended    Year Ended    Year Ended
                         September 30,      September 30,  December 31,  December 31   December 31,

                             1994               1993           1993         1992           1991
INCOME STATEMENT
DATA:

Revenues                $ 3,069,811         $2,754,706     $3,721,664     $3,004,046   $1,465,329
                        ===========        ===========    ===========    ===========  ===========

Net Income              $   477,969         $  134,407     $  281,794     $  874,588   $  382,913
                        ===========        ===========    ===========    ===========  ===========
Per Common Share Data:
 Net Income             $     11.95         $     3.36     $     7.04     $    21.86   $     9.57
                        ===========        ===========    ===========    ===========  ===========

Weighted Average Number of
 Common Shares Outstanding   40,000             40,000         40,000         40,000       40,000
                        ===========        ===========    ===========    ===========  ===========

Balance Sheet Data:
 Due from/(to) affiliated
  Companies             $   210,542        $  (127,853)   $ 1,456,431    $(2,374,634) $  (154,353)
Total Assets            $47,488,675        $40,209,800    $42,668,424    $33,814,749  $14,903,175
Annuity Reserves        $43,396,028        $36,229,519    $39,344,173    $28,055,857  $12,488,351
Stockholder's Equity    $ 2,536,627        $ 2,641,961    $ 2,015,706    $ 2,493,223  $ 1,618,635

            PRO FORMA COMBINED SELECTED FINANCIAL DATA
            OF SUMMIT SECURITIES, INC. AND SUBSIDIARIES

 The following table sets forth certain pro forma combined financial information of Summit to illustrate the estimated effect of the proposed business combination with Old Standard to be accounted for as a purchase under generally accepted accounting principles. This pro forma information should be read in conjunction with the historical financial statements and selected financial data of Summit and Old Standard, including the notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations and with the pro forma combined financial statements, including the notes thereto, included elsewhere in this document.
The pro forma combined financial information does not purport to represent what the combined financial information actually would have been had the combination occurred at the beginning of the period presented or to project the combined financial position or results of operations for any future date or period.

                         Year Ended
                      September 30,
                               1994

INCOME STATEMENT DATA:
Revenues                $ 7,879,006
Net Income Applicable to
 Common Stockholders    $   615,998
BALANCE SHEET DATA:
Total Assets            $79,990,663
Annuity Reserves        $43,396,028
Debt Securities and Other
 Debt Payable           $31,223,542
Stockholder's Equity    $ 3,257,857

         Management's Discussion and Analysis of Financial
                Condition and Results of Operations
        For the Three Fiscal Years Ended September 30, 1994

Results of Operations

     Revenues of Summit increased to $3.4 million in 1994, from $2.8 million in 1993 and $2.4 million in 1992. The growth from 1993 to 1994 is attributable primarily to increased investment earnings on additional outstanding Receivables along with gains realized on the sale of a portion of the Receivable portfolio. These increases were offset partially, in 1994 by a reduction in revenues associated with the sale of repossessed property. The growth from 1992 to 1993 is attributable primarily to increased investment earnings on additional outstanding Receivables and increased revenues associated with the sale of repossessed property. These increases were partially offset by a reduction in dividends received on investments in an affiliated company. Summit has increased its investment in Receivables from $11.6 million at September 30, 1992 to $19.5 million at September 30, 1993 to $27.3 million at September 30, 1994.

     Summit continued to realize income from operations during 1994. Net income for the fiscal year ended September 30, 1994 was $262,000 compared to $283,000 in 1993 and $661,000 in 1992. The relatively small decrease from 1993 to 1994 was the result of Summit being able to realize gains on the sales of Receivables, improve other income sources and reduce operating expenses, all of which were necessary as Summit experienced a reduced margin between interest sensitive income and interest sensitive expense along with increases in the provisions for losses on real estate assets. The 1993 decrease in net income was attributable to a reduced margin between interest sensitive income and interest sensitive expense along with increased operating expenses associated with the increased volume of Certificate sales, Receivable investments and real estate held for sale. Additionally, during 1993, Summit experienced a slight increase in the loss from the sale of real estate repossessions and also increased its provision for losses on real estate assets.

     Since the date of its incorporation through approximately the end of calendar year 1993, Summit generally benefitted from a declining interest rate environment with lower money costs and relatively consistent yields on Receivables. In addition, a declining rate environment positively impacted earnings by increasing the value of the portfolio of predominantly fixed rate Receivables. This was evident in 1994 as Summit was able to realize gains from the sale of Receivables. Higher than normal prepayments in the Receivable portfolio were experienced during 1994, 1993 and 1992, allowing Summit to recognize unamortized discounts on Receivables at an accelerated rate. During 1994, Metropolitan, Summit's former parent through September 9, 1994 and the primary supplier of Receivable investments, began charging underwriting fees associated with Receivable acquisitions. The charging of the underwriting fee has resulted in a slightly lower yield over the life of the new Receivables, however, management believes this yield to be superior to other investment opportunities. See "BUSINESS-Investment in Receivables."

     Maintaining efficient collection efforts and minimizing delinquencies in Summit's Receivable portfolio are ongoing management goals. During 1994, Summit realized a gain on the sale of repossessed real estate of $12,300 compared to losses of $18,400 and $5,300 in 1993 and 1992, respectively. In relation to the increasing size of Summit's Receivable and real estate portfolios, Summit has increased its provision for losses on real estate assets. Provisions for losses have been $155,000, $51,000 and $18,800 for 1994, 1993, and 1992, respectively. At September 30, 1994, Summit had an allowance for losses on real estate assets of $251,000 compared to $97,000 at September 30, 1993.

     In April 1992, the Accounting Standards Division of the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 92-3, "Accounting for Foreclosed Assets," which provides guidance on determining the accounting treatment for foreclosed assets. SOP 92-3 requires that foreclosed assets be carried at the lower of (a) fair value minus estimated costs to sell, or (b) cost. Summit applied the provisions of SOP 92-3 effective October 1, 1992. The initial charge for its application was approximately $10,000, before the application of related income taxes, and is included in operations in 1993.

Interest Sensitive Income and Expense

     Management continually monitors the interest sensitive income and expense of Summit. Interest sensitive expense is predominantly the interest costs of Certificates, while interest sensitive income includes interest and earned discounts on Receivables, dividends and other investment income.

     The spread between interest sensitive income and interest sensitive expense was $925,000 in 1992, $696,000 in 1993 and $543,000 in 1994. The decrease from 1993 to 1994 of approximately $153,000 was attributable to several factors including: (1) charging of underwriting fees by Metropolitan which reduced 1994 interest income by approximately $60,000; (2) the sale of $4.5 million of high yielding, time-share Receivables to Metropolitan in February 1994;
(3) lower yields on acquired Receivables; and (4) the accumulation of cash, which was invested in low yielding overnight investments, which was necessary for the September 1994 payment of $3.6 million to Metropolitan to redeem its outstanding common stock. The decrease in interest spread from 1992 to 1993 of approximately $230,000 was the result of management's decision to accumulate cash to fund a contract purchase commitment in excess of $7 million from an affiliate in December 1992. Included in the Receivables purchased were approximately $6.0 million of timeshare Receivables, which were collateralized by timeshares located at a single project in Hawaii. These Receivables were sold to Metropolitan at carrying value on February 18, 1994. Also, Summit recognized $366,935 of dividend income (13% dividend rate) from its preferred stock investment in its affiliate in 1992 and paid interest to Metropolitan at prime plus 1 1/2% on the borrowings used to finance the purchase of the preferred stock. In March 1992, Summit transferred the preferred stock to Metropolitan in full satisfaction of the $6 million payable. Therefore, there were no dividends received by Summit in fiscal 1994 or 1993 on the preferred stock. See Note 9 to the Consolidated Financial Statements.

     Summit's assets have tended to reprice or mature more quickly than have its liabilities. This condition generally leads to a reduced interest margin in a falling interest rate environment as the cash flow from assets is reinvested at lower rates of interest. Interest rates generally declined over the past three years, with the exception of the last nine months of fiscal 1994. See "Asset/Liability Management."

Other Income

     Other income increased from approximately $16,600 in 1992 to $42,700 in 1993 and $60,700 in 1994. Other income is predominantly miscellaneous fees and charges related to Receivables, thus its growth is primarily due to the growth in Receivables.

Other Expenses

     Operating expenses increased from approximately $178,300 in 1992 to $244,600 in 1993 and remained relatively stable at $231,400 in 1994. In general, the increases have been the result of increased volume of Certificate sales and Receivable investments. During 1994, Summit was able to improve efficiency and reduce some operating expenses while increasing the volume of Certificate sales and Receivable investments.

Provision for Losses on Real Estate Receivables and Repossessed Real
Estate

     The provision for losses on Receivables and repossessed real estate has increased as the size of the portfolio of Receivables and repossessed real estate has grown. The following table summarizes Summit's allowance for losses on Receivables and repossessed real estate:

                            1994          1993         1992
        Beginning Balance $  96,654    $59,244       $50,000
        Provision           103,000     15,000        18,762
        (Charge-offs)/
          Recoveries, net    50,918     22,410       ( 9,518)
                            -------    -------       -------
        Ending Balance     $250,572    $96,654       $59,244
                            =======    =======       =======

These allowances are in addition to unamortized discounts of $1.3 million at September 30, 1994, and $1.1 million at September 30, 1993 and 1992.

Gain/Loss on Real Estate Sold

     During 1994, Summit experienced a gain on the sale of real estate of approximately $12,000. At the end of fiscal 1994, Summit had $453,000 in real estate held for sale, less than 2% of total real estate assets.

Effect of Inflation

     During the three year period ended September 30, 1994, inflation has had a generally positive impact on Summit's operations. This impact has primarily been indirect in that the level of inflation tends to influence inflation expectations, which tends to impact interest rates on both Summit's assets and liabilities. Thus, with lower inflation rates over the past three years, interest rates have been generally declining during this period, which has reduced Summit's cost of funds. Interest rates on Receivables acquired, due to their nature, have not declined to the same extent as the cost of Summit's borrowings. In addition, inflation has not had a material effect on Summit's operating expenses. The main reason for the increase in operating expenses has been an increase in the number of Receivables acquired and serviced and increased sales of Certificates.

     Revenues from real estate sold are influenced in part by inflation, as, historically, real estate values have fluctuated with the rate of inflation. However, Summit is unable to quantify the effect of inflation in this respect.

Asset/Liability Management

     As most of Summit's assets and liabilities are financial in nature, Summit is subject to interest rate risk. In fiscal 1995, more of Summit's financial assets (primarily Receivables and fixed income investments) will reprice or mature more quickly than its financial liabilities (primarily Certificates). In a rising interest rate environment, this factor will tend to increase earnings as cash flow from assets is reinvested at higher rates of interest. However, for a number of periods subsequent to fiscal 1995 , financial liabilities are scheduled to reprice or mature more quickly than financial assets. During this period, earnings will tend to decline as funds available for investing are obtained at a higher interest cost. Also, yields on Receivables have not been as sensitive to rate fluctuations as have Certificate rates. Therefore, the benefit of an increase in interest rates during the initial period would be reduced to the extent that required yields on Receivable investments were not increased in concert with general market rates of interest. In a falling interest rate environment, when financial assets reprice or mature more quickly than financial liabilities, earnings will tend to decrease as cash flow from assets is reinvested at lower rates of interest. This effect is mitigated to the extent that yields on Receivables may be less sensitive to rate fluctuations than are rates on Certificates.

     Summit is authorized to use financial futures instruments for the purpose of hedging interest rate risk relative to investments in the securities portfolio or potential trading situations. In both cases, the futures transaction is intended to reduce the risk associated with price movements for a balance sheet asset. Additionally the Company could sell securities "short" (the sale of securities which are not currently in the portfolio and therefore must be purchased to close out the sale agreement) as another means of hedging interest rate risk, or to take a trading position in an attempt to benefit from an anticipated movement in the financial markets. The Company has not employed either strategy prior to or as of September 30, 1994.

     During fiscal 1995, approximately $6.4 million of interest sensitive assets (cash and Receivables) are expected to reprice or mature. For liabilities, approximately $2.6 million of Certificates will mature during fiscal 1995, along with about $10,500 of other debt payable. These estimates result in repricing of interest sensitive assets in excess of interest sensitive liabilities of approximately $3.8 million, or a ratio of interest sensitive assets to interest sensitive liabilities of approximately 245%.

New Accounting Rules

     In the fourth quarter of fiscal 1993, Summit adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109), retroactive to October 1, 1992 and resulted in no significant effect on Summit's financial position. In 1992, Summit accounted for income taxes as required by Accounting Principles Board Opinion No. 11. See Note 1 to the Consolidated Financial Statements.

     In May 1993, Statement of Financial Accounting Standards No. 114 (SFAS No. 114) "Accounting by Creditors for Impairment of a Loan" was issued. SFAS No. 114 requires that certain impaired loans be measured based on the present value of expected future cash flows discounted at the loans' effective interest rate or the fair value of the collateral. Summit is required to adopt this new standard by October 1, 1995. Summit does not anticipate that the adoption of SFAS No. 114 will have a material effect on the financial statements.

     In December 1991, Statement of Financial Accounting Standards No. 107 (SFAS No. 107), "Disclosures about Fair Value of Financial Instruments," was issued. SFAS No. 107 requires disclosures of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. SFAS No. 107 is effective for financial statements issued for fiscal years ending after December 31, 1995 (Summit's fiscal year ending September 30, 1996) for entities with less than $150 million in total assets. This pronouncement does not change any requirements for recognition, measurement or classification of financial instruments in Summit's financial statements.

Liquidity and Capital Resources

     As a financial institution, Summit's liquidity is largely tied to its ability to renew, maintain or obtain additional sources of cash. Summit has successfully performed this task during the past three years and has continued to invest funds generated by operations and financing activities.

     Summit has continued to generate cash from operations with net cash provided of $2.3 million in 1994, $1.4 million in 1993 and $1.4 million in 1992. Cash utilized by Summit in its investing activities was $6.3 million in 1994, $9.2 million in 1993 and $2.6 million in 1992. Cash provided by Summit's financing activities was $4.1 million in 1994, $5.8 million in 1993 and $5.0 million in 1992.
These cash flows have resulted in year end cash and cash equivalent balances of $3.6 million in 1994, $3.6 million in 1993 and $5.6 million in 1992.
     During 1994, the cash provided by operating activities of $2.3 million plus cash provided by financing activities of $4.1 million was used entirely to support the net investing activities of $6.3 million. Cash from operating activities of $2.3 million resulted primarily from net income of $.3 million, increases in compound and accrued interest on Certificates of $1.2 million and other accrual adjustments of $.6 million. Cash used in investing activities of $6.3 million primarily included acquisition of Receivables, net of payments and sales, of $8.0 million being offset by the collection of advances from related parties of $1.7 million. Cash from financing activities of $4.1 million resulted primarily from: (1) issuance of Certificates, net of repayment and related debt issue costs, of $7.5 million; (2) issuance of common and preferred stock of $.2 million; less (3) redemption of common stock, owned by its former parent, of $3.6 million.

     During 1993, the $2.1 million decrease in cash and cash equivalents resulted from cash provided by operating activities of $1.4 million less cash used in investing activities of $9.2 million plus cash provided by financing activities of $5.7 million. Cash from operating activities resulted primarily from net income of $.3 million and the increase in compound and accrued interest on Certificates of $1.0 million. Cash used in investing activities primarily included: (1) acquisition of real estate Receivables, net of payments and sales, of $7.6 million; and (2) an advance to its parent company of $1.7 million for the purchase of Receivables. Cash provided by financing activities included: (1) issuance of Certificates, net of repayments and related debt issue costs, of $7.0 million; less (2) repayment of amounts due its parent of $.4 million; and (3) repayment to banks and others of $.9 million.

     Summit's investing activities during 1993 were supported by cash from operations and external financing. Summit's increases in Receivables were primarily funded by sales of Certificates. During 1992, the $3.9 million increase in cash and cash equivalents resulted from cash provided by operating activities of $1.4 million less cash used in investing activities of $2.5 million plus cash provided by financing activities of $5.0 million. Cash from operating activities resulted primarily from net income of $.7 million and the increase in compound and accrued interest on Certificates of $.7 million. Cash used in investing activities primarily included the acquisition of real estate Receivables net of payments and sales, of $3.0 million less $.5 million advance repaid by its parent. Cash provided by financing activities included: (1) issuance of Certificates, net of repayments and related debt issue costs, of $4.7 million; (2) borrowings from its parent of $.4 million; less (3) repayment to banks and others of $.1 million.

     During 1992, Summit's investing activities were supported by internal cash from operations and external cash from financing.
Summit's increases in Receivables were primarily funded by sales of Certificates.

     Management believes that cash flow from operating activities and financing activities and the liquidity provided from current investment will be sufficient for Summit to conduct its business and meet its anticipated obligations as they mature during fiscal 1995 including the planned acquisition of Old Standard, MIS and commencement of operations of Summit Property Development, Inc. Summit has not defaulted on any of its obligations since its founding in 1990.

BUSINESS

INTRODUCTION

     Summit is engaged in the business of investing in Receivables through funds provided by Receivable investment proceeds, certificate sales, and preferred stock sales. Summit's goal is to achieve a positive spread between the return on its Receivable investments and its cost of funds. Summit may also engage in other businesses or activities without restriction in accordance with the provisions of its Articles of Incorporation.

     Summit was originally organized as a wholly owned subsidiary of Metropolitan Mortgage & Securities Co., Inc, a Washington corporation (Metropolitan). On September 9, 1994, Summit, Metropolitan and C. Paul Sandifur, Jr. completed a sale of the common stock of Summit to National Summit Corporation. National Summit Corporation is a holding company wholly owned by C. Paul Sandifur Jr. Mr. Sandifur holds effective control over Metropolitan. Prior to the sale, Mr. Sandifur held effective control of Summit, through Metropolitan. Following the sale, Mr. Sandifur holds effective control of Summit through National Summit Corporation. Prior to the sale, the officers and directors of Summit were also officers or directors of Metropolitan and/or its affiliates. Contemporaneously with the sale, the officers and directors resigned and new officers and directors were elected. The newly elected officers and directors are employees of Metropolitan, but not officers or directors of Metropolitan or any of its subsidiaries. There are no plans to make any material changes in the business, operations or administration of Summit as a result of the sale. See "CERTAIN TRANSACTIONS".

     Summit has reached an agreement with Metropolitan whereby effective January 31, 1995, Summit will acquire Metropolitan Investment Securities, Inc. (MIS) from Metropolitan. MIS is the broker/dealer for this offering and the offering of Metropolitan's securities. MIS had total assets and stockholder's equity of $380,000 and $283,000 respectively, at September 30, 1994. Also, effective January 31, 1995, Summit Property Development, Inc. (a subsidiary of Summit) will commence real estate development activities previously performed by Metropolitan. Additionally, Summit is currently negotiating the purchase of Old Standard Life Insurance Company (Old Standard) from Metropolitan. Old Standard is a wholly-owned subsidiary of Metropolitan. Old Standard had total assets and stockholder's equity of $47 million and $2.5 million, respectively, at September 30, 1994. See "CERTAIN TRANSACTIONS".

MANAGEMENT

     As of September 30, 1994, Summit's personnel consisted of its officers and directors, See "MANAGEMENT", an accountant and an attorney. Each of those individuals is also employed by Metropolitan. It is anticipated that they will continue to devote substantially all of their time to their duties related to their respective positions with Metropolitan and its other affiliates subject to the necessary commitment of time to ensure that Summit fulfills its obligations to Preferred shareholders and its duties under the Indenture pursuant to which it issues Investment Certificates and such other duties and responsibilities as Summit may undertake in the conduct of its business or as may be required by law. No additional employees are expected to be necessary or hired during the foreseeable future.

     Metropolitan provides management, Receivable acquisition and Receivable collection services for a fee to Summit pursuant to the terms of a Management Acquisition and Servicing Agreement. The Receivable acquisition fees are based upon a yield requirement established by Summit. Summit pays as its Receivable acquisition service fee the difference between the yield requirement and the yield which Metropolitan actually negotiates when the Receivable is acquired. In 1994, Summit paid total service fees to Metropolitan of
$497,132.   Management believes that the terms and conditions of the
agreements with Metropolitan are at least as favorable to Summit as those that could have been obtained by a non-affiliated third party. The agreements are non-exclusive and may be terminated in whole or part by either party upon notice to the other party.

RECEIVABLE INVESTMENTS

     The Receivables consist primarily of notes secured by real estate mortgages, deeds of trust and conditional real estate sales contracts. To a lesser extent, Summit also acquires other types of Receivables, including but not limited to annuities and lottery prizes. All such Receivables are purchased at prices calculated to provide a desired yield. Often, in order to obtain the desired yield, the Receivables will be purchased at a discount from their face amount. See "BUSINESS -YIELD and DISCOUNT CONSIDERATIONS".

     Summit's investments in Receivables are financed primarily by the cash flow from Receivables, the sale of Certificates, and the sale of Preferred Stock.

Sources of Receivables

     Summit acquires its Receivables through the services of Metropolitan. See "BUSINESS-Management". Metropolitan acquires approximately 80% of the Receivables through independent brokers located throughout the country. These brokers typically deal directly with private individuals or organizations who own and wish to sell a Receivable. These independent brokers contact one of Metropolitan's branch offices to submit the Receivable for evaluation by Metropolitan. It is the opinion of management that its responsiveness to the independent Receivable brokers, and to Receivable sellers has been a key to Metropolitan's ability to attract and purchase quality Receivables at acceptable yields.

     Metropolitan is also approached directly by prospective Receivable sellers. These direct contacts are generally the result of a referral or a previous business contact. Metropolitan also negotiates the acquisition of portfolios of Receivables from banks, savings and loan associations, the Resolution Trust Corporation and
the Federal Deposit Insurance Corporation.   Summit has acquired
Receivables from all such sources through Metropolitan.

Yield and Discount Considerations

     Summit's management establishes Summit's yield requirements based upon its cost of funds, and market conditions. Summit's yield requirements are provided to Metropolitan, which negotiates Receivable purchases at prices calculated to provide a desired yield. Often this results in a purchase price less than the Receivable's unpaid balance. The difference between the unpaid balance and the purchase price is the "discount." The amount of the discount will vary in any given transaction depending upon Summit's yield requirements at the time of the purchase and the terms and nature of the Receivable. Yield requirements are established in light of capital costs, market conditions, the characteristics of particular classes or types of Receivables and the risk of default by the Receivable payor. See Also "BUSINESS-RECEIVABLE INVESTMENTS-Underwriting"

     For Receivables of all types, the discounts originating at the time of purchase, net of capitalized acquisition costs, are amortized using the level yield (interest) method over the remaining contractual term of the contract. For Receivables which were acquired after September 30, 1992, these net purchase discounts are amortized on an individual contract basis using the level yield method over the contractual remaining life of the contract. For those Receivables acquired before October 1, 1992, these net purchase discounts were pooled by the fiscal year of purchase and by similar contract types, and amortized on a pool basis using the level yield method over the expected remaining life of the pool. For these older Receivables, the amortization period, which is approximately 78 months, estimates a constant prepayment rate of 10-12 percent per year on scheduled balances, which is consistent with Summit's prior experience with similar loans and Summit's expectations.



            YIELD CHART: REFER TO GRAPH APPENDIX ITEM 3










     Summit's management establishes the yield requirements for Receivable investments by assuming that all payments on the Receivables will be made and that a certain percentage of unpaid balances will be prepaid on an annual basis (9% for fiscal 1994) . During fiscal 1994, Summit's average initial yield requirement was 11%-14%. However, to the extent that Receivables are purchased at a discount and payments are received earlier than anticipated, the discount is earned more quickly resulting in an increase in the yield. Conversely, to the extent that payments are received later than anticipated, the discount is earned less quickly resulting in a lower yield.

     A greater effective yield can also be achieved through negotiating amendments to the Receivable agreements. These amendments may involve adjusting the interest rate and/or monthly payments, extension of financing in lieu of a required balloon payment or other adjustments in cases of delinquencies where the payor appears able to resolve the delinquency. As a result of these amendments, the cash flow may be maintained or accelerated, the latter of which increases the yield realized on a Receivable purchased at a discount.

Underwriting

     The review of the Receivables (underwriting) is performed for Summit by Metropolitan. When Metropolitan is offered a Receivable, an initial study of the terms of the Receivable, including any associated documents, is performed by Metropolitan's underwriting and closing staff. If the Receivable appears acceptable, the purchase price for the Receivable is calculated based on Summit's yield requirements at that time. If the broker and/or seller accepts the proposed purchase price, a written agreement to purchase is executed, subject to Metropolitan's full underwriting review. Metropolitan also negotiates the purchases of "partial" interests in Receivables. Partial purchases are purchases of the right to receive a portion of the Receivable's balance, and where the seller's right to the unsold portion of the Receivable is subordinated to the interest of Summit. These "partials" generally result in a reduced level of investment risk to the purchaser than if the entire Receivable cash flow is purchased.

     The underwriting guidelines adopted by Summit for Receivables secured by real estate include a requirement that the ratio of Summit's investment in a Receivable compared to the appraised value of the property which secures the Receivable may not exceed 75% on Receivables secured by single family residences; and that the ratio of the investment to the property's appraised value may not exceed 70% on Receivables secured by other types of improved property; and
55% on unimproved raw land.   These more stringent than conventional
investment to collateral ratios provide higher than conventional levels of collateral to protect Summit's investment in the event of a default on a Receivable.

     For each Receivable secured by real estate, a current market value appraisal of the real estate providing security is obtained. These appraisals are obtained through licensed independent appraisers or through one of Metropolitan's licensed staff appraisers. These appraisals are based on drive-by and comparative sales analysis.
Each independent appraisal is also subject to review by a staff appraiser.

     Additionally, every proposed investment in a Receivable secured by real estate is evaluated by Metropolitan's demography department utilizing computerized data which identifies local trends in property values, personal income, population and other social and economic indicators. Other underwriting functions related to Receivables secured by real estate may include obtaining and evaluating credit reports on the Receivable payors; evaluation of the potential for environmental risks; verifying payment histories and current payment status; and obtaining title reports to verify the record status of the Receivable and other matters of record.

     Summit also acquires Receivables from Metropolitan which are not secured by real estate, such as annuities and lottery prizes. The annuities often arise out of the settlement of legal disputes where the prevailing party is awarded a sum of money payable over a period of time. In the case of such settlement annuity purchases, the underwriting guidelines of Summit generally require that Metropolitan review the settlement agreement. In the case of all annuity purchases, Summit's underwriting guidelines generally require that Metropolitan review the annuity policy, related documents, the credit rating of the payor (generally an insurance company), determination of the existence of any state insurance fund designed to protect annuity holders, and the review of other factors relevant to the risk of purchasing a particular annuity as deemed appropriate by the underwriting committee in each circumstance. In the case of lottery prizes, the underwriting guidelines generally include a review of the documents providing proof of the prize, and a review of the credit rating of the insurance company, or other entity, making the lottery
prize payments.    Where the lottery prize is from a state run
lottery, the underwriting guidelines generally include a determination of whether the prize is backed by the general credit of the state, and confirmation with the respective lottery commission of the prize winners right to sell the prize, and acknowledgment from the lottery commission of their notice of the sale. In many states, in order to sell a state lottery prize, the winner must obtain a court order permitting the sale. In those states, Summit requires a certified copy of the court order.

     Receivable investments which are identified for legal review are referred to Metropolitan's in-house legal department which currently includes a staff of five attorneys. All Receivable purchases which involve investments greater than $150,000 ($100,000 if the real property collateral is not an owner-occupied single family residence) are submitted to an additional special risk evaluation committee, and are subject to legal department review. In addition, transactions involving investments of more than $500,000 are subject to approval by Summit's Board of Directors.

     Upon completion of the underwriting process and the approval of the investment, appropriate closing and transfer documents are executed by the seller and/or broker, and the transaction is funded.

     Management believes that the underwriting functions that are employed in its Receivable investment activity are as thorough as reasonably possible considering the nature of this business.
Summit's acquisition of Receivables secured by real estate should be distinguished from the conventional mortgage lending business which involves substantial first-hand contact by lenders with each borrower and the ability to obtain an interior inspection appraisal prior to granting a loan.

Current Mix of Receivable Investment Holdings

     Summit's investments in Receivables are secured by first or second liens primarily on single family residential property. Summit believes that these Receivables present lower credit risks than a portfolio of mortgages secured by commercial property or raw land, and that much of the risk in the portfolio is dissipated by the large numbers of relatively small individual Receivables and their geographic dispersion.

     The following table presents information about Summit's investments in Receivables as of September 30, 1994 and 1993:

                                   1994          1993
Face value of discounted
  receivables                 $21,931,395   $14,416,037

Face value of originated
  and non-discounted
  receivables                   6,473,183     6,285,706

Unrealized discounts,
  net of amortized
  acquisition costs            (1,337,365)   (1,076,488)

Allowance for losses             (250,572)      (96,654)

Performance Holdback on
  Receivable Purchase                  --      (600,000)

Accrued interest
  receivable                      466,350       598,624
                              -----------   -----------
Carrying value                $27,282,991   $19,527,225
                              ===========   ===========

     As of September 30, 1994, approximately 77% of Summit's investments in Receivables are in first lien position Receivables with the balance in second lien positions. The Receivables are secured by residential, business and commercial properties with residential properties securing approximately 84% of such investments as of September 30, 1994. The Receivables acquired by Summit are primarily generated by private individuals or businesses and are therefore not government insured loans.

     During fiscal 1993, Summit purchased, from an affiliate of Metropolitan, approximately $6.0 million of timeshare Receivables, of which approximately $5.5 million were outstanding at September 30, 1994. These Receivables were originated by an affiliate of Metropolitan in connection with sales of its timeshare resort condominiums in Hawaii. These Receivables had an approximate contractual interest rate of 13% and were purchased at par (eg. at the amount of their outstanding principal balance). In conjunction with the purchase, Summit withheld a 10% performance holdback of $600,000 to cover any realized losses from these Receivables. The holdback was maintained at a balance of approximately 10% of the outstanding timeshare Receivables and was released as principal was paid down. At September 30, 1993, Summit held approximately $680,000 of delinquent timeshare contracts purchased from the affiliate. Summit believes that the performance holdback of $600,000 was adequate to cover any losses related to these certain timeshare Receivables. At September 30, 1993, timeshare Receivables represented approximately 27% of the total outstanding principal for Receivables owned by Summit. These timeshare receivables were sold to Metropolitan at par on February 18, 1994.

     Summit's receivable investments at September 30, 1994 were secured by properties located throughout the United States with not more than 3% (by dollar amount) in any single state except as follows:


               Arizona . . . . . .  6%
               California  . . . . 11%
               Oregon  . . . . . .  5%
               Texas . . . . . . . 20%
               Washington  . . . . 10%
               Florida . . . . . .  3%
               Georgia . . . . . .  4%
               North Carolina. . .  3%
               South Carolina. . .   3%

                                    SUMMIT SECURITIES, INC.
                              RECEIVABLES SECURED BY  REAL ESTATE
                                      September 30, 1994

Less than 1% of the contracts are subject to variable interest rates.  Interest rates range from
0% to 20% with rates principally (87% of face value) within the range of 7% to 12%.  The following table breaks down Summit's Receivable portfolio by type, size and lien position.

                        Number                            Carrying      Delinquent Number of
                          of      Interest    Maturity    Amount of      Principal Delinquent
Description           Receivables   Rates       Dates    Receivables      Amount   Receivables
                      ----------  --------    --------   -----------    ---------- -----------
RESIDENTIAL                      Principally
First Mortgage > $75,000    46      7%-12%   1994-2024   $5,069,495     $331,928         3
First Mortgage > $40,000   122      7%-12%   1994-2024    6,554,375      303,003         5
First Mortgage < $40,000   338      9%-14%   1994-2023    7,190,121      250,572        33
Second or Lower> $75,000     4      8%-12%   1996-2014      405,950           --        --
Second or Lower> $40,000    23      7%-11%   1994-2020    1,240,937      155,577         3
Second or Lower< $40,000   155      9%-12%   1994-2024    3,387,961       43,920         2

COMMERCIAL
First Mortgage > $75,000     6      9%-11%   1998-2009      544,561           --        --
First Mortgage > $40,000    19      9%-10%   1995-2003    1,078,666           --        --
First Mortgage < $40,000    21      8%-10%   1995-2004      427,103           --        --
Second or Lower> $75,000     2      8%-10%   1999-2005      192,254           --        --
Second or Lower> $40,000     6      9%-11%   1997-2009      341,703           --        --
Second or Lower< $40,000    12      9%-11%   1996-2015      296,589           --        --

FARM, LAND AND OTHER
First Mortgage > $75,000     1         12%        1995      495,405           --        --
First Mortgage > $40,000     2      7%-10%   2004-2014      101,366           --        --
First Mortgage < $40,000    26      9%-12%   1995-2010      475,705           --        --
Second or Lower> $75,000     1          0%        1994      245,279           --        --
Second or Lower> $40,000     4      5%-12%   1998-2007      239,751           --        --
Second or Lower< $40,000     7     10%-12%   1996-2014      117,357           --        --
Unrealized discounts, net
of unamortized acquisition
costs, on receivables
purchased at a discount                                  (1,337,365)

Accrued Interest Receivable                                 466,350

Allowance for Losses                                       (250,572)
                                                        -----------
TOTAL                                                 $  27,282,991  $ 1,085,000
                                                        ===========  ===========

The principal amount of Receivables subject to delinquent principal or interest is defined as being in arrears for more than three months.


The contractual maturities of the aggregate amounts of Receivables (face amount) are as follows:

                                 Residential     Commercial  Farm, Land, Other    Total
                                  Principal       Principal      Principal      Principal
                                  --------         -------       --------       ---------
October 1994 - September 1997  $ 2,324,000     $  721,000     $  777,000     $ 3,822,000
October 1997 - September 1999    2,425,000        816,000         92,000       3,333,000
October 1999 - September 2001    1,470,000        374,000        220,000       2,064,000
October 2001 - September 2004    2,220,000        362,000        109,000       2,691,000
October 2004 - September 2009    3,290,000        580,000        300,000       4,170,000
October 2009 - September 2014    2,744,000             --        176,863       2,920,863
October 2014 - Thereafter        9,375,839         27,876             --       9,403,715
                                ----------     ----------     ----------      ----------
                               $23,848,839     $2,880,876     $1,674,863     $28,404,578
                               ===========     ==========     ==========      ==========

     Summit held 795 Receivables as of September 30, 1994. The average stated interest rate (weighted by principal balances) on Receivables held by Summit on that date was approximately 10%. See
Note 2, to Consolidated Financial Statements.

Delinquency Experience & Collection Procedures

     The principal amount of Receivables held by Summit (as a percentage of the total outstanding principal amount of Receivables) which was in arrears for more than ninety days at September 30, 1994 was 3.8% compared to 8.0% and 4.2% at September 30, 1993 and 1992, respectively. The decrease in 1994 is attributable to the sale of the timeshare receivables to Metropolitan and improved collection efforts. The increase in the amount for September 30, 1993 includes approximately $680,000 of timeshare contracts purchased from an affiliate. Without the effect of the delinquent timeshare receivables, the 1993 delinquency rate would have been 6.5%. Summit had a performance holdback of $600,000 to cover any losses related to certain contracts including these Receivables. Because Receivables purchased by Summit are typically not of the same quality as mortgages that are subsequently securitized and sold in the secondary market with government guarantees, higher delinquency rates are expected. However, because these Receivables are purchased at a discount, losses on sales after repossession are generally lower than might otherwise be expected given these higher delinquency rates.

     Receivable collection services are performed for Summit by Metropolitan, pursuant to the following guidelines. When a Receivable becomes delinquent, the payor is initially contacted by telephone (generally on the 17th day following the payment due date). If the default is not promptly cured (generally within three to six days after the initial call), then additional collection activity, including written correspondence and further telephone contact, is pursued. If these collection procedures are unsuccessful, then the account is referred to a committee who analyzes the basis for default, the economics of the situation and the potential for environmental risks. When appropriate, a phase I environmental study is obtained prior to foreclosure. Based upon this analysis, the Receivable is considered for a workout arrangement, further collection activity, or foreclosure of any property providing security for the Receivable. Collection activity may also involve the initiation of legal proceedings against the payor of the Receivable payments. Such legal proceedings, when necessary are generally initiated within approximately ninety days after the initial default. If accounts are reinstated prior to completion of the legal action, then attorney fees, costs, expenses and late charges are generally collected from the payor, or added to the receivable balance, as a condition of reinstatement.

Allowance for Losses on Real Estate Assets

     Summit establishes an allowance for losses on Receivables and repossessed real estate based on an evaluation of delinquent Receivables and appraisals for real estate held. During 1992, Summit adopted an appraisal policy to require annual appraisals on properties securing delinquent receivables when the Receivable balances exceed a threshold equal to 1/2% of total assets of Summit. Biannual appraisals are required on all other delinquent Receivables with balances in excess of $50,000. The allowance for losses was .9%, .5% and .5% of the face value of Receivables at September 30, 1994, 1993 and 1992, respectively.

Properties

     Summit owns various repossessed properties held for sale. At
September 30, 1994, eight properties, acquired in satisfaction of debt, with a combined carrying amount of approximately $453,000 were held.

Method of Financing

     Summit's continued growth is expected to depend on its ability to market its securities to the public and to invest the proceeds in higher-yielding investments. Financing needs are intended to be met primarily by the sale of its Investment Certificates and Preferred Stock. Such funds may be supplemented by short term bank financing and borrowing from affiliates. As of the date of this document, Summit had not established any formal lines of credit with banks or other lending institutions.

     The availability of Receivables offered for investment in the national market is believed by management to be adequate to meet the needs of Summit which are in addition to the needs of Metropolitan.

Competition

     Summit's ability to compete for Receivable investments is currently dependent upon Metropolitan. Metropolitan competes with various real estate financing firms, real estate brokers, banks and individual investors for the Receivables it acquires. The largest single competitors are subsidiaries of much larger companies such as Associates First Capital Corporation, a subsidiary of Ford Motor Company, while the largest number of competitors are a multitude of individual investors. The primary competitive factors are the amounts offered and paid to Receivable sellers and the speed with which the processing and funding of the transaction can be completed. Competitive advantages enjoyed by Summit include access to Metropolitan's branch office system which allows it access to markets throughout the country; its ability to purchase long-term Receivables; availability of funds; and its in-house capabilities for processing and funding transactions. Competitive disadvantages include the length of time required to process and fund approved transactions (up to thirty days); an investment policy which excludes purchases of Receivables which involve discounts of less than $2,500; and relatively high yield requirements.

MANAGEMENT

Directors and Executive Officers
(As of December 31, 1994)

    Name                 Age        Position

John Trimble             64          President/Director
J. Evelyn Sandifur       81          Vice President/Director
Philip Sandifur          23          Vice President/Director
Tom Turner               44          Secretary/Treasurer/Director
Ernest Jurdana           50          Chief Financial Officer

     John Trimble was elected President on September 28, 1994. He has been an employee of Metropolitan since 1980. From 1980-1985 he served as a loan officer for Metropolitan. From 1985-1994, he was an officer of Metropolitan. From 1985, to the present, he has been a member of the Receivable Evaluation Committee.

     J. Evelyn Sandifur is the wife of C. Paul Sandifur Sr., founder of Metropolitan Mortgage & Securities Co., Inc, and mother of C. Paul Sandifur Jr., who is the controlling shareholder of Metropolitan, and also the controlling shareholder of the parent company of Summit, National Summit Corp. She is not active in the day to day operations of Summit except to the extent necessary to carry out duties as Vice President and Director.

     Philip Sandifur is the son of C. Paul Sandifur Jr., who is the sole controlling shareholder of National Summit Corp., the parent company of Summit Securities and also the controlling shareholder of Metropolitan Mortgage & Securities Co., Inc. Philip graduated in 1993 from Santa Clara University receiving a BA in Business. He is not active in the day to day operations of Summit except to the extent necessary to carry out his duties as Vice President and Director.

     Tom Turner was elected Secretary/Treasurer of Summit on September 28, 1994. He has been an employee of Metropolitan since 1985, as a financial analyst. From 1983-1985, Mr. Turner was employed by Olsten Temporary Services. Prior to 1983, Mr. Turner was self-employed, principally doing business in the real estate industry.

     Ernest Jurdana joined Metropolitan as Chief Financial Officer in June of 1994. Since that date he has also been the Chief Financial Officer for Summit. From 1990 to June 1994 he was Senior Vice President and Chief Financial Officer for Continental Savings of America. Prior to that time, he was Senior Vice President for Financial Management with Washington Mutual Savings Bank where he served in various accounting and financial positions from 1966. He received a MBA designation from City University, and was licensed as a Certified Public Accountant in 1986.

     The directors of Summit are elected for one-year terms at annual shareholder meetings. The officers of Summit serve at the direction of the Board of Directors.

     Summit's officers and directors will continue to hold their respective positions with Metropolitan and do not anticipate that their responsibilities with Summit will involve a significant amount of time. They will, however, devote such time to the business and affairs of Summit as may be necessary for the proper discharge of their duties.

                      EXECUTIVE COMPENSATION

     The officers and directors do not receive any compensation for services rendered on behalf of Summit but they are entitled to reimbursement for any expenses incurred in the performance of such services. Such expenses include only items such as travel expense incurred for attendance at corporate meetings or other business. No such expenses have been incurred to date.
                          INDEMNIFICATION

     Summit's Articles of Incorporation provide for indemnification of Summit's directors, officers and employees for expenses and other amounts reasonably required to be paid in connection with any civil or criminal proceedings brought against such persons by reason of their service of or position with Summit unless it is adjudged in such proceedings that the person or persons are liable due to willful malfeasance, bad faith, gross negligence or reckless disregard of his duties in the conduct of his office. Such right of indemnification is not exclusive of any other rights that may be provided by contract of other agreement or provision of law.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Summit's officers, directors or controlling persons pursuant to the foregoing provisions, Summit has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                      PRINCIPAL SHAREHOLDERS

     The following table sets forth information with respect to the beneficial owners of more than five percent of Summit's voting stock as of September 30, 1994.

                            SHARES OF
NAME AND ADDRESS          COMMON STOCK     % OF CLASS
National Summit Corporation  10,000             100%
W. 929 Sprague Ave.,
Spokane, Washington

CERTAIN TRANSACTIONS

     Summit was originally organized as a wholly owned subsidiary of Metropolitan. On September 9, 1994, the controlling interest in Summit was acquired by National Summit Corp., a Delaware corporation which is wholly owned by C. Paul Sandifur, Jr. The change in control was made pursuant to a reorganization wherein Summit redeemed all the common shares held by its former parent company, Metropolitan, which consisted of 100% of the outstanding common stock of Summit. Contemporaneously with this redemption, Summit issued 10,000 shares of common stock to National Summit Corp., a Delaware Corporation, for $100,000. In addition, various investors in Metropolitan's common and preferred stock, including members of Mr. Sandifur's immediate family acquired 30,224 shares of Summit's Preferred Stock Series S-1 for $100 per share in exchange for preferred and common shares of Metropolitan with a value of approximately $3 million dollars. Following this sale, Metropolitan will continue to provide, for a fee, principally all the manangement services to Summit. See "BUSINESS-RECEIVABLE INVESTMENTS."

     Mr. Sandifur holds effective control of Metropolitan. Prior to the sale, Mr. Sandifur held effective control of Summit through Metropolitan. Following the sale, Mr. Sandifur holds effective control of Summit through National Summit.

     Prior to the sale, the officers and directors of Summit, were also officers or directors of Metropolitan and/or its affiliates. Contemporaneously with the sale, the officers and directors resigned and new officers and directors were elected. The newly elected officers and directors are employees of Metropolitan but not officers or directors of Metropolitan or any of its subsidiaries.

     Summit considered the sale to be in its best interest due to regulatory considerations and other business considerations. The regulatory considerations include the impact of regulations imposed upon Metropolitan by its state of domicile. In the opinion of management these regulations penalized Summit in its prior corporate structure.

     On December 15, 1994, Metropolitan and Summit entered into an understanding that on January 31, 1995 Metropolitan Investment Securities (MIS) would be sold to Summit. MIS is a limited-purpose broker dealer and the exclusive broker/dealer for the securities sold by Metropolitan and Summit. It is not anticipated that this sale will materially affect the business of MIS. See "CERTAIN INVESTMENT CONSIDERATIONS-RISK FACTORS." Also on December 15, 1994, Metropolitan and Summit entered into an understanding that on January 31, 1995, Metropolitan would discontinue its property development division, which consists of a group of employees experienced in real estate development. On the same date, Summit will commenced the operation of a property development division employing those same individuals who had previously been employed by Metropolitan. Summit Property Development is negotiating an agreement with Metropolitan to provide property development services to Metropolitan. See "BUSINESS" & "CERTAIN INVESTMENT CONSIDERATIONS-RISK FACTORS."

     Metropolitan Investment Securities, Inc. (MIS) is a securities broker-dealer which is wholly-owned by Metropolitan. MIS is currently the exclusive selling agent for securities issued by Metropolitan and Summit. Summit has entered into Selling Agreements with MIS to provide for the sale of the Certificates and Preferred Stock pursuant to which MIS will be paid commissions ranging from .25% to 6% of the investment amount in each transaction. During the fiscal year ended September 30, 1994, Summit paid or accrued commissions to MIS in the amount of $299,748 upon the sale of $10,539,684 of Certificates and commissions of $7,552 upon the sale of $149,512 of preferred stock. MIS also maintains, on behalf of Summit, certain investor files and information pertaining to investments in Summit's Certificates.

     Transactions between Metropolitan and Summit take place in the normal course of Summit's business. Such transactions include rental of office space, provision of administrative and data processing support, accounting and legal services and similar matters. Receivable acquisition and servicing agreements have been entered into between Summit and Metropolitan and are summarized under "Business". See Also "CERTAIN INVESTMENT CONSIDERATIONS-RISK FACTORS" & Note 9 to Consolidated Financial Statements, for additional information. Summit believes that such transactions are and will continue to be made on terms at least as favorable as could be obtained from non-affiliated parties.

Contemplated Purchase of Old Standard Life Insurance Co.

     Summit is currently negotiating the acquisition of Old Standard Life Insurance (Old Standard) from Summit's former parent company, Metropolitan. It is currently anticipated that this sale will occur during the first quarter of calendar 1995. The purchase price is currently estimated at $2.6 million, the approximate net book value of Old Standard, with future contingency payments based on the earnings of Old Standard. See Note 1 to Pro Forma Financial Statements of Summit and Old Standard. The final purchase price will be established based upon an actuarial valuation of Old Standard.
The source of funds will be cash or cash equivalents transferred from Summit to Metropolitan in exchange for all the common stock of Old Standard.

     Metropolitan and Summit are currently negotiating whether the purchase of Old Standard will be a direct purchase by Summit, or purchased through a new subsidiary of Summit which subsidiary would operate initially as an insurance holding company. This determination is not anticipated to materially impact the purchase price or operations of Summit.

     Old Standard is engaged in the business of acquiring Receivables using funds derived from the sale of annuities, and funds derived from Receivable cash flows. Old Standard was a sister corporation of Summit when both companies were subsidiaries of Metropolitan. Metropolitan and its subsidiaries provide substantially all of Old Standard's Receivable management and servicing support through a Management, Receivable Acquisition and Servicing Agreement, which agreement functions substantially similar to the Management, Receivable Acquisitions and Servicing Agreement between Metropolitan and Summit. See "RECEIVABLE INVESTMENTS".

     For pro forma financial data related to this proposed transaction See "Selected Financial Data, and Financial Statements of Summit and Old Standard, and Pro Forma Financial Statements and related footnotes thereto.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 1994, 1993 AND 1992

Summit Securities, Inc. and Subsidiary:

Historical:
  Reports of Independent Certified
    Public Accountants................................

  Consolidated Balance Sheets.........................

  Consolidated Statements of Income...................

  Consolidated Statements of Stockholders' Equity.....

  Consolidated Statements of Cash Flows...............

  Notes to Consolidated Financial Statements..........

Pro Forma  Unaudited Financial Statements:
  Condensed Consolidated Balance Sheet...............

  Condensed Consolidated Statementof Income.........

  Notes to Condensed Consolidated Balance Sheet
    and Statement of Income...........................

Old Standard Life Insurance Company Historical
  Financial Statements:

  Reports of Independent Certified Public
    Accountants.......................................

  Balance Sheets......................................

  Statements of Income................................

  Statements of Stockholder's Equity..................

  Statements of Cash Flows............................

  Notes to Financial Statements.......................

                 REPORT OF INDEPENDENT ACCOUNTANTS



The Directors and Stockholders
Summit Securities, Inc.



     We have audited the accompanying consolidated balance sheets of Summit Securities, Inc. and subsidiary as of September 30, 1994 and 1993, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Summit Securities, Inc. and subsidiary as of September 30, 1994 and 1993 and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

     As discussed in Note 1, the Company changed its methods of accounting for repossessed real property and income taxes in 1993.


                              /s/ Coopers & Lybrand L.L.P.

                              COOPERS & LYBRAND L.L.P.




Spokane, Washington
November 21, 1994, except for
  Note 9 as to which the date is
  December 15, 1994

        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Board of Directors of
Summit Securities, Inc.



We have audited the accompanying statements of income, stockholders' equity and cash flows of Summit Securities, Inc. (a wholly-owned subsidiary of Metropolitan Mortgage & Securities Co., Inc.) for the year ended September 30, 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows for the year ended September 30, 1992 of Summit Securities, Inc. in conformity with generally accepted accounting principles.


                              /s/ BDO Seidman

                              BDO SEIDMAN



Spokane, Washington
December 7, 1992

              SUMMIT SECURITIES, INC. AND SUBSIDIARY

                    CONSOLIDATED BALANCE SHEETS
                    September 30, 1994 and 1993
                           ____________

        ASSETS                             1994          1993
                                          ______        ______
Cash and cash equivalents               $ 3,608,764   $ 3,594,472
Investments in affiliated company         3,022,425
 (Note 3)
Real estate contracts and mortgage
 notes receivable, net
 (Notes 2, 4 and 9)                      27,282,991    19,527,225
Real estate held for sale (Note 4)          452,700        60,816
Deferred costs (Note 6)                     705,994       524,376
Advances to parent and affiliated
 companies (Note 9)                                     1,710,743
Other assets                                 29,114        23,973
                                        -----------   -----------
 Total assets                           $35,101,988   $25,441,605
                                        ===========   ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
 Investment certificates and accrued
   interest (Note 5)                    $31,092,830   $21,959,425
 Debt payable (Note 4)                      119,888        22,653
 Accounts payable and accrued expenses
   (Note 9)                                 416,262        49,353
 Deferred income taxes (Note 7)             151,778       222,150
                                        -----------   -----------
 Total liabilities                       31,780,758    22,253,581
                                        -----------   -----------
Stockholders' equity (Note 8):
 Preferred stock, $10 par (liquidation
   preference $3,171,940)                   317,194
 Common stock, $10 par                      100,000       200,000
 Additional paid-in capital               1,454,063     1,800,000
 Retained earnings                        1,449,973     1,188,024
                                        -----------   -----------
 Total stockholders' equity               3,321,230     3,188,024
                                        -----------   -----------
 Total liabilities and
   stockholders' equity                 $35,101,988   $25,441,605
                                        ===========   ===========

              The accompanying notes are an integral
          part of the consolidated financial statements.

              SUMMIT SECURITIES, INC. AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF INCOME
       For the Years Ended September 30, 1994, 1993 and 1992
                           ____________

                                1994         1993         1992
                             __________   __________   __________
Revenues:
 Interest on receivables    $2,422,484   $1,938,206    $1,319,825
 Dividends (Note 9)                                      366,935
 Earned discount on receivables373,003     428,482       542,047
 Other investment interest    275,180      120,998        87,447
 Real estate sales             88,000      280,500       103,000
 Realized net gains on sales
   of investment securities     4,252        4,724
 Realized net gains on sales
   of receivables             171,756
 Other income               60,677       42,714        16,589
                            ---------    ---------     ---------
 Total revenues             3,395,352    2,815,624     2,435,843
                            ---------    ---------     ---------
Expenses:
 Interest expense           2,527,945    1,792,059     1,390,968
 Cost of real estate sold      75,656      298,900       108,256
 Provision for losses on
   real estate assets         155,042       51,012        18,762
 Operating expenses (Note 9)  231,423      244,595       178,273
                            ---------    ---------     ---------
     Total expenses         2,990,066    2,386,566     1,696,259
                            ---------    ---------     ---------
Income before income taxes and
 extraordinary item           405,286      429,058       739,584
Income tax provision (Note 7)(140,407)    (145,951)     (127,989)
                            ---------    ---------     ---------
Income before extraordinary item264,879    283,107       611,595

Extraordinary item - utilization
 of net operating loss
 carryforwards (Note 7)                                   49,772
                            ---------    ---------     ---------
Net income                    264,879      283,107       661,367
Preferred stock dividends      (2,930)
                            ---------    ---------     ---------
Income applicable to common
 stockholders$              261,949 $    283,107 $     661,367
                            =========    =========     =========

Net income per common share:
 Before extraordinary item  $   13.47    $   14.15     $   30.58
 Extraordinary item                                         2.49
                            ---------    ---------     ---------
Net income per common share $   13.47    $   14.15     $   33.07
                            =========    =========     =========
Weighted average number of
 shares of common stock
 outstanding                19,445       20,000        20,000
                            =========    =========     =========

              The accompanying notes are an integral
          part of the consolidated financial statements.

              SUMMIT SECURITIES, INC. AND SUBSIDIARY

          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
       For the Years Ended September 30, 1994, 1993 and 1992
                           ____________

                                          Additional
                         PreferredCommon    Paid-In   Retained
                          Stock   Stock     Capital   Earnings    Total
                          ______ _______  __________  _________   _____
Balance, October 1, 1991       $200,000 $1,800,000 $  243,550 $2,243,550
Net income                                            661,367    661,367
                       ---------------- ---------- ---------- ----------
Balance, September 30, 1992     200,000  1,800,000    904,917  2,904,917
Net income                                            283,107    283,107
                       ---------------- ---------- ---------- ----------
Balance, September 30, 1993     200,000  1,800,000  1,188,024  3,188,024
Net income                                            264,879    264,879
Cash dividends on preferred
 stock (variable rate)                                 (2,930)    (2,930)
Common stock redeemed and
 retired (20,000 shares)
 (Note 1)                      (200,000)(3,400,000)           (3,600,000)
Sale of common stock
 (10,000 shares)
 (Note 1)                       100,000                          100,000
Sale of variable rate
 preferred stock, net
 of offering costs
 (1,495 shares)         $14,952            127,008               141,960
Issuance of variable rate
 preferred stock
 (30,224 shares)
 (Note 1)               302,242          2,720,183             3,022,425
Income tax benefit
 associated with
 disaffiliation
 (Note 1)                                  206,872               206,872
                       ---------------- ---------- ---------- ----------

Balance, September 30, 1994$317,194$100,000$1,454,063$1,449,973$3,321,230

                       ================  ==================== ==========

              The accompanying notes are an integral
          part of the consolidated financial statements.

              SUMMIT SECURITIES, INC. AND SUBSIDIARY

               CONSOLIDATED STATEMENTS OF CASH FLOWS
       For the Years Ended September 30, 1994, 1993 and 1992
                           ____________

                                 1994          1993        1992
                                ______        ______      ______
Operating activities:
 Net income$264,879          $ 283,107   $  661,367
 Adjustments to reconcile net
   income to net cash provided
   by operating activities:
     Proceeds from sale of
      trading securities    20,077,343    2,052,187
     Purchase of trading
      securities           (20,073,050)  (2,047,812)
     Gain on sale of investment
      securities                (4,252)      (4,724)
     Gain on sale of receivables(171,756)
     (Gain) loss on sale of
      real estate              (12,344)      18,400        5,256
     Provision for losses on
      real estate assets       155,042       51,012       18,762
     Amortization of deferred
      costs                    262,484      151,763      144,647
     Deferred income tax
      provision                136,500      145,951       76,300
     Changes in:
      Compound and accrued
        interest on investment
        certificates
        and debt payable     1,229,371      955,322      689,014
      Accrued interest
        receivable             107,423     (175,460)    (153,709)
      Other                    312,110        7,383      (19,054)
                            ----------   ----------  -----------
 Net cash provided by
   operating activities      2,283,750    1,437,129    1,422,583
                            ----------   ----------   ----------
Investing activities:
 Advances to parent and
   affiliated companies                  (1,710,743)
 Collection of advances to
   parent and affiliated
   companies                 1,710,743                 471,383
 Principal payments on real
   estate contracts and
   and mortgage notes receivable1,829,515 4,039,074    2,245,740
 Purchases of real estate
   contracts and mortgage
   notes receivable        (20,177,705) (15,667,120)  (5,274,528)
 Proceeds from real estate sales 6,200       75,008        6,283
 Additions to real estate held (82,135)     (24,155)      (8,400)
 Proceeds from sale of
   receivables              10,393,131    4,044,423
                            ----------   ----------    -----------
 Net cash used in
   investing activities     (6,320,251)  (9,243,513)  (2,559,522)
                            __________   __________  ___________

              SUMMIT SECURITIES, INC. AND SUBSIDIARY

       For the Years Ended September 30, 1994, 1993 and 1992
                           ____________

                                 1994          1993        1992
                                ______        ______      ______
Financing activities:
 Repayment of amounts due to
   parent company                         $(400,365)
 Borrowings from parent company                        $ 400,365
 Proceeds from investment
   certificates              $10,539,684  9,677,843    5,864,051
 Repayments of investment
   certificates             (2,635,649)  (2,300,088)    (903,226)
 Repayments to banks and others(48,170)    (890,247)     (99,182)
 Debt issuance costs          (444,102)    (333,489)    (240,490)
 Issuance of preferred stock   141,960
 Issuance of common stock      100,000
 Redemption and retirement
   of common stock          (3,600,000)
 Dividends paid on preferred
   stock                        (2,930)
                            ----------   ----------    ---------
Net cash provided by
 financing activities        4,050,793    5,753,654    5,021,518
                            ----------   ----------    ---------
Net increase (decrease) in
 cash and cash
   equivalents                  14,292   (2,052,730)   3,884,579

Cash and cash equivalents,
 beginning of year           3,594,472    5,647,202    1,762,623
                            ----------   ----------   ----------
Cash and cash equivalents,
 end of year                 $3,608,764   $3,594,472   $5,647,202
                            ==========   ==========   ==========

See Note 10 for supplemental cash flow information.

              The accompanying notes are an integral
          part of the consolidated financial statements.

              SUMMIT SECURITIES, INC. AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           ____________

1.  Summary of Accounting Policies

      Business and Reorganization

      Summit Securities, Inc., d/b/a National Summit Securities, Inc. in the states of New York and Ohio ("Summit" or "the Company"), was incorporated on July 25, 1990. Prior to September 9, 1994, Summit was a wholly-owned subsidiary of Metropolitan Mortgage & Securities Co., Inc. ("Metropolitan"). On September 9, 1994, the controlling interest in Summit was acquired by National Summit Corp., a Delaware corporation which is wholly-owned by C. Paul Sandifur, Jr. The change in control was made pursuant to a reorganization wherein Summit redeemed all the common shares held by its former parent company, Metropolitan, which consisted of 100% of the outstanding common stock of Summit for $3,600,000 cash, which approximated the net book value of Summit at the transaction date. Contemporaneously with this redemption, Summit issued 10,000 shares of common stock to National Summit Corp. for $100,000 cash. In addition, various investors holding Metropolitan's common and preferred stock, including members of Mr. Sandifur's immediate family, acquired 30,224 shares of Summit's preferred stock Series S-1 for $100 per share in exchange for preferred and common shares of Metropolitan. The preferred shares issued for the Metropolitan shares were recorded at their face value which approximated recent issuances to unrelated parties. The face value of the preferred shares approximates fair value due to the variable dividend rate associated with such shares (see Note 3).

      Metropolitan is effectively controlled by C. Paul Sandifur, Jr. through his common stock ownership and voting control. National Summit Corp. is wholly-owned by C. Paul Sandifur, Jr. through ownership of 100% of the voting stock. National Summit Corp. did not have any operations or activities other than the acquisition of Summit. The consolidated financial statements include the accounts of Summit and its wholly-owned subsidiary, Summit Property Development, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

      Summit purchases contracts and mortgage notes collateralized by real estate, with funds generated from the public issuance of debt securities in the form of investment certificates, cash flow from receivables and sales of real estate.

              SUMMIT SECURITIES, INC. AND SUBSIDIARY

                           ____________

1.  Summary of Accounting Policies, Continued

      Cash and Cash Equivalents

      For purposes of balance sheet classification and the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents. Cash includes all balances on hand and on deposit in banks and financial institutions. The Company periodically evaluates the credit quality of its financial institutions. Substantially all cash and cash equivalents are on deposit with one financial institution and balances periodically exceed the FDIC insurance limit.

      Investments in Affiliated Companies

      Investments in equity securities of Metropolitan are carried at cost, which approximates market.

      Real Estate Contracts and Mortgage Notes Receivable

      Real estate contracts and mortgage notes held for investment purposes are carried at amortized cost. Discounts originating at the time of purchase, net of capitalized acquisition costs, are amortized using the level yield (interest) method. For contracts acquired after September 30, 1992, net purchase discounts are amortized on an individual contract basis using the level yield method over the remaining contractual term of the contract. For contracts acquired before October 1, 1992, the Company accounts for its portfolio of discounted loans using anticipated prepayment patterns to apply the level yield (interest) method of amortizing discounts. Discounted contracts are pooled by the fiscal year of purchase and by similar contract types. The amortization period, which is approximately 78 months, estimates a constant prepayment rate of 10-12 percent per year and scheduled payments, which is consistent with the Company's prior experience with similar loans and the Company's expectations.

      In May 1993, Statement of Financial Accounting Standards
      No. 114 (SFAS No. 114), "Accounting by Creditors for Impairment of a Loan," was issued. SFAS No. 114 requires that certain impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral. The Company is required to adopt this new standard by October 1, 1995. The Company does not anticipate that the adoption of SFAS No. 114 will have a material effect on the financial statements.

              SUMMIT SECURITIES, INC. AND SUBSIDIARY

                           ____________

1.  Summary of Accounting Policies, Continued

      Real Estate Held for Sale

      Real estate is valued at the lower of cost or market. The Company principally acquires real estate through foreclosure or forfeiture. Cost is determined by the purchase price of the real estate or, for real estate acquired by foreclosure, at the lower of (a) the fair value of the property at the date of foreclosure less estimated selling costs, or (b) cost (unpaid contract carrying value). Periodically, the Company reviews its carrying values of real estate held for sale by obtaining new or updated appraisals, and adjusts its carrying values to the lower of cost or net realizable value, as necessary.

      Profit on sales of real estate is recognized when the buyers' initial and continuing investment is adequate to demonstrate that (1) a commitment to fulfill the terms of the transaction exists, (2) collectibility of the remaining sales price due is reasonably assured, and (3) the Company maintains no continuing involvement or obligation in relation to the property sold and transfers all the risks and rewards of ownership to the buyer.

      In April 1992, the Accounting Standards Division of the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 92-3, "Accounting for Foreclosed Assets," which provides guidance on determining the accounting treatment of foreclosed assets. SOP 92-3 requires that foreclosed assets be carried at the lower of (a) fair value minus estimated costs to sell, or (b) cost. The Company applied the provisions of SOP 92-3 effective October 1, 1992. The application of SOP 92-3, estimated to be approximately $10,000 before the application of related income taxes, is included in continuing operations for the year ended
      September 30, 1993.

              SUMMIT SECURITIES, INC. AND SUBSIDIARY

                           ____________

1.  Summary of Accounting Policies, Continued

      Allowance for Losses on Real Estate Assets

      The established allowances for losses on real estate assets include amounts for estimated probable losses on both real estate held for sale and real estate contracts and mortgage notes receivable. Specific allowances are established for all delinquent contract receivables with net carrying values in excess of $100,000. Additionally, the Company establishes general allowances, based on prior delinquency and loss experience, for currently performing receivables and smaller delinquent receivables. Allowances for losses are determined on the net carrying values of the contracts, including accrued interest. Accordingly, the Company continues interest accruals on delinquent loans until foreclosure, unless the principal and accrued interest on the loan exceed the fair value of the collateral, net of estimated selling costs. The Company obtains new or updated appraisals on appropriate delinquent receivables, and adjusts the allowance for losses as necessary, such that the net carrying value does not exceed net realizable value.

      Deferred Costs

      Commission and other expenses incurred in connection with the registration and public offering of investment certificates are capitalized and amortized using the interest method over the estimated life of the related investment certificates, which range from 6 months to 5 years.

              SUMMIT SECURITIES, INC. AND SUBSIDIARY

                           ____________

1.  Summary of Accounting Policies, Continued

      Income Taxes

      The Company was included in the group of companies which file a consolidated income tax return with Metropolitan, its former parent through September 9, 1994. Subsequent to that date, the Company is included in the group of companies which file a consolidated income tax return with National Summit Corp. The Company is allocated a current and deferred tax provision from Metropolitan or National Summit Corp. as if the Company filed a separate tax return. Effective October 1, 1992, Metropolitan adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). Under this method, deferred tax liabilities and assets are determined on temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. There was no effect on the Company's financial statements of adopting SFAS No. 109. In 1992, Metropolitan and the Company accounted for income taxes as required by Accounting Principles Board Opinion No. 11. In association with the disaffiliation with Metropolitan in 1994, the Company received certain income tax benefits, principally associated with the allocation of the Metropolitan consolidated group's net operating loss carryforwards and reduction in amounts payable to Metropolitan, which resulted in a reduction of deferred taxes of approximately $207,000. This benefit has been recorded as additional paid-in capital due to the affiliation between Metropolitan and the Company.

      Financial Instruments

      In December 1991, Statement of Financial Accounting Standards No. 107 (SFAS No. 107), "Disclosures about Fair Value of Financial Instruments," was issued. SFAS No. 107 requires disclosures of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. SFAS
      No. 107 is effective for financial statements issued for fiscal years ending after December 31, 1995 (Summit's fiscal year ending September 30, 1996) for entities with less than $150 million in total assets. This pronouncement does not change any requirements for recognition, measurement or classification of financial instruments in the Company's financial statements.

              SUMMIT SECURITIES, INC. AND SUBSIDIARY

                           ____________

1.  Summary of Accounting Policies, Continued

      Reclassifications

      Certain amounts in the 1993 and 1992 financial statements have been reclassified to conform with the current year's presentation. These reclassifications had no effect on net income or retained earnings as previously reported.


2.  Real Estate Contracts and Mortgage Notes Receivable

    Real estate contracts and mortgage notes receivable include mortgages collateralized by property located throughout the United States. At September 30, 1994, the Company held first position liens associated with contracts and mortgage notes receivable with a face value of approximately $21,900,000 and second position liens of approximately $6,500,000.
    Approximately 22% of the face value of the Company's real estate contracts and mortgage notes receivable are collateralized by property located in the Southwest (Texas and New Mexico), approximately 18% by property located in the Pacific Southwest (California, Nevada and Arizona), approximately 16% by property located in the Pacific Northwest (Washington, Idaho, Montana and Oregon) and approximately 14% by property located in the Southeast (Florida, Georgia, North Carolina and South Carolina).

    Contracts totaling approximately $6,000,000 which were collateralized by property in Hawaii were purchased from a Metropolitan affiliated company during fiscal 1993. At September 30, 1993, approximately $5,500,000 of these contracts were outstanding. These contracts relate to the sale of timeshare units in a condominium resort development which is owned by a Metropolitan affiliated company. On February 18, 1994, the Company sold its remaining timeshare contracts at their carrying values to Metropolitan.

    The face value of the Company's real estate contracts and mortgage notes receivable as of September 30, 1994 and 1993 are grouped by the following dollar ranges:

                            1994             1995
 Under $15,001          $ 1,262,236      $ 5,210,788
 $15,001 to $40,000      10,555,623        7,649,859
 $40,001 to $80,000       9,970,820        4,609,278
 $80,001 to $150,000      4,684,026        2,324,242
 Greater that $150,000    1,931,873          907,576
                        -----------      -----------
                        $28,404,578      $20,701,743
                        ===========      ===========

              SUMMIT SECURITIES, INC. AND SUBSIDIARY

                           ____________

2.   Real Estate Contracts and Mortgage Notes Receivable, Continued

     Contractual interest rates on the face value of the Company's real estate contracts and mortgage notes receivable as of September 30, 1994 and 1993 are as follows:


Less than 8.00%                  $3,072,262           1,433,022
 8.00% to 8.99%                   3,682,307           1,664,066
 9.00% to 9.99%                   6,489,889           3,232,543
 10.00% to 10.99%                10,242,985           6,342,842
 11.00% to 11.99%                 2,868,603           1,799,826
 12.00% to 12.99%                 1,533,520           2,189,840
 13% or higher                      515,012           4,039,604
                                -----------         -----------
                                $28,404,578         $20,701,743
                                 ===========         ===========

 The weighted average contractual interest rate on these receivables at September 30, 1994 is approximately 10%. Maturity dates range from 1994 to 2024. The constant effective yield on contracts purchased in fiscal 1994 and 1993 was approximately 11.5% and 12%, respectively.

              SUMMIT SECURITIES, INC. AND SUBSIDIARY

                           ____________

2.  Real Estate Contracts and Mortgage Notes Receivable, Continued

 The following is a reconciliation of the face value of the real estate contracts and mortgage notes receivable to the Company's carrying value at September 30, 1994 and 1993:

                                          1994           1993
                                         ______         ______
      Face value of discounted
        receivables                  $21,931,395    $14,416,037
      Face value of originated and
        non-discounted receivables     6,473,183      6,285,706
      Unrealized discounts, net
        of unamortized acquisition
        costs                         (1,337,365)    (1,076,488)
      Allowance for losses              (250,572)       (96,654)
      Performance holdback on
        receivable purchase                            (600,000)
      Accrued interest receivable        466,350        598,624
                                    ------------   ------------
      Carrying value                 $27,282,991    $19,527,225
                                    ============   ============

    The principal amount of receivables with required principal or interest payments being in arrears for more than three months was approximately $1,085,000 and $1,662,000 at September 30, 1994 and 1993, respectively. Included in the amount for September 30, 1993 was approximately $680,000 of delinquent contracts purchased from an affiliate during 1993. The Company had a performance holdback of $600,000 to cover any losses related to certain timeshare unit contracts, including these delinquent contracts. On February 18, 1994, the Company sold the remaining timeshare receivables, related to the holdback provisions, at their carrying value to Metropolitan. During the year ended September 30, 1994, the Company sold approximately $10,400,000 of receivables without recourse and recognized a gain of approximately $172,000.

              SUMMIT SECURITIES, INC. AND SUBSIDIARY

                           ____________

2.  Real Estate Contracts and Mortgage Notes Receivable, Continued

    Aggregate amounts of receivables (face amount) expected to be received, based upon prepayment patterns, are as follows:

     Fiscal year ending
        September 30,
        _____________
            1995                                     $ 2,835,000
            1996                                       2,708,000
            1997                                       2,591,000
            1998                                       2,483,000
            1999                                       2,382,000
         Thereafter                                   15,405,578
                                                     -----------
            Total                                    $28,404,578
                                                     ===========

3.  Investments in Affiliated Companies

    At September 30, 1994, the Company owns the following preferred and common shares of Metropolitan:

                                                        Cost and
        Type                              Number        Carrying
      of Shares                         of Shares        Value
      _________                         _________        _______

      Class A common                            9    $   420,205
      Preferred:
        Series C                          116,094      1,160,942
        Series D                           24,328        243,278
        Series E-1                        105,800      1,058,000
        Series E-4                          1,400        140,000
                                                       ---------
                                                     $ 3,022,425
                                                      ==========

    Class A common stock is the only voting class of Metropolitan's stock. Class A common stock is junior to Class B common stock as to liquidation preference. At September 30, 1994, Summit owned 7.12% of the outstanding Class A common stock.

              SUMMIT SECURITIES, INC. AND SUBSIDIARY

                           ____________

3.  Investments in Affiliated Companies, Continued

    The preferred stock have a par value of $10 per share and have liquidation preferences equal to their issue price. They are non-voting and are senior to the common shares as to dividends. Dividends are cumulative and at variable rates; however, dividends shall be no less than 6% or greater than 14% per anum. At September 30, 1994, the preferred Series C, D and E-1 had dividend rates of 8.612%. The preferred Series E-4 had a dividend rate of 9.112%. Neither the common or preferred shares are traded in a public market; however, the preferred stock trades at face value on a trading list maintained by Metropolitan.

4.  Debt Payable

    At September 30, 1994 and 1993, debt payable consists of:

                                          1994           1993
                                         ______         ______
      Real estate contracts and
        mortgage notes payable,
        interest rates ranging
        from 7% to 10%, due in
        installments through 2018,
        collateralized by senior
        liens on certain of the
        Company's real estate
        contracts, mortgage notes
        and real estate held for sale  $  119,573     $   22,653
      Accrued interest payable                315
                                        ---------      ---------
                                       $  119,888     $   22,653
                                        =========      =========



              SUMMIT SECURITIES, INC. AND SUBSIDIARY

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
                           ____________

4.  Debt Payable, Continued

    Aggregate amounts of principal payments due on debt payable at September 30, 1994 are as follows:

     Fiscal year ending
        September 30,
        _____________
            1995                                      $   10,522
            1996                                          10,656
            1997                                          11,574
            1998                                          12,572
            1999                                          11,799
         Thereafter                                       62,765
                                                       ---------
            Total                                     $  119,888
                                                       =========

5.  Investment Certificates

    At September 30, 1994 and 1993, investment certificates consist of:

       Annual
      Interest   Principally
        Rates    Maturing In           1994            1993
      ________   ___________          ______          ______
      6% to 7%      1995, 1996
                    and 1997       $ 1,732,000    $ 1,265,000
      7% to 8%      1995 and
                    1996             1,083,000      1,018,000
      8% to 9%      1998 and
                    1999            15,808,000      7,947,000
      9% to 10%     1995, 1996
                    and 1997         3,202,000      3,624,000
      10% to 11%    1996             6,161,535      6,228,501
                                   -----------    -----------
                                    27,986,535     20,082,501
      Compound
        and accrued
        interest                     3,106,295      1,876,924
                                   -----------    -----------
      Total                        $31,092,830    $21,959,425
                                   ===========    ===========



                      SUMMIT SECURITIES, INC.

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
                           ____________

5.  Investment Certificates, Continued

    The weighted average interest rate on outstanding investment certificates at September 30, 1994 and 1993 was approximately
    8.8% and 9.1%, respectively.

    Investment certificates and compound and accrued interest at September 30, 1994 mature as follows:

      Fiscal year ending
         September 30,
         _____________
             1995                                   $  2,559,000
             1996                                      8,466,000
             1997                                      4,036,000
             1998                                      8,241,000
             1999                                      7,468,000
          Thereafter                                     322,830
                                                     -----------
             Total                                  $ 31,092,830
                                                     ===========

6.  Deferred Costs

    An analysis of unamortized commissions and other capitalized expenses incurred in connection with the sale of investment certificates for the years ended September 30, 1994 and 1993 is as follows:

                                             1994        1993
                                            ______      ______
      Balance at the beginning of
        the year                         $524,376     $342,650
      Deferred during the year:
        Commissions                       299,748      276,060
        Other expenses                    144,354       57,429
                                         --------     --------
      Total deferred costs                968,478      676,139

      Amortized during the year          (262,484)    (151,763)
                                         --------     --------
      Balance at the end of the year     $705,994      524,376
                                         ========     ========


              SUMMIT SECURITIES, INC. AND SUBSIDIARY

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
                           ____________

7.  Income Taxes

    The tax effect of the primary temporary differences giving rise to the Company's deferred tax assets and liabilities as of September 30, 1994 and 1993 is as follows:



       1994                                 Asset       Liability
                                           _______      _________
      Management fee payable              $ 20,400
      Allowance for losses on real
        estate                            $ 17,102
      Allowance for losses on
        receivables                         86,573
      Deferred acquisition costs                       $ 619,716
      Net operating loss carryforwards     343,863
                                          --------      --------
      Total deferred income taxes         $467,938     $ 619,716
                                          ========      ========

      1993                                   Asset     Liability
                                           _______     _________
      Allowance for losses on real
        estate                            $  2,277
      Allowance for losses on
        receivables                         32,862
      Deferred acquisition costs                       $ 481,472
      Net operating loss carryforwards     224,183
                                          --------      --------
      Total deferred income taxes         $259,322     $ 481,472
                                          ========      ========

    No valuation allowance has been established to reduce the deferred tax assets, as it is more likely than not that these assets will be realized due to the future reversals of existing taxable temporary differences. As of September 30, 1994, the Company's net operating loss carryforwards of approximately $1,011,000 expire in 2006.

              SUMMIT SECURITIES, INC. AND SUBSIDIARY

                           ____________

7.  Income Taxes, Continued

    The provision for income taxes is computed by applying the statutory federal income tax rate to income before income taxes as follows:

                                    1994       1993         1992
                                   ______     ______       ______
      Federal income tax at
        statutory rate        $ 137,797    $ 145,880   $ 251,458
      Affiliate corporate
        dividend received
        deduction                                       (124,758)
      Other                       2,610           71       1,289
                               --------    ---------    --------
      Income tax provision    $ 140,407    $ 145,951   $ 127,989
                               ========    =========    ========
    The components of the provision for income taxes are as follows:
                                    1994       1993         1992
                                   ______     ______       ______
      Current                    $  3,907                $  1,917
      Deferred                    136,500   $  145,951    126,072
                                 --------    ---------  ---------
                                 $140,407   $  145,951   $127,989
                                 ========    =========   ========



              SUMMIT SECURITIES, INC. AND SUBSIDIARY

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
                           ____________

7.  Income Taxes, Continued


    The deferred provision for income taxes for each of the fiscal years ended September 30, 1994, 1993 and 1992 results from the following:
                                    1994       1993         1992
                                   ______     ______       ______
      Earned discounts           $   938    $  69,081  $ 200,532
      Contract acquisition
        costs                    130,225       15,400     52,342
      Allowance for losses       (68,536)     (13,976)    (3,127)
      Accrued management fees    (20,400)
      Net operating losses used
        to reduce deferred tax
        credits                                         (123,675)
      Realization of net
        operating loss
        carryforward to
        reduce current
        taxes payable             94,273       75,446
                                --------     --------   --------
                                 $136,500   $ 145,951  $ 126,072
                                ========     ========   ========

    During the year ended September 30, 1992, the Company recognized an extraordinary credit of $49,772 by the utilization of net operating loss carryforwards of approximately $146,000.

              SUMMIT SECURITIES, INC. AND SUBSIDIARY

                           ____________

8.  Stockholders' Equity

    A summary of preferred and common shares at September 30, 1994 and 1993 is as follows:

                                 Issued and Outstanding Shares
                                _________________________________
                                      1994              1993

                                     Authorized
                    Shares      Amount   Shares    Amount  Shares
                    __________ ________  ______   ________ ________

      Registered
        preferred
        stock,
        Series S-1    150,000 $ 317,194  31,719  $      --     --
                    =========  ========  ======   ======== ======

      Common stock  2,000,000 $ 100,000  10,000  $ 200,000 20,000
                    =========  ========  ======   ======== ======

    In addition to the shares above, the Company has authorized
    10,000,000 total shares of Series S preferred stock, of which 150,000 shares were registered at September 30, 1994.

    Series S-1 preferred stock is cumulative and the holders thereof are entitled to receive monthly dividends at an annual rate equal to the highest of the "Treasury Bill Rate," the "Ten Year Constant Maturity Rate" or the "Twenty Year Constant Maturity Rate" as defined in the Series S-1 offering prospectus determined immediately prior to declaration date. The board of directors may, at its sole option, declare a higher dividend rate; however, dividends shall be no less than 6% or greater than 14% per annum.

    Series S-1 preferred stock has a par value of $10 per share and was sold to the public at $100 per share. Series S-1 shares are callable at the sole option of the board of directors at $102 per share prior to January 1, 1995 and $100 per share thereafter.

    All preferred stock has liquidation preferences equal to their issue price, are non-voting and are senior to the common shares as to dividends. All preferred stock dividends are based upon the original issue price.

              SUMMIT SECURITIES, INC. AND SUBSIDIARY

                           ____________


9.  Related Party Transactions

    Through September 9, 1994, the date of disaffiliation, Summit received accounting, data processing, contract servicing and other administrative services from Metropolitan. Charges for these services were approximately $58,000 in fiscal 1994, $97,000 in fiscal 1993 and $50,000 in fiscal 1992 and were assessed based on the number of real estate contracts and mortgage notes receivable serviced by Metropolitan on Summit's behalf. Other indirect services provided by Metropolitan to Summit, such as management and regulatory compliance, were not directly charged to Summit.

    Management believes that this allocation is reasonable and results in the reimbursement to Metropolitan of all significant direct expenses incurred on behalf of Summit. Currently, management anticipates that Metropolitan will continue to supply these services in the future.

             SUMMIT SECURITIES, INC. AND SUBSIDIARIES

                           ____________

9.  Related Party Transactions, Continued

    Summit had the following related party transactions with Metropolitan and affiliates during fiscal years 1994, 1993 and 1992:

                                    1994       1993         1992
                                   ______     ______       ______
      Real estate contracts
        and mortgage notes
        receivable purchased
        through Metropolitan
        or affiliates         $ 19,495,714   $15,423,706 $4,792,398
      Contract acquisition
        costs charged to
        Summit on purchased
        real estate contracts
        and mortgage notes
        receivable, including
        management under-
        writing fees               681,991      243,414     347,021
                               -----------  -----------  ----------
      Total cost of real
        estate contracts
        and mortgage notes
        receivable
        purchased from
        Metropolitan          $ 20,177,705   $15,667,120 $5,139,419
                               ===========  ===========  ==========
      Real estate contracts
        and mortgage notes
        receivable sold to
        Metropolitan or
        affiliates            $ 10,122,544   $4,044,423
      Interest expense
        paid to parent and
        affiliated companies  $     11,684   $    6,000  $  243,306
      Commissions capitalized
        as deferred costs,
        paid to an affiliate
        on sale of investment
        certificates          $    299,748   $  276,060  $  168,089
      Commissions deducted
        from additional
        paid-in capital,
        paid to an affiliate
        on sale of preferred
        stock                 $      7,552
      Dividends received from
        Western United Life
        Assurance Company                                $  366,935

              SUMMIT SECURITIES, INC. AND SUBSIDIARY

                           ____________


9.  Related Party Transactions, Continued

    Advances to parent of $1,710,743 at September 30, 1993 represent advances to Metropolitan for the purchase of Summit's investments in real estate contracts and mortgage notes receivable.

    Advances due Metropolitan of $267,735 at September 30, 1994 represent real estate contracts and mortgage notes and related costs advanced by Metropolitan on behalf of Summit and are included in accounts payable.

    In December 1994, the Company reached an agreement with Metropolitan whereby it will acquire Metropolitan
    Investment Securities, Inc. (MIS) effective January 31,
    1995. Additionally, the Company is negotiating the purchase of Old Standard Life Insurance Company (Old
    Standard) from Metropolitan. Both MIS and Old Standard are wholly-owned subsidaries of Metropolitan.

10. Supplemental Disclosures for Statements of Cash Flows

    Supplemental information on interest and income taxes paid during the years ended September 30, 1994, 1993 and 1992 is as follows:

                                   1994        1993      1992
                                  ______      ______    ______
      Interest paid            $1,298,248   $ 836,737  $ 701,955
      Income taxes paid             3,907         101      1,917




              SUMMIT SECURITIES, INC. AND SUBSIDIARY

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
                           ____________

10. Supplemental Disclosures for Statements of Cash Flows, Continued

    Non-cash investing and financing activities of the Company during the years ended September 30, 1994, 1993 and 1992 are as follows:

                                  1994         1993       1992
                                 ______       ______     ______
      Assumption of other debt
        payable in conjunction
        with purchase of real
        estate contracts and
        mortgage notes
        receivable              $   81,451  $ 235,374  $  259,116
      Assumption of other debt
        payable in conjunction
        with acquisition of
        real estate held
        for sale                    63,650     14,225      28,769
      Transfer of investment in
        affiliate as full
        consideration for
        amount due on
        note payable to
        parent company                                  6,000,000
      Real estate held for sale
        acquired through
        foreclosure                437,448    276,573     194,856
      Loans to facilitate
        the sale of
        real estate                 81,800    205,492      96,717
      Exchange of Summit
        Securities, Inc.
        preferred stock
        as full consideration
        for Metropolitan
        preferred and
        common stock             3,022,425
      Additional paid-in
        capital resulting
        from income tax
        benefits associated
        with disaffiliation        206,872

  SUMMIT SECURITIES, INC. AND OLD STANDARD LIFE INSURANCE COMPANY
             PRO FORMA CONDENSED FINANCIAL STATEMENTS

     The following pro forma condensed consolidated balance sheet and income statement and related notes thereto reflect the purchase of all of the outstanding common stock of Old Standard Life Insurance Company by Summit Securities, Inc. Due to the entities being under common control, the business combination will be accounted for using the purchase method, but will retain the historical cost bases of the assets and liabilities of Old Standard Life Insurance Company.

               SUMMIT SECURITIES, INC. AND OLD STANDARD LIFE INSURANCE COMPANY
                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
                                     September 30, 1994



                                        Purchase of      Consolidation  Consolidation
                             Summit    Old Standard           of         Adjustments      Pro
                           Historical    Dr.(Cr.)        Old Standard     Dr.(Cr.)       Forma
                            ---------    ---------         ---------      ---------     -------
ASSETS
Cash and cash
  equivalents            $3,608,764  $(2,600,000) (a)   $5,829,278                  $6,838,042

Investments:
  Investments in
   affiliated
   company                3,022,425    2,600,000  (a)                 (2,600,000) (b)3,022,425
  Held-to-maturity
   securities, at
   amortized cost                                        9,283,204                   9,283,204
  Accrued interest on
   investments                                              52,557                      52,557

Real estate contracts
  and mortgage notes
  receivable, net        27,282,991                     28,916,961                  56,199,952
Real estate held
  for sale                  452,700                        447,413                     900,113
Deferred costs              705,994                      2,539,587                   3,245,581
Office equipment, net of
  accumulated depreciation                                  14,235                      14,235
Advances to affiliated
  companies                                                210,542                     210,542
Other assets                 29,114                        194,898                     224,012
                         ----------    ---------        ----------    ----------    ----------
Total Assets            $35,101,988   $        0       $47,488,675   $(2,600,000)  $79,990,663
                         ==========    =========        ==========    ==========    ==========


LIABILITIES AND STOCKHOLDERS'
EQUITY

Liabilities:
  Life insurance and
   annuity reserves                                    $43,396,028                 $43,396,028
  Investment certificates
   and accrued interest $31,092,830                                                 31,092,830
  Debt payable              119,888                         10,824                     130,712
  Accounts payable and
   accrued expenses         416,262                        515,179                     931,441
  Income taxes payable                                     254,435                     254,435
  Deferred income
   taxes                    151,778                        775,582                     927,360
                         ----------   ----------        ----------    ----------    ----------
Total Liabilities        31,780,758                     44,952,048                  76,732,806
                        -----------   ----------        ----------    ----------    ----------

Stockholders' equity:
  Preferred Stock,
   $10 par (liquidation
   preference
   $3,171,940)              317,194                                                    317,194
  Common stock,
   $10 par                  100,000                        400,000      (400,000) (b)  100,000
  Additional paid-in
   capital                1,454,063                        800,000      (800,000) (b)1,454,063
  Retained earnings       1,449,973                      1,352,986    (1,400,000) (b)1,402,959
  Net unrealized
   losses on investments,
   net of deferred income
   taxes                                                  (16,359)                     (16,359)
                         ----------   ----------        ----------    ----------    ----------
Total Stockholders'
  Equity                  3,321,230            0         2,536,627    (2,600,000)    3,257,857
                         ----------   ----------        ----------    ----------    ----------
Total Liabilities and
  Stockholders' Equity  $35,101,988   $        0       $47,488,675   $(2,600,000)  $79,990,663
                         ==========   ==========        ==========    ==========    ==========

              The accompanying notes are an integral part of this pro forma balance sheet.

               SUMMIT SECURITIES, INC. AND OLD STANDARD LIFE INSURANCE COMPANY
              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
                            For the Year Ended September 30, 1994





                                         Reduction       Consolidation
                             Summit    in Earnings            of             Pro
                           Historical    Dr.(Cr.)        Old Standard       Forma
                            ---------    ---------         ---------      ---------
Revenues:
  Interest on receivables$2,422,484    $(286,000) (c)  $2,890,198     $5,026,682
  Earned discount on
   receivables              373,003                       482,951        855,954
  Other investment
   income                   275,180                       626,989        902,169
  Real estate sales          88,000                       621,950        709,950
  Realized net gains on
   sales of investment
   securities                 4,252                        33,143         37,395
  Realized net gains on
   sales of receivables     171,756                        51,842        223,598
  Other income               60,677                        62,581        123,258
                         ----------   ----------       ----------     ----------
Total Revenues            3,395,352     (286,000)       4,769,654      7,879,006
                         ----------   ----------       ----------     ----------
Expenses:
  Insurance policy and
   annuity benefits                                     2,643,783      2,643,783
  Interest expense        2,527,945                           280      2,528,225
  Cost of real estate
   sold                      75,656                       606,821        682,477
  Provision for losses
   on real estate assets    155,042                       192,714        347,756
  Salaries and benefits                                    42,630         42,630
  Commissions to agents                                   500,134        500,134
  Other operating and
   underwriting expenses    231,423                       247,759        479,182
  Less amount capitalized
   as deferred costs,
   net of amortization                                   (418,125)      (418,125)
                         ----------   ----------       ----------     ----------
Total Expenses            2,990,066                     3,815,996      6,806,062
                         ----------   ----------       ----------     ----------
Income before income
  taxes                     405,286     (286,000)         953,658      1,072,944
Income tax provision       (140,407)      97,240  (d)    (328,302)      (371,469)
                         ----------   ----------       ----------     ----------
Net income                  264,879     (188,760)         625,356        701,475
Preferred stock dividends    (2,930)                                      (2,930)
                         ----------   ----------       ----------     ----------
Income applicable to
  common stockholders    $  261,949  $  (188,760)      $  625,356     $  698,545
                         ==========   ==========       ==========     ==========

           The accompanying notes are an integral part of this pro forma statement of income.

  SUMMIT SECURITIES, INC. AND OLD STANDARD LIFE INSURANCE COMPANY

        NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
               BALANCE SHEET AND STATEMENT OF INCOME

NOTE 1:

The pro forma condensed consolidated balance sheet at September 30, 1994 assumes the purchase of all of the outstanding common stock of Old Standard Life Insurance Company (OSL) as if it occurred on September 30, 1994 through the payment of $2,600,000 to Metropolitan. As additional consideration for the purchase of OSL, it is anticipated that the Company will agree to pay an estimated 20% of the net income of OSL to Metropolitan for each of the next three to five years. Each future year's calculation of amounts owing under this provision will be independently calculated. Due to the fact that these entities are under common control, any amounts paid under this provision will be accounted for as dividends. Due to the fact that the Company, Metropolitan and OSL are all entities under the common control of one individual, this business combination will be accounted for using the purchase method, but will retain the historical cost bases of the assets and liabilities of OSL. Thus, the excess of the purchase price of OSL, over its net book value has been treated as if it were a dividend and has been charged against retained earnings.

NOTE 2:

The pro forma condensed consolidated statement of income reflects the above described transaction as if the purchase of OSL occurred at the beginning of the period presented.

NOTE 3:

The following adjustments have been made to the pro forma consolidated condensed balance sheet and statement of income to reflect the acquisition of OSL:

     Pro Forma Balance Sheet:

     (a) To record the acquisition of OSL by the Company through the payment of $2,600,000 to Metropolitan.

     (b) To consolidate the balance sheet of OSL with the Company and to charge the excess of the purchase price over OSL's net book value of approximately $47,000 to retained earnings.

     Pro Forma Statement of Income:

     (c) To reflect the reduction in investment income associated with the $2,600,000 purchase price paid to Metropolitan, calculated at an assumed net yield of 11% per annum.


     (d)  To record the income tax effects of adjustment (c) .

                 REPORT OF INDEPENDENT ACCOUNTANTS


The Directors and Stockholder
Old Standard Life Insurance Company

We have audited the accompanying balance sheet of Old Standard Life Insurance Company, a wholly-owned subsidiary of Metropolitan Mortgage & Securities Co., Inc., as of December 31, 1993, and the related statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Old Standard Life Insurance Company as of December 31, 1993, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

As discussed in Note 1, the Company changed its method of accounting for its investment in certain debt securities in 1993.


                             /s/ Coopers & Lybrand L.L.P.

                             COOPERS & LYBRAND L.L.P.


Spokane, Washington
January 12, 1995

                   INDEPENDENT AUDITORS' REPORT



The Directors and Stockholder
Old Standard Life Insurance Company


We have audited the accompanying balance sheet of Old Standard Life Insurance Company, a wholly owned subsidiary of Metropolitan Mortgage & Securities Co., Inc. as of December 31, 1992 and the related statements of income, stockholder's equity, and cash flows for the years ended December 31, 1992 and 1991. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Old Standard Life Insurance Company as of December 31, 1992, and the results of its operations and its cash flows for the years ended December 31, 1992 and 1991 in conformity with generally accepted accounting principles.



                             /s/ BDO Seidman

                             BDO SEIDMAN

Spokane, Washington
March 19, 1993

                             OLD STANDARD LIFE INSURANCE COMPANY

                                       BALANCE SHEETS
                                        ____________

                                                                      December 31,
                                               September 30,   ___________________________
                                                    1994           1993           1992
                                               _____________   ____________   ____________
                                                (Unaudited)
             ASSETS
Invested assets:
  Investments (Note 2):
    Held-to-maturity securities, at
      amortized cost                            $  9,283,204   $  3,323,735   $    200,000
    Available-for-sale securities, at
      market                                                      5,908,968
  Real estate contracts and mortgage notes
    receivable, net (Note 3)                      28,506,656     23,542,397     25,282,727
  Real estate held for sale (Note 4)                 447,413        372,301
  Policy loans                                        14,614          5,468
  Cash and cash equivalents                        5,829,278      5,051,110      6,328,775
                                                ------------   ------------    -----------
        Total invested assets                     44,081,165     38,203,979     31,811,502
                                                ------------   ------------    -----------
Receivables                                           23,245         34,127         10,752
                                                ------------   ------------    -----------

Other assets:
  Deferred acquisition costs (Note 5)              2,539,587      2,283,615      1,667,623
  Accrued investment income                          462,921        515,613        273,314
  Furniture and equipment, net                        14,235         15,179         16,948
  Due from affiliated companies (Note 8)             210,542      1,456,431
  Other                                              156,980        159,480         34,610
                                                ------------   ------------    -----------
        Total other assets                         3,384,265      4,430,318      1,992,495
                                                ------------   ------------    -----------
        Total assets                            $ 47,488,675   $ 42,668,424   $ 33,814,749
                                                ============   ============   ============

                             OLD STANDARD LIFE INSURANCE COMPANY

                                        ____________

                                                                      December 31,
                                               September 30,   ___________________________
                                                    1994           1993           1992
                                               _____________   ____________   ____________
                                                (Unaudited)
LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:
  Annuity reserves (Note 6)                     $ 43,396,028   $ 39,344,173   $ 28,055,857
  Due to affiliated companies (Note 8)                                           2,374,634
  Income taxes payable (Note 7)                      254,435
  Deferred income taxes (Note 7)                     775,582        801,650        688,950
  Advance annuity deposit funds                        7,532         14,222        195,943
  Accounts payable and accrued expenses              518,471        492,673          6,142
                                                ------------   ------------   ------------
        Total liabilities                         44,952,048     40,652,718     31,321,526
                                                ------------   ------------   ------------

Stockholder's equity (Notes 9 and 10):
  Common stock, $10 par value, 250,000
    shares authorized; 40,000 shares
    issued and outstanding                           400,000        400,000        400,000
  Additional paid-in capital                         800,000        800,000        800,000
  Retained earnings                                1,352,986        875,017      1,293,223
  Net unrealized losses on investments,
    net of deferred income taxes of $8,429
    at September 30, 1994 and $30,554 at
    December 31, 1993 (Note 2)                       (16,359)       (59,311)
                                                ------------   ------------   ------------
        Total stockholder's equity                 2,536,627      2,015,706      2,493,223
                                                ------------   ------------   ------------
        Total liabilities and
          stockholder's equity                  $ 47,488,675   $ 42,668,424   $ 33,814,749
                                                ============   ============   ============

          The accompanying notes are an integral part of the financial statements.

                             OLD STANDARD LIFE INSURANCE COMPANY

                                    STATEMENTS OF INCOME
                                        ____________


                                             Nine Months
                                         Ended September 30,Year Ended December 31,
                                              ____________________________ _____________________________________________
                                              1994     1993     1993     1992     1991
                                          ____________________________________________________________
                                               (Unaudited) (Unaudited)
Revenues:
 Net investment income                        $2,964,109$2,689,494$3,615,585$2,922,996$1,450,478
 Net realized investment gains (Note 2)         66,378   45,200   77,936   55,454    8,867
 Other insurance revenues                       39,324   20,012   28,143   25,596    5,984
                                          ------------------------------------------------------------

    Total revenues                           3,069,8112,754,7063,721,6643,004,0461,465,329
                                          ------------------------------------------------------------

Benefits and expenses:
 Annuity benefits                            2,040,2861,726,8832,377,8351,655,550  714,624
 Commissions (Note 5)                          316,012  467,956  652,077  856,090  491,877
 General expenses (Note 8)                      90,276   68,360   96,529   87,120   78,357
 Provision for losses (recoveries) on real estate
  contracts and mortgage notes                 166,476  237,460  263,697  (23,762) 110,000
 Insurance taxes, licenses and fees            (17,338) 502,875  518,920   11,548    5,694
 Increase in deferred acquisition costs
  (Note 5)                                    (255,972)(453,839)(615,992)(907,488)(540,036)
                                          ------------------------------------------------------------

    Total benefits and expenses              2,339,7402,549,6953,293,0661,679,058  860,516
                                          ------------------------------------------------------------

Income before income taxes                     730,071  205,011  428,5981,324,988  604,813

Provision for income taxes (Note 7)            252,102   70,604  146,804  450,400  221,900
                                          ------------------------------------------------------------

Net income                                    $477,969 $134,407 $281,794 $874,588 $382,913
                                          ============================================================

Net income per share                          $  11.95 $   3.36 $   7.04 $  21.86 $   9.57
                                          ============================================================

Weighted average number of shares outstanding   40,000   40,000   40,000   40,000   40,000
                                          ============================================================

          The accompanying notes are an integral part of the financial statements.

                OLD STANDARD LIFE INSURANCE COMPANY

                STATEMENTS OF STOCKHOLDER'S EQUITY
       for the years ended December 31, 1993, 1992 and 1991
         and for the nine months ended September 30, 1994
                           ____________

                                Additional        Net Unrealized
                       Common    Paid-in    RetainedLosses on
                       Stock     Capital    EarningsInvestments
                    __________  __________________________________
Balance, January 1, 1991$400,000    $800,000  $35,722  $      --
Net income                                   382,913
                    ----------  ---------------------------------

Balance, December 31, 1991400,000  800,000   418,635
Net income                                   874,588
                    ----------  ---------------------------------

Balance, December 31, 1992400,000  800,000 1,293,223
Net income                                   281,794
Cash dividends                              (700,000)
Adoption of SFAS No. 115, net of
  deferred income taxes of $30,544
  (Notes 2 and 7)                                        (59,311)
                    ----------  ---------------------------------

Balance, December 31, 1993400,000  800,000   875,017     (59,311)
Net income (unaudited)                       477,969
Net change in unrealized losses
  on available-for-sale securities,
  net of deferred income taxes of
  $22,125 (Notes 2 and 7)
  (unaudited)                                             42,952
                    ----------  ---------- -----------------------

Balance, September 30, 1994
  (unaudited)           $400,000    $800,000  $1,352,986$(16,359)
                    ==========  ==================================

              The accompanying notes are an integral
                part of the financial statements.

                             OLD STANDARD LIFE INSURANCE COMPANY

                                  STATEMENTS OF CASH FLOWS
                                        ____________

                                             Nine Months
                                         Ended September 30,Year Ended December 31,
                                              --------------------------------------------------------------------------
                                              1994     1993     1993     1992     1991
                                          ____________________________________________________________
                                               (Unaudited) (Unaudited)
Cash flows from operating activities:
 Net income                                   $477,969 $134,407 $281,794 $874,588 $382,913
 Adjustments to reconcile net income to net cash provided by operating activities:
   Net realized investment gain                (66,378) (45,200) (77,936) (55,454)  (8,867)
   Provision for losses (recoveries) on real estate contracts
    and mortgage notes                         166,476  237,460  263,697  (23,762) 110,000
   Depreciation and amortization                   944    1,454    1,769    3,151    2,312
   Deferred income tax provision (benefit)     (48,194)  67,304  143,254  449,600  221,900
 Changes in assets and liabilities:
  Deferred acquisition costs                  (255,972)(453,839)(615,992)(907,488)(540,036)
  Accrued investment income                     52,692 (143,878)(242,299)(157,366)(100,960)
  Other accruals and adjustments               236,173  431,313  348,678  (24,173) (17,536)
  Annuity reserves                           2,000,9621,707,0182,349,8391,679,807  714,624
                                          ----------------------------------------------------------

    Net cash provided by operating activities2,564,6721,936,0392,452,8041,838,903  764,350
                                           ---------------------------------------------------------

Cash flows from investing activities:
 Principal payments on real estate contracts and mortgage notes receivable4,034,4233,220,8034,554,8272,637,228471,202
 Proceeds from sale of real estate contracts and mortgage notes receivable633,650
 Proceeds from sale of real estate held for sale77,218   31,560   56,378   12,050
 Acquisition of furniture and equipment                                      (172)    (185)
 Purchase of held-to-maturity investments                              (3,030,000)(4,083,594)
 Proceeds from sales of trading investments                             3,076,1724,092,461
 Proceeds from maturities of held-to-maturity investments200,000 200,000
 Purchase of available-for-sale investments         (28,766,401)(58,768,357)
 Proceeds from sales of available-for-sale investments19,494,68849,529,844
 Purchase of real estate contracts and mortgage notes receivable(9,776,499)(3,350,581)(3,473,576)(16,053,302)(10,527,664)
 Net increase in policy loans                   (9,146)  (5,822)  (5,468)
 Change in due from affiliated companies     1,245,889(2,246,782)(3,831,065)2,220,281(160,864)
 Additions to real estate held for sale        (36,242) (32,902) (49,808) (18,378)
                                          ------------------------------------------------------------

    Net cash used in investing activities   (3,830,707)(11,455,437)(11,787,225)(11,156,121)(10,208,644)
                                           -----------------------------------------------------------

                             OLD STANDARD LIFE INSURANCE COMPANY

                                        ____________

                                             Nine Months
                                         Ended September 30,Year Ended December 31,
                                              --------------------------------------------------------------------------
                                              1994     1993     1993     1992     1991
                                          ____________________________________________________________
                                               (Unaudited  ) (Unaudited)
Cash flows from financing activities:
 Receipts from annuity products               $5,902,105$8,832,023$12,228,314$15,484,747$9,333,100
 Withdrawals on annuity products            (3,851,212)(2,365,379)(3,289,837)(1,597,048)(671,638)
 Change in advance annuity deposits             (6,690)(144,260)(181,721)(202,452) 343,902
 Dividends paid                                                 (700,000)
                                          ------------------------------------------------------------

    Net cash provided by financing activities2,044,2036,322,3848,056,75613,685,2479,005,364
                                          ------------------------------------------------------------

    Net increase (decrease) in cash and cash equivalents778,168(3,197,014)(1,277,665)4,368,029(438,930)

Cash and cash equivalents:
 Beginning of period                         5,051,1106,328,7756,328,7751,960,7462,399,676
                                          ------------------------------------------------------------

 End of period                                $5,829,278$3,131,761$5,051,110$6,328,775$1,960,746
                                          ============================================================

See Note 11 for supplemental cash flow information.

                           The accompanying notes are an integral
                              part of the financial statements.

                OLD STANDARD LIFE INSURANCE COMPANY

                   NOTES TO FINANCIAL STATEMENTS
             (All information as of September 30, 1994
            and for the nine months ended September 30,
                    1994 and 1993 is unaudited)
                           ____________


1.   SUMMARY OF ACCOUNTING POLICIES:

       Nature of Business

       Old Standard Life Insurance Company (Old Standard or the
       Company), a wholly-owned subsidiary of Metropolitan
       Mortgage & Securities Co., Inc. (Metropolitan), is engaged primarily in the offering, issuance and sale of variable rate annuity contracts and life insurance policies.

       Investments

       The Company adopted the provisions of Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities," on December 31, 1993. The effect of applying this new standard was to decrease stockholder's equity at December 31, 1993 by $59,311, which is net of $30,554 of deferred income tax effect (see Note 8). The Company has classified its investments in debt and equity securities as either "available-for-sale" or "held-to-maturity." The accounting policies related to these investments are as follows:

       Available-for-Sale Securities: Available-for-sale securities, consisting primarily of government-backed securities and corporate bonds, are carried at market value. Realized gains and losses on the sale of these securities are recognized on a specific identification basis in the statement of income in the period the securities are sold. Unrealized gains and losses are presented as a separate component of stockholder's equity, net of related deferred income taxes.

       Held-to-Maturity Securities: Held-to-maturity securities, consisting primarily of government-backed securities and corporate bonds having fixed maturities, are carried at amortized cost. The Company has the ability and intent to hold these investments until maturity.

       Real Estate Contracts and Mortgage Notes Receivable

       Real estate contracts and mortgage notes receivable (contracts) held for investment purposes are carried at amortized cost. Discounts originating at the time of purchase, net of capitalized acquisition costs, are amortized using the level yield (interest) method. For contracts acquired after September 30, 1992, net purchase discounts are amortized on an individual contract basis using the level yield (interest) method over the remaining contractual term of the contract. For contracts acquired before October 1, 1992, the Company accounts for its portfolio of discounted loans using anticipated prepayment patterns to apply the level yield (interest) method of amortizing discounts. Discounted contracts are pooled by the fiscal year of purchase and by similar contract types. The amortization period, which is approximately 78 months, estimates a constant prepayment rate of 10-12 percent per year and scheduled payments, which is consistent with the Company's prior experience with similar loans and the Company's expectations.

       In May 1993, Statement of Financial Accounting Standards No. 114 (SFAS No. 114), "Accounting by Creditors for Impairment of a Loan," was issued. SFAS No. 114 requires that the carrying value of certain impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral. The Company is required to adopt this new standard by January 1, 1995. The Company does not anticipate that the adoption of SFAS No. 114 will have a material effect on the financial statements.

       Real Estate Held for Sale

       The Company holds real estate, stated at the lower of cost or market, for purposes of resale. The Company acquires real estate through foreclosure. Cost is determined by the lower of (a) the fair value of the property at date of foreclosure less estimated selling costs, or (b) cost (unpaid contract carrying value). Periodically, the Company reviews its carrying values of real estate held for sale by obtaining new or updated appraisals and adjusts its carrying values to the lower of cost or net realizable value, as necessary. Occasionally, properties are rented, with the revenue being included in other income and holding costs are charged to expense.

1.   SUMMARY OF ACCOUNTING POLICIES, Continued:

       Real Estate Held for Sale, Continued

       Profit on sales of real estate is recognized when the buyers' initial and continuing investment is adequate to demonstrate (1) a commitment to fulfill the terms of the transaction, (2) collectibility of the remaining sales price due is reasonably assured, and (3) the Company maintains no continuing involvement or obligation in relation to the property sold and transfers all the risks and rewards of ownership to the buyer.

        The Company records foreclosed assets at the lower of (a) fair value minus estimated costs to sell, or (b) cost.

       Allowance for Losses on Real Estate Assets

       The established allowance for losses on real estate assets include amounts for estimated probable losses on both real estate held for sale and receivables. Specific allowances are established for all delinquent contract receivables with net carrying values in excess of $100,000. Additionally, the Company establishes general allowances, based on historic delinquency and loss experience, for currently performing receivables and smaller delinquent receivables. Allowances for losses are determined based upon the net carrying values of the contracts, including accrued interest. Accordingly, the Company continues to accrue interest on delinquent loans until foreclosure, unless the principal and accrued interest on the loan exceeds the fair value of the collateral, net of the estimated selling costs. The Company obtains new or updated appraisals on appropriate delinquent receivables, and adjusts the allowances for losses as necessary, such that the net carrying value does not exceed estimated net realizable value.

       Cash and Cash Equivalents

       For purposes of the balance sheet and the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents. Cash includes all balances on hand and on deposit in banks and financial institutions. The Company periodically evaluates the credit quality of its depository financial institutions. Substantially all cash and cash equivalents are on deposit with one financial institution and exceed the FDIC insurance limit.

       Deferred Acquisition Costs

       Sales commissions and other sales costs related to sales of annuity contracts are deferred. For annuities, the portion of the deferred policy acquisition cost that is estimated not to be recoverable from surrender charges is amortized as a constant proportion of the estimated gross profits associated with the policies in force.

       Annuity Reserves

       Annuity reserves are equal to the sum of the individual account accumulation values. Deposits and interest credited to annuity account balances are not reported as insurance revenues, but as annuity reserves.

       Recognition of Annuity Revenues

       Premiums for annuities are not reported as revenue, but as annuity reserves. Revenues for these annuities consist of the charges assessed against the account balance. These charges include expense and surrender charges. Charges designed to compensate the insurer for future services are not recognized in the period assessed; instead, they are deferred and recognized in income over the period benefited using the same assumptions as are used to amortize deferred acquisition costs.

       Income Taxes

       The Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109), effective January 1, 1993. There was no cumulative effect of adopting SFAS No. 109. SFAS No. 109 requires deferred tax liabilities and assets to be determined based on the temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities and tax attributes using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. In 1992 and 1991, the Company accounted for income taxes as required by Accounting Principles Board Opinion No. 11.

       Earnings Per Share

       Earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding.

       Reclassifications

       Certain 1992 and 1991 amounts have been reclassified to conform with the 1993 presentation. These reclassifications had no effect on net income or retained earnings as previously reported.

       Interim Financial Information

       In the opinion of the Company, the accompanying unaudited interim financial information contains all adjustments necessary to present fairly the financial position as of September 30, 1994 and the results of operations and changes in cash flows for the nine month periods ended September 30, 1994 and 1993. The results of operations for the nine month period ended September 30, 1994 and 1993 are not necessarily indicative of the results to be expected for the full year.

2.   INVESTMENTS:

     As discussed in Note 1, effective December 31, 1993, the Company adopted the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, securities are classified as "Held-to-Maturity" or "Available-for-Sale". Additionally, to facilitate the adoption of SFAS No. 115, the Company restructured its investment portfolio to better match the average terms of its investments in debt securities with those of its annuities. Prior to the adoption of SFAS No. 115, the Company classified and accounted for its debt securities as "Trading" or "Investment." Securities classified as Trading were recorded at market value, similar to the treatment of Available-for-Sale securities. Securities classified as Investment were recorded at amortized cost, similar to the treatment of Held-to-Maturity securities. Accordingly, the 1992 balance sheet presentation of investments has been reclassified to conform with the 1993 presentation.

     The Company has not invested in "derivative products" that have been structured to perform in a way that magnifies the normal impact of changes in interest rates or in a way dissimilar to the movement in value of the underlying securities. At September 30, 1994, the Company was not a party to any derivative financial instruments.

     A summary of carrying and estimated market values of investments at September 30, 1994 and December 31, 1993 and
     1992 is as follows:

       Held-to-Maturity    1994
                     ____________________________________________________________________
                   Amortized    Gross     Gross
                     Cost     UnrealizedUnrealized Estimated
               (Carrying Value) Gains    Losses Market Values

                 _________________________________________________

       Government-backed bonds$5,223,122$--$389,995 $4,833,127
       Corporate bonds4,060,082       --  186,479    3,873,603
                 -------------------------------------------------

       Total         $9,283,204   $   --   $576,474 $8,706,730
                 =================================================


       Available-for-Sale  1993
                     ___________________________________________________________________
                                Gross     Gross   Estimated
                    Amortized UnrealizedUnrealizedMarket Values
                      Cost      Gains    Losses(Carrying Values)
                 _________________________________________________

       Government-backed bonds$5,000,000$--$81,250  $4,918,750
       Corporate bonds 998,833        --    8,615      990,218
                 -------------------------------------------------

       Total         $5,998,833   $   --   $89,865  $5,908,968
                 =================================================


       Held-to-Maturity    1993
                     ____________________________________________________________________
                   Amortized    Gross     Gross
                     Costs    UnrealizedUnrealized Estimated
               (Carrying Value) Gains    Losses Market Values

                __________________________________________________

       Government-backed bonds$255,351     $3,867   $  251,484
       Corporate bonds2,005,008   $3,237    1,225    2,007,020
       Utility bonds 1,063,376     1,624             1,065,000
                 -------------------------------------------------

       Total         $3,323,735   $4,861   $5,092   $3,323,504
               ===================================================




2.   INVESTMENTS, Continued:

       Held-to-Maturity    1992
                     ____________________________________________________________________
                   Amortized    Gross     Gross
                     Costs    UnrealizedUnrealized Estimated
               (Carrying Value) Gains    Losses Market Values

               ___________________________________________________

       Government-backed bonds$200,000$4,000$  --   $  204,000
               =============== ===================================


     The government-backed securities above include investments on deposit for regulatory authorities (as required by law) of $250,000, $250,000 and $200,000 at September 30, 1994,
     December 31, 1993 and 1992.

     There were no sales or maturities of bonds for the nine months ended September 30, 1994. Proceeds from sales and maturities of bonds for the year ended December 31, 1993 were $49,729,844. Gross gains of $122,866 and gross losses of $26,805 were realized on those transactions. Proceeds from the sale of trading bonds for the years ended December 31, 1992 and 1991 were $3,076,172 and $4,092,461. Gross gains of
     $47,190 and $18,242 were realized during 1992 and 1991. Gross losses of $9,375 were realized on those sales in 1991.

     Net unrealized gains and losses on the available-for-sale portfolio at September 30, 1994 and December 31, 1993 are reported as a separate component of stockholder's equity, net of deferred federal income taxes. During the year ended December 31, 1993 and the nine months ended September 30, 1994, the Company transferred $3,250,000 and $6,000,000, respectively, of investments from the available-for-sale portfolio to the held-to-maturity portfolio. At the date of transfer, these investments had net unrealized losses of approximately $29,000 before deferred income taxes. These unrealized losses are being amortized over the term of the investments transferred using the interest method. During the year ended December 31, 1993 and the nine months ended September 30, 1994, $0 and $4,563, respectively, of these losses were amortized. At September 30, 1994, the remaining unamortized loss, net of deferred income taxes of $8,429, of $16,359 is reported as a reduction of stockholder's equity.

     The amortized costs and estimated market values of debt securities at September 30, 1994 and December 31, 1993, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

     Held-to-maturity debt securities at September 30, 1994:

                                                    Estimated
                                  Amortized           Market
                                    Cost              Values
                                  _________         _________
       Due after one year
         through five years       $9,283,204        $8,706,730
                                  ==========        ==========


     Available-for-sale debt securities at December 31, 1993:

                                                    Estimated
                                  Amortized           Market
                                    Cost              Values
                                  _________         _________

       Due after one year
         through five years       $4,972,375        $4,918,750
       Due after five years
         through 10 years            995,904           990,218
                                  ----------        ----------

                                  $5,968,279        $5,908,968
                                  ==========        ==========


     Held-to-maturity debt securities at December 31, 1993:

                                                    Estimated
                                  Amortized           Market
                                    Cost              Values
                                  _________         _________

       Due after one year
         through five years       $3,323,735        $3,323,504
                                  ==========        ==========


3.   REAL ESTATE CONTRACTS AND MORTGAGE NOTES RECEIVABLE:

     Real estate contracts and mortgage notes receivable consist of first lien mortgages collateralized by property primarily located in the Pacific Northwest (Washington and Northern Idaho). The face value of the real estate contracts and mortgage notes range principally from $15,000 to $150,000 with no single amount in the excess of $300,000. Interest rates principally range from 5% to 13.125%. The weighted average interest rate on these receivables at December 31, 1993 is approximately 9.8%. Maturity dates range from 1994 to 2021.

     The following is a reconciliation of the face value of the real estate contracts and mortgage notes to the Company's carrying value.

                                               December 31,
                        September 30,_________________________________
                           1994          1993        1992
                        ________________________________________

       Face value       $29,870,460 $25,325,877 $27,070,726
       Unrealized discounts, net
         of unamortized
         acquisition costs(1,135,582)(1,537,425)(1,702,761)
       Allowance for losses(228,222)(246,055)   (85,238)
                  ---------------------------------------

       Carrying value   $28,506,656 $23,542,397 $25,282,727
                  ========================================

     The principal amount of contracts and notes subject to delinquent principal or interest, defined as payment being in arrears for more than three months, totaled approximately
     $1,010,000 at September 30, 1994, $1,139,000 at December 31,
     1993 and $1,162,000 at December 31, 1992.

4.   REAL ESTATE HELD FOR SALE:

     Real estate held for sale consists of the following at September 30, 1994 and December 31, 1993:

                                September 30,      December 31,
                                    1994               1993
                                _____________      ____________
       Single-family
         dwelling                  $218,700           $372,301
       Land - Residential
         Improved                   202,500
       Commercial                    26,213
                                   --------           --------

                                   $447,413           $372,301
                                   ========           ========

5.   DEFERRED ACQUISITION COSTS:

     An analysis of deferred costs related to policy and annuity acquisitions is as follows:

                                                     December 31,
                             September 30,_________________________________
                                 1994          1993        1992
                             _________________________________________
       Balance at beginning
         of period           $2,283,615   $1,667,623  $760,135
       Deferred during period:
         Commissions           316,012     652,076     856,001
         General expenses       62,035      96,097      81,787
                         --------------------------------------

       Total deferred        2,661,662   2,415,796   1,697,923

       Amortized during period(122,075)   (132,181)    (30,300)
                        ---------------------------------------

       Balance at end of period$2,539,587 $2,283,615  $1,667,623
                        ========================================



6.   ANNUITY RESERVES:

     Annuity reserves are based on the annuity contract terms. These terms call for reserves covering all principal paid plus accrued interest. Annuity contract interest rates ranged from 5% to 9% during the nine months ended September 30, 1994; 5% to 9% during the year ended December 31, 1993, 5.5% to 8.5% during the year ended December 31, 1992 and 7.5% to 9.2% during the year ended December 31, 1991.


7.   INCOME TAXES:

     The Company files a separate tax return from Metropolitan under specific provisions which require newly formed life insurance entities to file a separate federal income tax return for the first five years of their existence. The Company is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code.

     The components of the provision for income taxes are as follows:

                     Nine Months Ended
                      September 30,       Year Ended December 31,
                   ___________________________________________________________

                      1994    1993    1993   1992     1991
                   __________________________________________________
       Current     $300,296$3,300  $3,550  $  800  $   --
       Deferred   (48,194) 67,304 143,254 449,600 221,900
               --------------------------------------------------

                   $252,102$70,604 $146,804$450,400$221,900
               ==================================================

     The effective income tax rate differs from the statutory income tax rate due to state income taxes.

     The deferred income tax provision (benefit) results from the following:

                     Nine Months Ended
                      September 30,       Year Ended December 31,
                   ___________________________________________________________

                      1994    1993    1993   1992     1991
                   __________________________________________________
       Deferred policy
         acquisition costs$80,518$140,998$180,304$252,630$136,211
       Reserves on
         repossessed real
         estate    (4,815)(14,664)(14,707)
       Amortization of
         discounts on
         purchased real
         estate contracts,
         net of contract
         acquisition costs
         and underwriting
         fees      16,135  93,983 (64,481)819,036 304,537
       Annuity reserves(74,683)(166,254)(281,460)(247,901)(102,731)
       Allowance for losses761(58,945)(69,266)8,419(37,400)
       Operating loss
         carryover(165,573)251,404433,362(382,584)(78,717)
       Guaranty fund(30,059)(167,221)(160,609)
       Other      129,522 (11,997)120,111
                ------------------------------------------------

       Provision (benefit) for
         income taxes$(48,194)$67,304$143,254$449,600$221,900
                ================================================


     The income tax effect of the temporary differences giving rise to the Company's deferred tax assets and liabilities as of September 30, 1994 and December 31, 1993 is as follows:

                              1994              1993
                    __________________________________________________
                        AssetLiability    AssetLiability

       Allowance or
       contract losses$97,485         $98,246
       Reserves on
       repossessed real
       estate        19,522            14,707
       Deferred loan fees    $1,105,983        $1,089,848
       Deferred acquisition
       costs                 730,753           650,235
       Annuity reserves706,776        632,093
       Guaranty fund reserve190,688   160,609
       Investments and other46,683             132,795
       Net operating loss
       carryforwards                  165,573
               ------------------------------------------------

                    $1,061,154$1,836,736$1,071,228$1,872,878
               ================================================

     No valuation allowance has been established at December 31, 1993 to reduce deferred tax assets as it is more likely than not that these assets will be realized due to the future reversals of existing taxable temporary differences.

     At December 31, 1993, the Company had unused net operating loss carryforwards, for income tax purposes, of approximately $487,000. These carryforwards have been utilized to reduce the current income tax provision for the nine months ended September 30, 1994.

8.   RELATED PARTY TRANSACTIONS:

     The Company had the following related party transactions with
     Metropolitan:

                     Nine Months Ended
                      September 30,       Year Ended December 31,
                   _____________________________________________________________

                      1994    1993    1993     1992   1991
                   __________________________________________________
       Real estate
         contracts and
         mortgage notes
         purchased
         through
         Metropolitan$9,827,000$528,724$603,465$13,620,522$9,820,458
       Contract
         acquisition cost
         and underwriting
         fees charged to
         the Company on
         purchases of
         real estate
         contracts and
         mortgage notes52,72930,86133,5752,432,780 707,206
       Investment and
         general expenses
         paid to
         Metropolitan95,95547,742  62,677   53,496      --

     Additionally, the Company paid commissions of $31,332 and $12,803 during 1993 and 1992, respectively, to Beacon Properties, Inc. (Beacon) for acting as broker on real estate sold throughout 1993. The Company also received rent from Summit Securities, Inc. (Summit) of $1,800 during 1993. Beacon and Summit were wholly-owned subsidiaries of Metropolitan in 1993. Old Standard declared a common stock dividend of $700,000 to Metropolitan during 1993.

     In 1993, the Company purchased a government bond with a value of $5,124,197 and mortgage loans worth $2,865,000 from Western United Life Assurance Company, a subsidiary of Metropolitan.

9.   STOCKHOLDER'S EQUITY:

     Old Standard is required to file statutory financial statements with state insurance regulatory authorities.
     Accounting principles used to prepare these statutory financial statements differ from generally accepted accounting principles. Stockholder's equity, as reported in Old
     Standard's statutory financial statements, was approximately
     $2,527,500 as of September 30, 1994, $2,069,000 as of December
     31, 1993 and $2,078,000 as of December 31, 1992.

     The payment of dividends by Old Standard is subject to certain restrictions imposed by statute. Dividends can only be paid out of earned surplus. Earned surplus includes surplus arising from unrealized capital gains or revaluation of assets.

10.  RECONCILIATION OF GAAP AND STATUTORY ACCOUNTING:

     A reconciliation from the basis of accounting followed by the Company as prescribed or permitted by state insurance regulations to the basis of generally accepted accounting principles is as follows:

                   Nine Months Ended
                     September 30,  Year Ended December 31,
            __________________________________________________________________
                       1994     1993      1993      1992   1991
                  ___________________________________________________________
       Net income per statutory
         statements     $515,235 $777,142 $900,085  $809,272$334,119
       Adjustments for:
         Change in annuity
          reserves     (175,563)(407,672) (682,476)(561,297)(160,142)
         Change in deferred
          acquisition costs255,972453,839  615,992 907,488 540,036
         Deferred tax expense48,194(67,304)(143,254)(449,600)(221,100)
         Interim current tax
           adjustment  (258,296)
         State guaranty fund
          provision      71,070 (488,573) (472,379)
         Interest maintenance
          reserves       45,337   37,942    58,642  14,867
         Policy contract benefits(31,703)73,353180,604129,096
         Adjustment to loss reserves(6,649)(142,463)
          Unrealized gains (losses) on
          mortgage loans and real
          estate contracts(25,521)(94,997)(173,420) 24,762(110,000)
         Other expense adjustments39,893(6,860)(2,000)
                        -----------------------------------------------------------
       Net income in accordance
         with GAAP      $477,969 $134,407 $281,794  $874,588$382,913
                  ===========================================================

       Stockholder's Equity      September 30,December 31,
                                1994    1993      1992
                           ____________________________________
       Stockholder's equity per
         statutory statements    $2,527,464$2,069,030$2,077,808
       Adjustments for:
         Deferred acquisition costs2,539,5872,283,6151,667,623
         Annuity reserves     (1,603,336)(1,427,803)(745,342)
         Deferred income taxes  (775,582) (801,650)(688,950)
         Interim current tax adjustment(258,296)
         Nonadmitted assets       16,204     5,442  (8,516)
         Interest maintenance reserve104,31073,510  14,867
         Asset valuation reserve 218,910   188,548  47,437
         State guaranty fund provision(401,309)(472,379)
         Adjustment of real estate related assets
          to statutory values    (70,129) (130,650)
         Securities valuation reserves(16,359)(59,311)
         Policy and contract benefits283,640309,700129,096
             Other               (28,477)  (22,346)   (800)
                             ---------------------------------
     Stockholder's equity
         in accordance
         with GAAP               $2,536,627$2,015,706$2,493,223
                           ====================================

11.  SUPPLEMENTAL DISCLOSURES FOR STATEMENTS OF CASH FLOWS:

     The following table summarizes income taxes paid during the periods:

                     Nine Months Ended
                      September 30,       Year Ended December 31,
                   _____________________________________________________________

                      1994    1993    1993     1992   1991
                   __________________________________________________
       Income taxes$45,860 $3,300  $3,550  $   800 $    --

     Non-cash investing and financing activities of the Company during the periods are as follows:

                     Nine Months Ended
                      September 30,       Year Ended December 31,
                   _____________________________________________________________

                      1994    1993    1993     1992   1991
                   __________________________________________________
       Loans to facilitate
         the sale of real
         estate held$370,732$291,190$440,372$170,850$   --
       Real estate held
         for sale and
         development
         acquired through
         foreclosure615,260808,794976,668   64,000  92,258
       Debt assumed upon
         foreclosure of
         real estate
         contracts 10,598      --      --       --      --




        INSIDE BACK COVER PAGE: REFER TO APPENDIX ITEM 4

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

     Item 14.  Other Expenses of Issuance and Distribution.

     The following table sets forth the estimated expenses in connection with the issuance and distribution of the Certificates, other than selling commissions:

     SEC Registration Fee .................... $ 5,069
     NASD Filing Fee .........................  6,000
     Independent Underwriter Fee.............. 45,000
     *Printing ............................... 10,000
     *Legal Fees and Expenses ................ 10,000
     *Accounting Fees and Expenses ..........  45,000
     *Trustee's Fees and Expenses ............  5,000
     *Blue Sky Fees and Expenses ............. 20,000
     *Miscellaneous ..........................  3,931

          TOTAL .............................$150,000
                                             --------

     *Estimated

     Item 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Summit's Articles of Incorporation provide for indemnification of Summit's directors, officers and employees for expenses and other amounts reasonably required to be paid in connection with any civil or criminal proceedings brought against such persons by reason of their service of or position with Summit unless it is adjudged in such proceedings that the person or persons are liable due to willful malfeasance, bad faith, gross negligence or reckless disregard of his duties in the conduct of his office. Such right of indemnification is not exclusive of any other rights that may be provided by contract or other agreement or provision of law.

     Item 16.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

                (a). Exhibits:

      *1.a.i.   Form of Selling Agreement between Summit and
                Metropolitan Investment Securities, Inc. with respect to Certificates.

     *1.a.ii.   Form of Selling Agreement between Summit and
                Metropolitan Investment Securities, Inc. with respect to Preferred Stock Series S-1.

      *1.b.i.   Form of Agreement to Act as Qualified Independent
                Underwriter between Summit, Metropolitan
                Investment Securities, Inc. and Welco Securities,
                Inc. with respect to Certificates to be
                registered.

     *1.b.ii.   Form of Agreement to Act as Qualified Independent
                Underwriter between Summit, Metropolitan
                Investment Securities, Inc. and Welco Securities,
                Inc. with respect to Preferred Stock to be registered.

      *1.c.i.   Form of Pricing Opinion of Welco Securities, Inc.
                with respect to Certificates to be registered.

     *1.c.ii.   Form of Pricing Opinion of Welco Securities, Inc.
                with respect to Preferred Stock to be registered.

        *1.d.   Form of Selected Dealer's Agreement.

         3.a.   Articles of Incorporation of Summit.  (Exhibit
                3(a) to Registration No. 33-36775).

         3.b.   Bylaws of Summit.  (Exhibit 3(b) to Registration
                No. 33-36775).

         4.a.   Indenture dated as of November 15, 1990 between
                Summit and West One Bank, Idaho, N.A., Trustee.
                (Exhibit 4(a) to Registration No. 33-36775).

         4.b.   Amendment to Indenture dated as of November 15,
                1990 between Summit and West One Bank, Idaho,
                N.A., Trustee. (Exhibit 4(b) to Registration No.
                33-36775).

        *4.c.   Form of Statement of Rights, Designations and
                Preferences of Variable Rate Cumulative Preferred
                Stock Series S-1.

         4.d.   Form of Variable Rate Cumulative Preferred Stock
                Certificate.

         4.e.   Form of Investment Certificate.

        *5.a.   Form of Opinion of Susan A. Thomson, Attorney at
                Law, as to validity of Investment Certificates.
                (Includes consent.)

        *5.b.   Form of Opinion of Susan A. Thomson, Attorney at
                Law, as to validity of Preferred Stock. (Includes consent.)

       *10.a.   Management Receivable Acquisition and Servicing
                Agreement between Summit Securities Inc. and
                Metropolitan Mortgage & Securities Co., Inc. dated September 9, 1994

       *10.b.   Stock Purchase Agreement between Summit and
                Metropolitan regarding the purchase of
                Metropolitan Investment Securities, dated January
                31, 1995.

          11.   Computation of Earnings Per Common Share. (See
                Financial Statements.)

         *12.   Computation of Ratio of Earnings to Fixed Charges.

     *23.a.i.   Consent of Coopers & Lybrand L.L.P., Independent
                Certified Public Accountants.

     *23.b.i.   Consent of BDO Seidman, Independent Certified
                Public Accountants, regarding Summit.

     *23.b.ii   Consent of BDO Seidman, Independent Certified
                Public Accountants, regarding Old Standard.

         *25.   Statement on Form T-1 of West One Bank.  (The
                Exhibitis to this Exhibit have been file din paper pursuant to a continuing hardship exemption granted January 24, 1994.)

         *27.   Financial Data Schedule.  See Exhibit 27 to Form
                10-K filed January 12, 1995.
*Filed herewith


     Item 17.  UNDERTAKINGS.

     (a)       The undersigned registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

               (iii) To include any material information with
                     respect to the plan of distribution not
                     previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 15 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling persons of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane, State of Washington, on February 7, 1995.

                    SUMMIT SECURITIES, INC.



                    /S/ JOHN TRIMBLE

               By:
               _________________________________________________
               John Trimble,
               President/Director


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature                  Title                           Date


/S/ JOHN TRIMBLE
                                                     2/6/95
_________________________ President/Director/        ________
John Trimble

/S/PHILIP SANDIFUR
                                                     2/6/95
_________________________ Vice President/Director    ________
Philip Sandifur

/S/ TOM TURNER
                                                     2/6/95
_________________________ Secretary/Treasurer        ________
 Tom Turner               Director

/S/ERNEST JURDANA
                                                     2/6/95
_________________________ Chief Financial Officer    _________
Ernest Jurdana

GRAPHS APPENDIX

1. INSIDE FRONT COVER PAGE: Full color page with Summit's name and logo on top of page. The page contains a background image of a mountain which matches the image to be used on the outside cover of Summit's annual report.

2. A circular diagram with an arrow from one paragraph to the next, depicting how the investor's proceeds are used. The graphic contains the following introductory statement: "The following diagram depicts a standard model for how an investor's money is used by the Company for investment in Receivables. This model is for illustrative purposes, and is not intended to be exhaustive. It is qualified in its entirety and should be read in conjunction with the detailed information provided elsewhere in the prospectus."

The graphic includes the following paragraphs within the circular diagram. The diagram contains an arrow from one paragraph to the next: Election is made to invest/reinvest in Preferred Stock. The Company invests the money in Receivables secured by real estate. The Receivable obligors make principal and interest payments to the Company. Some of the money received as payment is used to finance the cost of doing business. Dividend payments are paid or reinvested at the direction of the investor.

The graphic contains the following statement in bold in the center of the circular diagram: DIAGRAM SHOWING HOW INVESTORS' MONEY IS
USED IN THE PURCHASE OF RECEIVABLES.

3. Two graphs depicting how the Company earns a greater yield on a Receivable through purchasing the Receivables at a discount from the face amount. Both graphs have a vertical axis which show the Company's investment in the receivable, the face value and the interest earned. The horizontal axis shows years. A line is drawn from each of the three points on the vertical axis, sloping down to the 15 year mark on the horizontal axis. The areas between these lines are identified as A, B and C.

The first graph contains the following explanatory heading:
Receivable Purchased at a Discount - Example of a $50,000
Receivable purchased at a discount. Interest rate is 10%, term is 15 years. The Company pays A and receives B and C as income.

The second graph contains the following explanatory heading:
Receivable Purchased without a Discount - Example of a $50,000 Receivable purchased without a discount. Interest rate if 10%, term is 15 years. The Company pays A and B. The Company receives C as income.

4. INSIDE BACK COVER: Full cover page with Summit's name and logo on the top of the page with a background of the mountain scene which is also set forth on the inside front cover. The page contains a color map of the United States and indicates the location of Metropolitan's branch offices. The following text is set forth above the graph: The Source for Summit Securities' Receivable Investments is: The Metropolitan Receivable Acquisition Network. Location of Home and Branch Offices: Metropolitan Mortgage & Securities Co., Inc. *Home Office, Branch Office Information as of December 31, 1994.

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